UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) 35.300.332.067

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING
April 27, 2010 – 3:00 PM

Information and Documents Related to Matters to be resolved, in compliance with the provisions of the Brazilian Securities & Exchange
Commission (“CVM”) Instructions # 480, of December 7, 2009
(IN CVM 480) and 481, December 17, 2009 (IN CVM 481)

Ordinary Shareholders Meeting:

• Comments of the managers regarding the financial standing of Banco Santander (Brasil) S.A. (“Bank” or “Company”), pursuant to item 10 of the reference form (IN CVM 481, art. 9)
Note: The documents and information provided for in items I, II and IV and paragraph 1, items I and III of art. 9, of IN CVM 481 have already been submitted to the Brazilian Securities and Exchange Commission – CVM, via the IPE system, upon the disclosure of the Company’s financial statements on 2/4/2010.

• Proposed destination of the net profit of the fiscal year of 2009 and the distribution of dividends (IN CVM 481, art. 9, paragraph 1, item II).

• Proposed compensation of the managers and information referred to in item 13 of the reference form (IN CVM 481, art. 12, I and II, and item 13 of the reference form).

Extraordinary Shareholders Meeting:

• Increase of the Company’s capital, through the capitalization of capital reserves (IN CVM 481, art. 14); and

• Change on the Company’s Bylaws, in its articles 5, heading, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, heading and paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, addition of paragraphs 3 and 4 (IN CVM 481, art. 11, I and II).

Management comments on the Company’s
financial positions

In compliance with the provision in art.9º of
IN CVM 481 e item 10 of attachment 24 of IN CVM 480

I. Management report on corporate business and main administrative facts in 2009;:

Disclosure on financial statements published in Valor Econômico and DOESP - Diário Oficial do Estado de São Paulo on February 5, 2010 and available on the Bank's website (www.santander.com.br/ri).

II. Copy of financial statements for 2009

Financial statements published in Valor Econômico and DOESP - Diário Oficial do Estado de São Paulo on February 5, 2010 and available on the Bank's website (www.santander.com.br/ri).

III. Management comments on the company's financial position, according to item 10 of the reference form:

10.1 . Directors should comment on:

a. general financial and equity conditions

Banco Santander (Brasil) S.A. (“Bank” or “Company”) is one of the leading multiple banks in Brazil, one of the world’s most attractive markets given its high growth potential and its low penetration of bank products and services. It is considered the third largest private bank in Brazil in terms of assets, according to data from the Central Bank of Brazil ("Bacen"), between management with a 9.2% in September 2009 and the largest bank controlled by a large global financial group.

• The normalized net profit accounted by the Bank amounted to R$ 4,360 million in 2009, a 58% (or R$ 1,602 million) growth in relation to the R$ 2,758 million registered in 2008.

• With total assets of R$ 315,045 million, a 1.2% growth in twelve months consolidating its position as the third largest private bank in Brazil.

• The gross credit portfolio grows 1.9% in twelve months and reaches R$ 142,019 million

• Deposits reduced 8.5% in twelve months, reaching R$ 113,473 million. The savings deposits growth was 22.2%

• The shareholders’ equity reached R$ 40,841 million (excluding goodwill of R$ 28,312 million)

• The active client base (according to the criteria of the Bacen) reaches 10.1 million

• Bank has a solid distribution platform, is one the largest in numbers of points of sale in the South/Southeast region (73% of the Brazilian GNP):
- 2,091 branches
- 1,502 mini-branches
- 18,094 ATM’s

The Bank’s goal is to be the best bank in Brazil, in terms of profitability and brand recognition, conquering the satisfaction of clients, shareholders and employees. Therefore, it seeks to be a relationship bank and the main bank of its retail and wholesale clients, offering them sustainable practices, serving them with a complete product portfolio. The Company believes that it may attain such goals by applying the following strategies:

• Improved efficiency through synergies and implementation of the best practices in the integration process: (i) continuous search for ways to improve even more its operating efficiency and margins; and (ii) maintenance of the investment discipline and allocating resources to the areas that generate improvements in managing their clients and increase of their revenues.

• Expansion of the offer of products and distribution channels in the commercial bank: the Bank wishes to increase its businesses and operations throughout Brazil, expanding its commercial bank services to existing and potential retail clients, and offering new products and services to current clients, based on their individual profile.

• Capitalization of the strong market position of the Bank in the wholesale business: the Company provides the multinational companies present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, using its global network to meet the needs of its clients with customized solutions. The Bank wishes to focus even more on its solid global position as a wholesale bank of relationship with clients, in line with the global strategy of the Santander Group in Spain for the Global Wholesale Bank.

• Continuous development of a business platform that is transparent and sustainable: the Bank will maintain a commitment with economic, social, and environmental sustainability in its processes, products, policies and relationships. The Bank focuses on the construction of durable and transparent relationships with its clients by understanding their needs, designing its products and services to serve them.

• Continuous growth of the insurance businesses: the Bank wishes to continue expanding its insurance businesses, particularly related to bank products. The Bank will increase its presence in such segment by using its strong branch network and client base, particularly in the south and southeast, of the simultaneous sale of insurance products, as well as by using its relationship with companies in Brazil.

In line with the aspirations of being the major multiple bank in Brazil and of getting a position for the new cycle of Brazilian economic growth, the Bank made the largest Global Offer of Shares from Brazil in October 2009.

The Bank’s Board of Executive Officers understands that the Bank has financial conditions and assets enough to implement its business plan and comply with its obligations in a short to medium term.

The net profit of 2009 was R$1,806 million, including the expense of R$2,877 million principally related to the goodwill amortization, determined in the purchase of Banco ABN AMRO Real S.A.(“Banco Real”), and the earnings from the sale of investments, compensated by reinforcements in provisions of credit and contingency. The net profit of 2008 of R$1,581 million, including the result as of 29 August 2008 of Banco Real and R$571 million of goodwill amortization. The Bank ended 2007 with net profit of R$1,845 million, including an amount of R$771 million related to the disposal of shares of Serasa, Bovespa, BM&F and the net assets of the Banespa branch in Grand Cayman.

The total consolidated assets reached R$342,324 million on December 31, 2009, compared with R$340,635 million on December 31, 2008 and R$116,037 million on December 31, 2007. Of such amount, R$142,019 million (2008 – R$139,410 million and in 2007 - R$43,725 million) are represented by the credit portfolio; R$79,621 million (2008 – R$55,824 million and in 2007 - R$20,464 million) by bonds and securities and financial derivatives, substantially federal public bonds; and R$30,174 million (2008 – R$37,267 and in 2007 - R$25,397 million) by inter-financial investments of liquidity.

The total portfolio of deposits, including the assets under management, reached R$211,880 million on December 31, 2009 compared with R$204,389 million on December 31, 2008 and R$94,778 million on December 31, 2007.

In Thousand of Brazilian – R$	Consolidated

	2009	2008	2007 (1)
Deposits	113,473	123,987	38,867
Assets under management	98,407	80,402	55,911
Total	211,880	204,389	94,778
(1) Do not contemplate the liabilities incorporated in the corporate integration of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. to the financial and economic-financial conglomerates of Santander, approved at the General Stockholders Meeting of August 29, 2008.

The year of 2009 was a year of achievements for Bank in Brazil. Besides having made the largest Global Offer of Shares from Brazil, it was the first year in which Bank and Banco Real operated together.

In addition, the year of 2009 was also decisive for the integration process. Important stages were completed, which resulted in gains of synergy, excelling the initially planned expectations. New products, services and functionalities were added to the daily routine of clients, so as to extract in all stages of the process, the best that each bank has to offer. Some of these changes brought immediate benefits to clients and allowed for, since the implementation, the leverage of the businesses.

Global Offer of Shares

The Meeting of the Board of Directors held on September 18, 2009 approved the realization of a Global Offer of Shares, called Global Offer, with the issuance of 525,000,000 Units (each Unit is represented by 55 common shares and 50 preferred shares), all registered, with certificates, with no par value, free and clear of any burden or encumbrance, with a primary simultaneous public distribution of (i) Units in Brazil (“Brazilian Offer”), at a non-organized counter market, pursuant to Instruction of the Brazilian Securities & Exchange Commission (“CVM”) 400/2003 (“Instruction 400”), and (ii) Units abroad as ADRs, representative of ADSs registered with the U.S. Securities and Exchange Commission (“SEC”), in accordance with the Securities Act of 1933 of the United States of America.

The same meeting approved the listing of Bank and the trading of Units, of the common shares and preferred shares issued thereby at Level 2 of Differentiated Corporate Governance Practices of BM&FBovespa - Bolsa de Valores, Mercadorias and Futuros (“BM&FBovespa”).

The Global Offer was coordinated as a firm guarantee of liquidation.

Pursuant to article 14, paragraph 2, of Instruction CVM 400, the total quantity of Units initially offered (“without considering the Supplementary Lot Units”) could have been, but was not, added of up to 4.76%, that is, by up to 25,000,000 Units, including the ADS’s, in the same conditions and at the same price of the Units initially offered (“Additional Units”).

Also, pursuant to article 24 of Instruction CVM 400/2003, the total quantity of Units/ADSs initially offered in the Global Offer (without considering the Additional Units, as defined below) was added of 6.85%, that is, 35,955,648 Units, as ADS’s, in the same conditions and at the same price of the Units/ADSs initially offered (“Supplementary Lot Units”), according to option granted to Credit Suisse Securities (USA) LLC, intended to meet an excessive demand during the Global Offer (“Supplementary Lot Option”).

The Brazilian Offer was addressed, in the Retail Offer, to Non-Institutional Investors and, in the Institutional Offer, to Institutional Investors.

On October 6, 2009, the price of the Global Offer of Shares was determined at R$23.50 per Unit. The Units started to be traded at the BM&FBovespa and at the NYSE as of October 7, 2009.

The other characteristics and terms of the Global Offer are included in the "Definitive Prospectus of Global Offer of Primary Distribution of Share Deposit Certificates (Units) issued by Banco Santander (Brasil) S.A.", dated of October 6, 2009, available at (www.santander.com.br/ri) and at the CVM’s website and in the respective version in English in "Preliminary Prospectus on Form-F1".

On October 14, 2009, the Bacen homologated the increase of capital of Bank as a result of the Global Offer and the partial vesting of the Supplementary Lot Option of the International Offer on October 29, 2009.

The result of the Global Offer was disclosed pursuant to Closing Announcement published in the Valor Econômico magazine of November 10, 2009.

b. capital structure and possibility of redemption of shares or quotas, indicating:

i. case of redemptions
ii. formula to calculate the redemption value

Stockholders’ Equity

On June 25, 2007, the Extraordinary Stockholders’ meeting approved the capital increase of the Bank in the amount of R$1,500 million, subscribed with interest on capital and dividends of R$892,957 thousand and in cash of R$607,043 thousand.

On August 29, 2008, the Extraordinary Stockholders’ Meeting approved the capital increase in Bank in the amount of R$38,021 million related to incorporation of Banco Real and ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par). On July 25, 2008, the Extraordinary Stockholders’ Meeting approved the capital increase of the Bank in the amount of the R$800 million.

On August 14, 2009 the Extraordinary Stockholders’ Meeting approved the capital increase of Bank in the amount of R$2.471 million, related to the shares incorporation of Santander Seguros S.A. (“Santander Seguros”), Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander Brasil Asset”) and Banco Comercial e de Investimento Sudameris S.A. (“BCIS”).

In October, 2009, due to the Global Offering Bank Share Capital increased by R$12.989 million, after issuing expenses.

Bank’s stockholders’ equity totaled R$64,493 million as at December, 2009.

In Thousands of Brazilian Reais-R$	2009	2008	2007

Capital	62,803,941	47,152,201	8,331,448

Capital Reserves	726,566	922,130	22,130

Revaluation Reserves	919,467	693,275	605,416

Adjustment to Fair Value-Securities and Derivatives	35,143	(13,920)	342,438

Retained Earnings/Accumulated Deficit	7,576	2,871	(36,839)

Total of Consolidated Stockholders' Equity	64,492,693	48,756,557	9,264,593

Regulatory Capital – Basel Ratio

In line with the Santander Group’s global capital management policy, which entitiy in the Group should have auto-sufficient in capital. As a result, the Bank fund its operations, primarly, by external funds independently of any entities of Santander Group.

Financial institutions are required to maintain regulatory a minimum capital of 11% consistent with their activities. The Regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks –requirement of a specific capital portion.

	Financial Consolidated(1)

	2009	2008	2007(2)

Adjusted Tier I Regulatory Capital(3)	42,357,612	23,033,013	8,223,123
Tier II Regulatory Capital	9,972,644	8,504,338	4,437,213
Adjusted Regulatory Capital (Tier I and II)(3)	52,330,256	31,537,351	12,660,336
Required Regulatory Capital	22,483,494	23,527,735	9,779,138
Adjusted Portion of Credit Risk(3)	20,607,792	22,324,423	8,972,418

Market Risk Portions(4)	844,882	916,186	806,720
Operational Risk Portion	1,030,820	287,126	n.a.
Base l II Ratio	25.6%	14.7%	14.2%

__________________
(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).

(2) It did not consider the new rules for the calculation of the bank’s capital adequacy ratio according to the method established by the Basle II Agreement were introduced in July 2008.

(3) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.

(4) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

The possibility of shares or quotas redemption is not applicable, except for cases stipulated on article 44 of Law 6404/76.

c. payment capacity in relation to financial obligations assumed

The Board of Executive Officers of the Bank believes that the company has the financial ability suffcient to attend its liabilities commitments.

The liablity capacity management is carried in a dinamic way through defined limits and control models, as determined and approved by the ALCO (Asset and Liability Management Committee – not a Bylaw Committe), which operates under guidelines and procedures established by the Santander Group in Spain and the Bacen. The liabilitie mangament and control is made by the analisys of cash flow position, structural liquity and simulations of potencial losses in stress scenarios, and have planning to the fund requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.. These controls, added by the policy to maintain a minimum liquidity margim, ensure sufficient resources to honor customer deposits and other liabilities, lending and financing to customers, meet the needs of working capital for investments and to face eventual risks related to a liquidity crises.

The Bank manages the risks inherent to the activity of the Commercial Bank activities, such as the structural risks of interest rates, liquidity and exchange rates The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which the Bank operates.

The global financial crisis has not had a material impact in the Bank liquidity and capital resources due to: (i) relatively stable economic environment in Brazil; (ii) relatively low dependence on funding from the international markets; (iii) the strict compulsory deposit requirements of the Bacen; and (iv) a relatively large liquidity cushion built up in response to the global financial crisis.

The following table shows the gaps between the repricing dates of financial assets and financial liabilities of different maturities as of December 31, 2009 (Liquidity Gap):

In thousant of R$	2009

	No Stated	Up to 3	3 a 12	1 a 3	3 a 5	After 5	Total	2008	2007
	maturity	Months	Months	Years	Years	Years
Financial Assets
Cash	-	5,623,834	-	-	-	-	5,623,834	5,087,316	1,641,705
Interbank Investments	-	16,735,480	12,162,586	1,250,910	24,719	-	30,173,695	37,267,263	25,396,958
Securities	17,456,014	14,678,177	2,986,731	13,062,285	26,318,679	-	74,501,886	46,298,943	17,047,464
Derivative Financial Instrument, net	1,461	693,664	60,519		6,608	22,018	784,270	(2,089,753)	(1,147,158)
Interbanks Accounts	8,560,082	41,609	46,325	207,474	32,444	-	8,887,934	7,680,939	6,153,281
Credit Portifolio	-	26,495,198	41,519,092	46,525,836	14,142,640	13,335,904	142,018,670	139,410,373	43,724,637
Other Receivables
Foreign Exchange	-	21,613,366	8,880,053	597,090	-	-	31,090,509	47,546,691	10,546,181
Income Receivable	-	318,893	-	-	-	-	318,893	311,465	171,333
Trading Account	-	435,451	-	-	-	-	435,451	2,071,093	582,551
Total Financial Assets	26,017,557	86,635,672	65,702,485	61,596,008	40,525,498	13,357,922	293,835,142	306,814,896	108,681,083
Financial Liabilities
Deposits	41,046,484	12,215,239	21,456,220	35,742,276	3,010,904	1,940	113,473,063	123,987,303	38,866,887
Money Market Funding	-	15,733,691	13,325,837	4,527,646	1,021,340	3,543	34,612,057	30,932,304	23,114,840
Funds from Acceptance and Issuance of Securities	-	3,294,823	5,102,127	1,107,159	827,104	406,012	10,737,225	10,558,715	2,161,257
Borrowings and Onlendings	751,876	3,513,843	6,992,864	8,741,909	573,320	629,191	21,203,003	25,530,188	11,662,928
Other Payables:							-
Foreign Exchange	-	21,354,266	9,483,553	818,052	-	-	31,655,871	42,949,490	8,978,415
Trading Account	-	423,177	-	-	-	-	423,177	2,092,304	488,924
Subordinated Debts	870,600	2,104	-	-	4,330,919	6,103,267	11,306,890	9,188,442	4,219,625
Other Payables - Other							-
Credit Cards	-	5,499,247	-	-	-	-	5,499,247	4,898,337	1,565,455
Sale of Right to Receipt of Future Flow of Payment
Orders from Abroad	-	-	-	334,071	-	1,037,517	1,371,588	1,816,289	644,160
Payables for Acquisition of Assets and Rights	-	252,846	503,299	43,050	-	-	799,195	1,250,565	461,796
Creditors for Unreleased Funds	-	271,177	-	-	-	-	271,177	200,037	90,940
Agreements With Official Institutions	-	127,271	-	-	-	-	127,271	532,744	70,509
Total Financial Liabilities	42,668,960	62,687,684	56,863,900	51,314,163	9,763,588	8,181,469	231,479,764	253,936,718	104,825,736
Gap	(16,651,403)	23,947,988	8,838,584	10,281,845	30,761,911	5,176,453
Acumulated Gap	(16,651,403)	7,296,585	16,135,169	26,417,014	57,178,925	62,355,377

The following table shows the local and foreign currency gaps as of December 31, 2009 (Currency Gap):

In thousant of R$	2009

	Local	Foreign	Total	2008	2007
	currency	currency
Financial Assets			-
Cash	3,564,972	2,058,862	5,623,834	5,087,316	1,641,705
Interbank Investments	28,380,063	1,793,632	30,173,695	37,267,263	25,396,958
Securities	73,689,543	812,343	74,501,886	46,298,943	17,047,464
Derivative Financial Instrument, net	784,270	-	784,270	(2,089,753)	(1,147,158)
Interbanks Accounts	8,887,934	-	8,887,934	7,680,939	6,153,281
Credit Portifolio	124,589,593	17,429,077	142,018,670	139,410,373	43,724,637
Other Receivables	-	-	-
Foreign Exchange	15,509,168	15,581,341	31,090,509	47,546,691	10,546,181
Income Receivable	318,893	-	318,893	311,465	171,333
Trading Account	435,451	-	435,451	2,071,093	582,551
Total Financial Assets	256,159,887	37,675,255	293,835,142	306,814,896	108,681,083
Financial Liabilities			-
Deposits	110,431,235	3,041,828	113,473,063	123,987,303	38,866,887
Money Market Funding	34,552,269	59,788	34,612,057	30,932,304	23,114,840
Funds from Acceptance and Issuance of Secuties	8,787,211	1,950,014	10,737,225	10,558,715	2,161,257
Borrowings and Onlendings	8,913,180	12,289,823	21,203,003	25,530,188	11,662,928
Other Payables:
Foreign Exchange	16,335,724	15,320,147	31,655,871	42,949,490	8,978,415
Trading Account	391,309	31,868	423,177	2,092,304	488,924
Subordinated Debts	10,434,186	872,704	11,306,890	9,188,442	4,219,625
Other Payables - Other
Credit Cards	5,499,247	-	5,499,247	4,898,337	1,565,455
Sale of Right to Receipt of Future Flow of Payment Orders from Abroad	-	1,371,588	1,371,588	1,816,289	644,160
Payables for Acquisition of Assets and Rights	50,441	748,754	799,195	1,250,565	461,796
Creditors for Unreleased Funds	271,177	-	271,177	200,037	90,940
Agreements With Official Institutions	127,271	-	127,271	532,744	70,509
Total Financial Liabilities	195,793,250	35,686,514	231,479,764	253,936,718	104,825,736
GAP	60,366,637	1,988,741

[Free Translation]

Information regarding the sensitivity analysis of trading and banking portfolio generated by the Bank's corporate system and the structure of risk management are available in Notes to Financial Statements.

d. financing sources used for working capital and for investment in non-current assets

Described in item 10.1. f.

e. financing sources for working capital and for investment in non-current assets intended for use in coverage of liquidity deficiencies

Described in item 10.1. f.

f. debt levels and characteristics of such debts, also describing:

i. relevant borrowing and financing agreements
ii. other long-term relations with financial institutions
iii. level of subordination between debts
iv. eventual restrictions imposed to issuer, mainly in relation to debt limits and contracting of new debts, distribution of dividends, alienation of assets, release of new securities and alienation of corporate control

The main source of fund of the Bank are the demand, savings and time deposist, in line with of other Brazilian banks.

The Bank issue securities in the local market through Agribusiness Credit Notes (Letra de Crédito do Agronegócio, or “LCA”), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; and Real Estate Credit Notes – LCI related to credit rights originated from Real Estate transactions.

Securities Issued Abroad in foreign currency incluiding securities and other (Bonds and Fixed rate Notes) and securitization notes - securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain foreign denominated payment orders received or to be received (the sales of such diversified payment rights are made to a special purpose company, which finances its purchases of such rights through the issue of notes).

The Bank also has export and import financing lineswhich are raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import prefinancing. Domestic onlendings - official institutions in accordance with the operating policies of the BNDES System.

The Bank also use subordinated debt instruments in its capital strutucte, represented by securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits, including the US$500 million in perpetual securities at a fixed rate of 8.7% per year with quarterly interest payments issued in September 2005, and certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

Additionally, the Bank also uses Money Market Funding - securities issued by itself and the Federal Government securities with repurchase agreements (repos).

The breakdown of Bank funding is describe below:

In thousant of R$	Consolidated

	2009	2008	2007 (1)
Deposits	113,473,065	123,987,303	38,866,887
Demand Deposits	14,787,247	14,729,644	6,251,442
Saving Deposits	25,216,924	20,642,679	6,288,137
Interbank Deposits	764,265	1,904,316	309,671
Time Deposits	72,154,064	86,230,877	25,620,370
Other Deposits	550,565	479,787	397,267
Money Market Funding	34,612,057	30,932,304	23,114,840
Own Portfolio	20,327,399	18,173,332	3,787,165
Third Parties	9,523,072	11,666,815	19,327,675
Linked to Trading Portfolio Operations	4,761,586	1,092,157	-
Funds from Acceptance and Issuance of Securities	10,737,225	10,558,715	2,161,257
Exchange Acceptances	469,724	148,448	-
Real Estate Credit Notes, Mortgage Notes, Credit
and Similar Notes (LCA e LCI)	7,676,339	6,885,384	672,498
Securities Issued Abroad	2,591,162	3,524,883	1,488,759
Borrowings and Onlendings	21,203,003	25,530,188	11,662,928
Local Borrowings	499,895	584,495	-
Foreign Borrowings	10,424,735	13,822,707	7,282,536
Domestic Onlendings	8,414,284	7,840,242	4,380,392
Foreign Onlendings	1,864,089	3,282,744	-
Subordinated Debt	11,306,890	9,188,442	4,219,625
Sale of Right to Receipt of Future Flow of Payment
Orders from Abroad (2)	1,371,588	1,816,289	644,160
Total	192,703,828	202,013,241	80,669,697

_____________________________________
(1) It did not include the liablities information incorporated, in the merger of shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A., into into the Santander Financial and Non-Financial Conglomerates, aproved by the Extraordinary Stockholders'' Meeting held on August 29, 2008.

(2) Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks..

Further details to respect the maturity and rates of the Bank funding are described in the Notes to Financial Statements:

- Deposits, Money Market Funding, Funds from Acceptance and Issuance of Securities, and Borrowings and Onlendings - Note 19.

- Subordinated Debt - Note 21.

- Sale of Right to Receipt of Future Flow of Payment Orders from Abroad - Note 22.

g. use limits of borrowings already contracted

The Bank has not limits of borrowings already contracted

h. significant changes in each item of the financial statements

To allow a better understanding of the evolution of equity and results of the Bank, considering the merger of Banco Real and AAB Dois Par and respective controlled companies (in the financial and economic-financial conglomerate Santander, resulting from the approval of the transfer of control as of August 2008, the managerial analysis of the results was prepared based on “Pro-Forma” financial information from the Bank, which considers the consolidation of Banco Real since the year of 2007, except when indicated.

Such information is being presented only to allow additional analyses of the balances and transactions aiming at the comparability and the evaluation of the result, the shareholders’ equity and operating ratios. The “pro-forma” financial information from the Bank do not represent what could have happened whether the incorporation of shares had occurred previously, and also do neither correspond to the statements of the Bank nor necessarily indicate future results.

In preparing the “pro-forma” financial information, the following assumptions were adopted:

1. All assets and liabilities of Banco Real were restated on December 31, 2007.

2. The goodwill determined in the purchase of Banco Real was disregarded from the permanent assets and from the shareholders’ equity.

3. The results related to 2009, 2008 and 2007 contemplate the results determined by Banco Real and disregard the results not recurrent in the sale of portfolios, disposal of interests, goodwill amortization and tax credit.

4. The “pro-forma” information disregarded the adjustments resulting from the incorporation of shares of Banco Real.

In addition, the information related to the assets and liabilities, and the results determined in the year ended on December 31, 2006 are not being presented, and the consequence of the limitation of comparability of the information, resulting from the non-incorporation of the information of Banco Real and of the corporate reorganization process completed on August 31, 2006, with the approval at the General Stockholders Meeting of the Merger of Banco Santander Brasil S.A., Banco Santander S.A. and of Banco do Estado de São Paulo S.A. – Banespa by Banco Santander Meridional S.A (currently named Banco Santander (Brasil) S.A.).

h.1. Pro-Forma Statement of Income

	Santander Consolidated			Var.%	Var.%
In Million of Brazilian Reais	Pro-Forma			dec/09 vs.	dec/08 vs.
	12M09	12M08	12M07	dec/08	dec/07

Gross Profit From Financial Operations
before Allowance for Loans Losses	24,024	18,847	18,061	27.5%	4.4%
Allowance for Loan Losses	(9,918)	(6,950)	(5,171)	42.7%	34.4%
Gross Profit From Financial Operations	14,106	11,897	12,890	18.6%	-7.7%
Income from Services Rendered	7,675	8,100	7,820	-5.2%	3.6%
Administrative Expenses	(12,192)	(12,823)	(12,077)	-4.9%	6.2%
Tax Expenses	(2,457)	(2,080)	(2,167)	18.1%	-4.0%
Other Operating Income (Expenses)	(1,823)	(2,816)	(3,361)	-35.3%	-16.2%
Net Income before Taxes	5,309	2,278	3,105	133.0%	-26.6%
Income and Social Contribution Taxes	(949)	480	(444)	-297.7%	-208.1%
Net Income	4,360	2,758	2,661	58.1%	3.6%

Source: Financial information 4T09 (1) The goodwill determined in the acquisition of the Banco Real Conglomerate and the respective amortization were disregarded in the result.

The restated “pro-forma” net profit determined by the Bank, in the year ended on December 31, 2009, totaled R$4,360 million, a 58% or R$1,601 million growth in relation to R$2,758 million in the year ended on December 31, 2008, as well as there was a growth of 3.7% or R$97.8 million in 2008 in relation to R$2,661 million determined on December 31, 2007.

h.1.1 Result with Financial Intermediation before Provision for loan losses

h.1.1. i Gross Result of the Financial Intermediation

The result of Financial Intermediation before the provision of credit basically corresponds to: (i) net revenue with interests, (ii) profit and loss in the purchase/sale of bonds and securities and market marking of securities classified as tradable, (iii) results of derivative instruments, and (iv) result of foreign exchange rates operations.

The Result with Financial Intermediation demonstrates a favorable evolution of the revenues linked to the commercial businesses, with a growth of 27.5% in 2009 compared to 2008 and 4.4% of 2008 in relation to 2007.

h.1.1. ii Net revenue with interests

The net revenue with interests in the year ended on December 31, 2009 reached R$14,105 million, a drop of 15% or R$1,902 million compared to the R$12,202 million reported in the year ended on December 31, 2008. In relation to December 31, 2007 there was a drop of R$1,636 million compared to 2008.

The evolution of 2009 result was mainly due to the expansion of the average volume of credit of 12.4%, in twelve months. In addition, in the fourth quarter of 2009, the net interest margin had an increase of results from free funds and others mainly from funds of the Global Offer of Shares.

h.1.1. iii Result with Financial Derivatives and foreign exchange rates operations

The result with Financial Derivatives in the year ended on December 31, 2009 was a revenue of R$2,414 million, an increase of 186% or R$5,221 million compared to the loss of R$2,807 million reported in the period ended on December 31, 2008. On December 31, 2007 such result was a revenue of R$1,040 million.

This increase is explained mainly by the gain of R$1,146million in 2009, due to the fiscal hedge of our investment in the Cayman branch, compared to losses of R$600million in 2008. This strategy is used to mitigate the exchange rate variation effects of offshore investments on Net Profit. The gain of R$1,146 million was offset by losses of approximately the same amount recorded in taxes.

h.1.1. iv Provision for loan losses

Provisions expenses totaled, in the year ended on December 31, 2009, R$9,917 million, a growth of 42% or R$2,968 million in relation to R$6,949 million in the year ended on December 31, 2008, as well as there was a growth of 34% or R$1,778 million in 2008 in relation to R$5,171 million determined on December 31, 2007.

With the international financial crisis that affected Brazil as of the end of 2008, there was a growth of the assets in default, particularly by corporate borrowers of small and medium size. In response to the crisis, the Bank adjusted the credit policies and strategies for maintenance of appropriate levels of risk in the risk management profile, adjusting each segment of our businesses individually which affected the expenses with provisions loan losses in 2009.

h.1.1. v Revenue from Services Provided

	Santander Consolidated			Var.%	Var.%
In Million of Brazilian Reais	Pro-Forma			dec/09 vs.	dec/08 vs.
	12M09	12M08	12M07	dec/08	dec/07

Revenue from Services Provided
Income from Fund Management	895	856	853	4.6%	0.4%
Check Account Services(1)	1,613	1,460	1,523	10.5%	-4.1%
Lending Operations(1)	1,412	1,979	2,177	-28.7%	-9.1%
Insurance/Capitalization	1,185	939	684	26.2%	37.3%

Credit Cards	1,280	1,383	1,129	-7.4%	22.5%
Services Collection/Bills, Taxes and Fees	508	500	478	1.6%	4.6%
Securities Brokerage and Placement Services	323	308	449	4.9%	-31.4%
Others	459	675	527	-32.0%	28.1%

Total	7,675	8,100	7,820	-5.2%	3.6%

(1) Includes Banking fees.

The revenues from services include revenues with bank fees and the result of insurance, social security and capitalization.

The revenues with services totaled R$7,675 million in 2009, a reduction of 5.2% in relation to 2008, due mainly to the regulatory environment of 2009, where some banking fees were extinguished and, in addition, the Bank started a process of aligning commissions with Banco Real.

In addition, the sale of the investment of the Companhia Brasileira de Meios de Pagamentos - Visanet (Visanet), a company previously jointly controlled on a consolidated basis proportionally until May 2009, affected the evolution of revenues from services, mainly in credit cards. Excluding Visanet, the revenues from credit cards registered an expressive growth, mainly due to the increase of the client base and more penetration of associate products, in addition to the seasonality of the business. The acquisition of Banco Real allowed the Bank a number of cross selling opportunities, in addition to the adoption of better practices.

h.1.1. vi Administrative Expenses

The administrative expenses include personnel expenses and other administrative expenses and totaled R$12,192 million in 2009, with a reduction of 4.9% in relation to 2008, reflecting the efforts to cost control and capture of synergies from the merger of Banco Real that totaled R$1.1 billion in 2009.

The personnel expense totaled R$4,862 million in 2009, a decrease of 2.2% or R$109 million compared to the R$4,971 million in 2008. The personnel expenses in 2008 increased 3.1% against R$4,820 million in 2007.

h.2. Assets and Liabilities – Pro-Forma

	Santander Consolidated			Var.%	Var.%
In Million of Brazilian Reais	Pro-Forma(1)			dec/09 vs.	dec/08 vs.
	Dec/09	Dec/08	Dec/07	dec/08	dec/07

Current and Long-Term Assets	312,422	308,577	270,877	1.2%	13,9%
Cash and Interbank Investments	35,798	42,354	38,341	-15.5%	10,5%
Securities and Derivative Financial Intrument	79,691	55,824	40,231	42.8%	38,8%
Crédito	142,019	139,410	111,979	1.9%	24,5%
Allowance for Loan Losses	(9,463)	(6,868)	(4,953)	37.8%	38,7%

Other Receivables	64,377	77,857	85,279	-17.3%	-8,7%
Permanent Assets	6,250	6,468	5,161	-3.4%	25,3%
Total Assets	318,672	315,045	276,038	1.2%	14,1%

Short and Long Term Liabilities	277,831	291,525	253,497	-4.7%	15,0%
Deposits	113,473	123,987	91,928	-8.5%	34,9%
Money Market Funding	34,612	30,932	39,843	11.9%	-22,4%
Funds from Acceptance and Issuance of Securities	10,737	10,559	4,888	1.7%	116,0%
Borrowings and Onlendings	21,203	25,530	22,858	-16.9%	11,7%
Other Payables	97,806	100,517	93,980	-2.7%	7,0%
Stockholders' Equity	40,841	23,520	22,541	73.6%	4,3%
Total Liabilities	318,672	315,045	276,038	1.2%	14,1%

Investment Funds Managed	98,407	80,582	95,019	22.1%	-15.2%
(1) It does not include the Goodwill in the total asset and stockholders’ equity.

The “pro-forma” total assets of the Bank reached, on December 31, 2009, R$318,672 million, a growth of 1.2% compared to December 2008, the total of which was R$315,045 million, 14.1% more than the year ended on December 31, 2009.

h.2.1 Credit Portfolio

	Santander Consolidated			Var.%	Var.%
In Million of Brazilian Reais	Pro-Forma			dec/09 vs.	dec/08 vs.
	Dec/09	Dec/08	Dec/07	dec/08	dec/07

Corporate	73,125	75,391	57,535	-3,0%	31,0%
Individuals	63,805	58,417	49,286	9,2%	18,5%
Payroll Loans	7,956	7,207	6,060	10,4%	18,9%
Credit Cards	8,472	6,980	5,279	21,4%	32,2%
Mortgage Loans	5,226	4,468	3,448	17,0%	29,6%
Consumer Credit (1)	42,151	39,762	34,499	6,0%	15,3%
Rural Credit	5,089	5,602	5,158	-9,2%	8,6%

Total	142,019	139,410	111,979	1,9%	24,5%

(1) Includes lease/vehicle financing in the amount of R$23,956 milion (2008 -R$22,936 milion and 2007 -R$20,787 milion).

The year of 2009 was market by the financial crisis, which affected mainly the segment of corporations. In addition, the appreciation of Real comparing to the Dollar had a relevant negative impact in our credit portfolio in the annual evolution. In light of such adverse scenario, the Bank adopted more conservative credit concession practices and the evolution of the total of credit operations of 2009 maintained in line with the previous year. The credit for individuals presented a growth in 2009 of 9.2% in the inter-annual comparison. In this segment, emphasis is given to the credit card operations, which registered and evolution of 21.4%, payroll linked credit with 10.4% and real estate credit with 17.0% .

h.2.1. i Depósitos

	Santander Consolidated			Var.%	Var.%
In Million of Brazilian Reais	Pro-Forma			dec/09 vs.	dec/08 vs.
	Dec/09	Dec/08	Dec/07	dec/08	dec/07

Deposits
Demand Deposits	14,787	14,730	15,524	0.4%	-5.1%
Saving Deposits	25,217	20,643	16,960	22.2%	21.7%
Interbank Deposits	764	1,904	1,308	-59.9%	45.6%
Time Deposits	72,154	86,231	57,514	-16.3%	49.9%
Other Deposits	551	479	622	15.0%	-23.0%

Total	113,473	123,987	91,928	-8.5%	34.9%

The deposits presented a reduction of 8.5% compared to the previous year, totaling R$113,473 million in 2009, due to the comfortable position of liquidity, incremented by the proceeds of the Bank’s Global Offer, there was a change in the mix of funding with smaller participation of time deposits from institutional clients, with higher funding cost, in the total of deposits, with a reduction of 16% in relation to 2008.

The reduction of the volume of time deposits was partially compensated by the increment of the volume of savings deposit of 22.2% in 2009 in relation to 2008, cash deposits and assts under management.

h.2.1. ii Shareholders’ Equity

On July 25, 2008, the General Special Meeting resolved to increase the capital of the Bank in the amount of R$800 million, by issuing 3,689,477 thousand shares, 1,974,003 thousand common shares and 1,715,474 thousand preferred shares, all with certificates and with no par value. The increased shareholders’ equity resulting from the profit in the period and increased capital was partially compensated by the proposal of the Board of Executive Officers, of distribution of dividends and interests on shareholders’ equity in the total amount of R$1,453 million, which were fully attributed to the mandatory dividends.

On August 29, 2008, the General Stockholders Meeting resolved to increase the capital of the Bank in the amount of R$38,021 million, by issuing 189,300,327 thousand shares, 101,282,490 thousand common shares and 88,017,837 thousand preferred shares, all with certificates and with no par value, related to the mergers of Banco Real and AAB Dois Par.

On August 14, 2009, the General Stockholders Meeting approved the increase of capital of the Bank by R$2,471 million, upon the issuance of 14,410,886 thousand shares, (7,710,343 thousand common shares and 6,700,543 thousand preferred shares), related to incorporation of shares of Santander Seguros, of Santander Brasil Asset and BCIS. The increase in the shareholders’ equity resulting from the net profit of the period and the mentioned capital increase was partially compensated by the proposal of the Board of Executive Officers, of distribution of dividends and interests on shareholders’ equity in the total amount of R$1,575 million, which shall be fully attributed to the compulsory dividends.

In October 2009, as a result of the Global Offer of Shares, the Capital of the Bank was increased by 560,955,648 Units (30,852,560,640 Registered Common shares and 28,047,782,400 Registered Preferred shares), totaling R$12,989 million, liquid of issuance costs.

10.2. Directors should comment on:

a. results of issuer's operations, mainly:

  i. description of any significant revenue components

Demostração de resultados	2009	2008	Var.	2007	Var.
(R$ Milhões)			09 / 08		08 / 07
Financial Margin	24,024	18,847	27.5%	18,061	4.4%
Services Rendered	7,675	8,100	-5.3%	7,820	3.6%
Investment in affiliates results	59	19	207.8%	(107)	-117.8%
Others Revenues/ Operating Expenses	(4,803)	(1,712)	180.6%	(1,932)	-11.4%

Operating revenue	26,953	25,255	6.7%	23,842	5.9%

Administrative Expenses	(12,192)	(12,823)	-4.9%	(12,077)	6.2%
Provision for loan losses	(9,918)	(6,950)	42.7%	(5,171)	34.4%
Others Tax Expenses	(2,457)	(2,080)	18.1%	(2,167)	-4.0%

Operating Results	2,387	3,402	-29.8%	4,426	-23.1%

Financial Margin: Represents 89% of the operating revenue of the Bank and presented a growth of 27.5% or R$ 5.1 billion in 2009 compared to 2008.

The main component of the Financial Margin is related to the average credit, which presented a positive evolution in 2009 compared to 2008.

Credits	2009	2008	Var.
			09 / 08
Average volume	133,878	119,157	12.4%
Spread	12.6%	12.4%	0.2%
Profit	16,880	14,832	13.8%
% Share of Financial Margin	70.3%	78.7%	-8.4%

The smaller participation of credit revenue in the Financial Margin in the last year is due to the retraction of the market and the increment of revenues with investments in bonds, due to the proceeds of R$13.2 billion from the realization of the Global Offer in Brazil and abroad.

Revenues from Services

Main variations previously mentioned in item 10.1. h.

ii. facts that affected significantly the operating results

Administrative Expenses (Administrative + Personnel)

The general expenses (others administrative + personnel) summed R$12,192 million in 2009, a reduction of 4.9% (or R$631 million) compared to R$12,823 million registered in 2008.

The reduction is mainly due to the synergies captured from the merger of Banco Real by the Bank, which in twelve months of 2009 summed R$1.1 billion and substantially affected the operating results.

	Santander Consolidado		Var.%	Var.%
R$MM	Pro-Forma		dez/09 vs.	dez-08 vs.
expenses personnel	12M09	12M08	dez/08	dez-07
Remuneration	2,775	2,907	-4.5%	2.1%
Remuneration charges	1,190	1,221	-2.5%	5.5%

Benefits	802	755	6.2%	7.7%
Training	88	85	3.5%	-22.7%
Others	7	3	133.3%	-50.0%
Total	4,862	4,971	-2.2%	3.1%

In 2009, the Bank registered a reduction of administrative expenses and personnel expenses of 6.6% and 2.2%, respectively, in relation to 2008. Other administrative expenses reached the amount of R$7,330 million and the personnel expenses R$ 4,862 million.

	Santander Consolidado		Var.%	Var.%
R$MM	Pro-Forma		dez/09 vs.	dez-08 vs.
Others Administrative Expenses	12M09	12M08	dez/08	dez-07
Third part technical services and IT	2,836	2,939	-3.5%	8.1%
Depreciation and amortization	1,131	1,324	-14.6%	11.4%
Advertising and publicity	557	779	-28.5%	7.7%
Communications	639	616	3.7%	12.8%
Expenses with rents	465	419	11.0%	11.7%
Transportation and travel expenses	362	344	5.2%	-0.6%
Security and surveillance	268	255	5.1%	7.6%
Asset maintainance	175	155	12.9%	5.4%
Financial sevices	393	366	7.4%	12.6%
Water,power and gas	137	132	3.8%	-3.6%
Material	92	98	-6.1%	3.2%
Others	274	425	-35.5%	1.2%
Total	7,329	7,852	-6.7%	8.2%

Credits past due over 90 days represented in the fourth quarter of 2009, 5.9% of the total credit portfolio. In the quarter, we observed a drop of 0.6 percentage points, according to the corporate segment, which presented a greater drop of 1.1 percentage point in the same comparative period. This was the most affected segment by the financial crisis, which started to impact the quality of assets of this portfolio in the end of 2008. This favorable evolution signalized that the worst of the crisis has gone in this segment.

Delinquency Ratio (over 60 days)

The indicator of past due credits over 60 days reached 6.8% in the fourth quarter of 2009. During 2009, we observed a deterioration of the quality of the credit portfolio, which suffered impact of the financial crisis. After four quarters of increases in the indicator, we observed an expressive drop in the fourth quarter, of 0.9 percentage point when compared to the previous quarter.

b. changes in revenues due to modifications in prices, exchange rates, inflation, volume variances and introduction of new products and services

Gains (losses) with assets and passives (net) + Exchanges Differences

The sum of results regarding Derivative Financial Instruments and Exchange Rate Operations was R$1,532 million in 2009, which was R$1,498 million increase from R$34 million in 2008.

This increase is explained mainly by the gain of R$1,146 million in 2009, due to the fiscal hedge of our investment in the Cayman branch, compared to losses of R$600million in 2008. This strategy is used to mitigate the exchange rate variation effects of offshore investments on net income. The gain of R$1,146 million was offset by losses of approximately the same amount recorded in taxes.

	2009	2008	Var
In Million of Brazilian Reais			09x08
Derivative Financial Instrument	2,414.1	(3,563.6)	5,977.8
Foreign Exchange Operations	(882.1)	3,597.4	(4,479.5)
Total	1,532.0	33.8	1,498.3
Cayman Hedge	1,146.0	(600.0)	1,746.0
Total without Cayman Hedge	386.0	633.8	(247.7)

c. impact of inflation, price variances of main inputs and products, exchange and interest rate in issuer's operating result and financial result

Because we are a bank with operates in Brazil, the overwhelming majority of our revenues, expenses, assets and liabilities is directly linked to the Brazilian market interest rate. As a result, our operating results and financial condition are significantly affected by inflation, by fluctuations in interest rates and monetary policies by the government's, all of which could have a material adverse effect on the growth of Brazilian economy, on our loan portfolio, on our financial cost and on our revenues from credit operations.

Exchange rate instability may have significant negative effect on the Brazilian economy and the Bank. The Brazilian currency has suffered frequent and substantial fluctuations against the dollar and other currencies in recent years. From 2000 to 2002, the real devalued significantly against the dollar, reaching a rate of R$3.53 per US$1.00 at the end of 2002. From 2003 to mid 2008, the Real appreciated significantly against the dollar due to the stabilization of the macroeconomic environment and strong growth in foreign investments in Brazil, with the exchange rate came to R$1.56 per US$1.00 in August 2008. As a consequence of the crisis in global financial markets, the real depreciated 31.9% against the U.S. dollar during 2008. On December 31, 2009, the exchange rate was R$1.7412 per US$1.00. A devaluation of the Real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which can negatively affect the Brazilian economy as a whole and impact our financial condition and operating results.

Moreover, a devaluation of the Real can make our obligations and debt denominated in foreign currencies more expensive, adversely affect the market price of our portfolios and generate similar consequences for our borrowers. Furthermore, an appreciation of the Real against the dollar and other foreign currencies can cause a worsening of the Brazilian external current account as well as slow growth driven by exports.

Depending on circumstances, an appreciation or depreciation of the Real may have a material adverse effect on the growth of Brazilian economy and on our business, our financial conditions and operating results.

Additionally, the financial condition of our borrowers in some cases, adversely affected by the economic and financial crisis, could increase nonperforming loans, devalue our loans and other financial assets and result in lower demand for loans in general. For example, some of our clients who are large exporters have suffered significant losses due to their positions in hedge associated with the dollar when, in 2008, Real began to lose value against the dollar. These losses can have an impact on the ability of our clients to pay back or refinance their debts. If our clients do not comply with theirs which the clients is a counterparty (such as derivatives contracts), the default or inability of clients to fulfill such obligations may have an adverse effect on us.

Due to investments in Cayman are protected, and the effects of exchange rate changes are associated with investments abroad, there are no significant impacts in this regard.

10.3. Directors should comment on the relevant effects that the events below have caused or are expected to cause in issuer's financial statements for 2009 and its results:

a. introduction or alienation of an operating segment

No business segment was initiated or terminated in the period.

b. constitution, acquisition or alienation of equity interest

b.1 Merger of Shares of Asset Management and Insurance Companies

The Extraordinary Stockholders Meeting held on August 14, 2009, of the Company, Santander Seguros, BCIS and Santander Brasil Asset was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.(“the Merger Agreement”).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, BCIS and Santander Brasil Asset (“Merged Companies”) into the equity of the Company (“Merger of Shares”).

The balance sheets of the Company, Santander Seguros, BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Merger of Shares. Due to this transaction consists of a share merger, as set out in Law, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

The merger of shares was approved by Bacen on September 28, 2009.

As a result of the Merger of Shares, Santander Seguros, BCIS and Santander Brasil Asset were transformed into wholly-owned subsidiaries of the Company (“Merging Company”), under Article 252 of Law 6404/76 and the stockholders’ equity of the Company was increased in the amount of R$2.5 billions to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886,181 shares (7,710,342,899 common shares and 6,700,543,282 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies. Besides the efect on stockholders’ equity, the Merger of Shares resulted in an increase in the total assets at the amount of R$9.4 billions and in 2009 results at R$166 millions.

b.2. Other Asset Sales

In 2009, the operating income of the Company was affected by the other equity interest sales. In 2009, the capital gain before taxes was R$3,544 million on sales of investments of Companhia Brasileira de Meios de Pagamentos (Visanet), Companhia Brasileira de Soluções e Serviços (CBSS), TecBan - Tecnologia Bancária S.A.

c. unusual events or operations

c1. Acquisition of Loan Portfolio from Santander Group

In 2009, the Company acquired a loan portfolio, composed by financing and export credit contracts related to Brazilian clients operations, through our Cayman Branch, from Santander Spain and from one of its affiliates, in each case net of allowances. The average maturity of the loan portfolio is four years. This transaction was carried out on an arm’s length basis and increased the loan portfolio in the total amount of US$ 1,977 million. In the future, the Company may acquire other Brazilian-related assets from our affiliates in arm’s length transactions.

10.4. Directors should comment on:

a. significant changes in accounting procedures

The consolidated financial statements of the Bank have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Bacen and the CVM, the National Council of Private Insurance (CNSP) and the Superintendência de Seguros Privados (Susep) when applicable. It was adopted for report of financial the approved regulations from CVM related to convergence process to the international accounting standard (IFRS) that does not conflict with the rules of CMN and Bacen.

2007

In 2007, there are no significant changes in accounting practices adopted by the Bank.

2008

The process of convergence to international accounting standard mentioned above, began on December 28, 2007, when it was enacted Law 11,638 that alters, revokes and adds new provisions to the Brazilian Corporate Law (Law No. 6404, of December 15, 1976), primarily to enable the convergence of Brazilian accounting practices with accounting standards generally accepted in the international capital markets and increase the transparency of the financial statements in general.

The changes and requirements introduced by the Law are effective for fiscal years beginning on or after January 1, 2008; however certain of these changes will be, subject to additional interpretation and regulation by applicable regulatory agencies.

The following summarizes certain of the significant changes introduced by the Law:

- Change from the Statement of Changes in Financial Position to the Statement of Cash Flows.

- Creation of two new account groups: intangible assets in permanent assets and valuation adjustments to shareholders’ equity, to be used to record the fair value adjustments for certain assets and liabilities, specially for certain qualifying financial instruments, and additionally the foreign currency exchange rate variations on foreign investments.

- Inclusion under the caption Property, Plant and Equipment in the balance sheet, to be those rights in tangible assets that are maintained or used in the operations of the company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the company.

- Periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges be performed.

- Transactions involving the merger or spin-off between unrelated parties that result in the effective transfer of control, the related assets and liabilities of the entity being merged or spun-off should be recorded at fair market value.

- Inclusion of the parameter in determining the applicability of the equity method of accounting for investments in affiliates and subsidiaries and a new requirement that the equity method of accounting for such investments is required when management has significant influence over the investee.

- Elimination of the revaluation reserves.

2009

In 2009, there are no significant changes in accounting practices adopted by the Bank.

b. significant effects of the changes in accounting procedures

All new regulations were properly adopted by the Bank, and no significant effects of changes in accounting practices.

c. exceptions and priorities present in the auditor's opinion

There are no exceptions or emphasis in the auditors’ reports.

10.5. Directors should indicate and comment on critical accounting policies adopted by the issuer, by exposing mainly the accounting estimates made by management on uncertain and relevant questions for description of the financial situation and the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, fiscal credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, recovery environmental costs, standards for testing the recovery of assets and financial instruments

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates based on internal and external assumptions concerning the likelihood of future events, actual amounts could differ from those estimates. The mains items subject to the effects of these estimates are as follows:

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located on the lines of statement of income, according to their assets and liabilities which resulted it. The application of this practice was adopted in this prospective, in accordance with CVM Deliberation 534, and therefore were not reclassified to other operating expenses results from exchange rate of the branches abroad for the year ended December 31, 2007.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. When applicable, allowances for valuation are recorded to reflect market or realizable values. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the National Monetary Council (CMN) and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3068/2001.

d) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:

I - Trading securities;
II - Available-for-sale securities;
III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “Held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “Trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “Available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “Held-to-maturity securities” are stated at cost, plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of available-for-sale and held-to-maturity securities are recognized in the statement of income.

e) Derivatives

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or that to not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included in income for the period.

Derivatives designated as hedge may be classified as:

I - Market risk hedge;

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

f) Permanent Assets

Stated at acquisition cost and include:

f.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries for interest in affiliates and subsidiaries in which the company has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

f.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, communication and security systems - 10%, and data processing systems and vehicles - 20% and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

f.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

g) Reserves

g.1) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

g.1.1) Insurance and Pension Plan

I – Unearned Premium Reserve (PPNG)

The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The purpose of the unearned premium reserve for unissued current risks ("PPNG-RVNE") is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the Premium Deficiency Reserve for when the unearned premium reserve is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The unexpired risk reserve is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

The contribution deficiency reserve is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition consider for the survival of female and male participants the AT2000 Male table and the plan interest rate.

VI - Administrative Expenses Reserve (PDA)

The administrative expenses reserve is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The supplementary premium reserve is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

Mathematical reserves for future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The reserve for claims payable is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR reserve)

The provision for losses incurred but not reported is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and SUSEP Circular Letter 288/2005 for Pension Plan. The provision for Insurance Personal Injury Caused by Motor Vehicles Waterway Land (DPVAT) reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the Fenaseg (National Federation of Private Insurance and Capitalization Companies). As of March 2008, DPVAT is managed by Seguradora Líder - DPVAT.

XI - Reserve for Future Policy Benefits (PBaR)

The Reserve for Future Policy Benefits is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI- Reserve for Oscillation Risk (POR)

The reserve of oscillation of risks is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the Technical Note Actuarial NTA.

XIII - Financial Surplus Reserve (PEF)

The surplus reserve represents the surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The financial fluctuation reserve is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

g.1.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the conditions of each proposal, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

h) Contingent Assets and Liabilities and Legal Obligations

h.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

h.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

h.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

i) Income and Social Contribution Taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% (9% period from January 1st to April 30, 2008) for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank’s tax credits is based on the projection of future income and a technical study.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently if conditions or circumstances indicate the possibility of impairment.

10.6. With relation to internal controls adopted to ensure the preparation of reliable financial statements, the directors should comment on:

a. level of efficiency in such controls, by indicating eventual flaws and steps taken to correct them

Based on the evaluation effectiveness of controls and procedures performed and supervised on 31 December 2009 by the Management, it was concluded that the procedures and controls are effective to ensure the information integrity related to the disclosure of Santander Brazil Group financial statements, as well, compliant with the PCAOB requirements – "Public Company Accounting Oversight Board" and section 404 of American law "Sarbanes-Oxley".

Our internal control related to the preparation of financial statements is a procedure developed by supervision of the chief executive office of the Bank, financial managers and performed by Bank's Board of Directors, directors and other employees to provide reasonable assurance regarding preparation and disclosure of financial reporting and consolidated financial statements, in accordance with generally accepted accounting principles.

The internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and to comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Enterprise Risk Management Integrated Framework. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

Based on this assessment, management believes that, as of December 31, 2009, its internal control over financial reporting was effective based on those criteria.

b. deficiencies and recommendations on internal controls present in the independent auditor's report

The review performed by independent external audit (“Deloitte Touche Tohmatsu Auditores Independentes”) over Bank internal control environment in 2009, concluded in February 2010 and within the Santander Spanish Bank certification process, did not identify significant deficiencies, risks or non compliances to any regulatory or legal norm.

10.7. In case the issuer has made a public offer for distribution of securities, the directors should comment on:

a. how the funds from the offer have been used

The Bank’s business plan announced in the Global Offering that took place in October 2009, mentioned that the bank intended to use the proceeds of the Global Offering to grow the physical presence by opening branches, to increase our current credit transactions and to enhance our funding structure.

Regarding the objective of enhancing our funding structure, on January 22th 2010, we proceeded the early redemption of the Bank Deposit Certificate issued by Bank on March 25, 2009, considered as subordinated debt, being Banco Santander, S.A. (Espanha) its creditor, with original maturity date on March 25, 2019, in the amount of R$1,507 million, in the terms of the authorization issued by the Bacen, according to the dispatch of Mr. Director of Rules and Organization of the Financial System under Deorf/Gabin – 2010/00102, dated as of January 8, 2010.

Also in line with our business plan, there was a credit portfolio increase in the fourth quarter of 2009. The total credit portfolio increased 4.1% from September 2009 to December 2009, growing from R$132,9billion to R$138,4billion.

The plan to grow the physical presence by opening branches considers that the new branches will start to be opened in the second semester of 2010.

b. if there were relevant deviations between the effective application of the funds and the proposals and application disclosed in the prospects of the respective distribution

There were no relevant deviations between the effective application of the funds and the proposals and application disclosed in the prospects of the respective distribution

c. in case of deviations have occurred, the reasons for such deviations

Not applicable.

10.8. Directors should describe the significant items not presented in the issuer's financial statements, by indicating:

a. the assets and liabilities directly or indirectly held by the issuer, that did not appear in its balance sheet (off-balance sheet items), such as:

i. assets and liabilities' operating leases

ii. written-of receivable portfolios on which the entity maintains risks and responsibilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services

iv. agreements for construction not completed

v. agreements of future receipts and financing

The Bank has no material assets or liabilities that are not reflected in financial statements. Off-balance sheet items have been properly presented in the Notes to Financial Statements, as the follows:

- Derivative Instruments - Note 7.b.

- Commitments and Guarantees - Note 38.a.

- Funds Under Management - Note 38.b.

- Insurance Contracted - Note 38.c.

- Settlement Agreements-Note 38.e.

- Operating Lease Contracts - Note 38.f.

b. other items not appearing in the financial statements

All material items are disclosured in the Notes to the Financial Statements, as mentioned in item 10.8. a.

10.9. In relation to each item not appearing in the financial statements for 2009 indicated in item 10.8. , the directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

All material items are disclosured in the Notes to the Financial Statements, as mentioned in item 10.8. a., as a consequence, there are no additional effects to be disclosure.

b. nature and purpose of the operation

Not applicable.

c. nature and amount of obligations assumed and rights generated in favor of the issuer in result of the operation

Not applicable.

10.10. Directors should indicate and comment on the main elements of the issuer's business plan, by exploring specifically the following topics:

a. investments, including:

i. quantitative and qualitative description of investments in progress and forecasted investments

ii. financing sources of investments

iii. relevant alienations in progress and forecasted alienations

The technology architecture adopted by the Bank focuses on our customers and support our business model. Proper management is a key point for operational efficiency, providing more agility, organization and control processes. In 2009, total investments in information technology were R $ 473 million, 50% more than last year, through the use of our own resources.

The integration of operational processes and information technology is planned for 2010, with the unification of the branch network. Until then, there will be developed more than 1.4 thousand projects in systems development. To monitor and manage all of them, Isban (company of global solutions for information technology of the Santander Group) has developed a governance process specific to the integration, a new tool for project management, launched in 2008.

With this tool it is possible to manage the progress of each step of integration, with rapid analysis for decision making. It is also based on this model that Produban (company of global technology infrastructure and data processing of the Santander Group) makes their action plans in conjunction with the homologation systems area. Produban is responsible for the process of networks unification and the development of the technological infrastructure of ATMS, besides the modernization of administrative buildings and the migration of call center platforms.

The technology management by specialized companies belonging to Grupo Santander permits to the Bank to get a global scale and similar benefits from outsourcing process (consolidation, shared capacity, scale, exchange of best practices and simplified governance) without the loss-of-control downside of externalizing core activities.

The infrastructure environment can be divided into six groups:

• Data centers. Following the integration, data centers will be in two locations. Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of fire walls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software.

• Data Communications. The Bank is in the process of upgrading our data communications infrastructure, with the goal of achieving higher broadband speed.

• Call Centers. In addition to customer service, our call centers perform recovery and sales activities.

• Branches / ATMs. Since 2009, customers of the BSB and Banco Real could carry out main financial transactions such as obtaining statements, money withdrawals and payments in all branches and ATMs, regardless of brand.

• Data processing environment. To increase efficiencies, the Bank worked on consolidating servers in 2009 reducing the number of servers (4,000 to 1,500) and decommissioning of certain platforms.

• End-user systems. The Bank maintained the end-user systems, with the goal of standardizing hardware and operating systems at all workstations for all employees.

b. provided that it has been disclosed, begin the acquisition of plants, equipment, patents or other assets that should significantly influence the issuer's productive capacity

There were no significant investments in the period.

c. new products and services, by indicating:

i. description of researches in progress already disclosed

ii. total amounts paid by the issuer in researches for development of new products or services

iii. projects under development already disclosed

iv. total amounts paid by the issuer for the development of new products or services

The development of the products and services to the Bank in general does not requires additional investment other then the ordinary considered at the annual budget does not up to the relevant amount in relation to the total administrative costs. Therefore, if we considered no relevant investments, in march of 2010 the Bank announced its first action at the acquiring business, capture and process of the electronic cards transactions, in joint-venture basis with GetNet, an specialized company in this business. In the way of this segment, the Bank starts the “Santander Conta Integrada”, business focused the Corporate segment. This news permits that the merchant to have a banking account integrated to banking domicile, which means that unified receipt of receivables related to transactions with credit cards and/or debit cards of Visa and MasterCard brands, as well as acceptance of a great variety of regional cards and offering of services to its customers, in a single terminal.

Beyond the unified receipt of receivables related to transactions with credit cards and/or debit cards of the two brands, the business permits a bank account tariff cost reduction up to 100% in the package of rates of the current account if the company registers the minimum volume of transactions of R$3,000.00 per month with the use of the machine. Another benefit for the client is the possibility of acquiring an equipment that captures transactions, that may be connected as to dialed line as to high speed, what speeds the process and release the phone line of the establishment, what makes possible the reduction on the cost of the phone account.

The “Santander Conta Integrada” will have, as a differential, a special credit line. In the event the trader desires to contract working capital, will have access to a limit up to eight times the billing obtained with the machine that operates the flag MasterCard.

GetNet will give all the support and technological infrastructure for the Bank offers to its clients services and products of aggregated high value. The main differential offered to the Bank’s clients is our multiservices platform, that in addition to processing the cards MasterCard and 21 flags of regional cards, also provides a series of services that attract customers and create revenue for the commercial establishment, as: recharge of mobile and fixed telephony, recharge card transport, correspondent banking, refers to registration information, promotions and many others

IV. Independent auditors' opinion

Disclosure on financial statements published in Valor Econômico and DOESP - Diário Oficial do Estado de São Paulo on February 5, 2010 and available on the Bank's website (www.santander.com.br/ri).

V. Opinion of the Fiscal Council, inclusive votos dissidentes, se houver

The Bank has not Fiscal Council installed.

VI. Standard form of financial statements - "DFP" of 2009

The standard form of financial staments (DFP) was file on CVM and BM&FBovespa system on February 4, 2010, and is available on the CVM website (http://www.cvm.gov.br) and BM&FBovespa website (www.bovespa.com.br)

VII. Opinion of the audit committee

Disclosed in all financial statements published in Valor Econômico and DOESP - Diário Oficial do Estado de São Paulo on February 5, 2010 and available on the Bank's website (www.santander.com.br/ri).
Resumo Relat 30 Junho 2009.pdf
Resumo Relatorio Dezembro 2009.pdf

* * *

Proposal for appropriation of net income for the year

In compliance with the provision in art. 9º, Paragraph 1º,
II and Attachment 9-1-II of IN CVM 481

II. proposal for appropriation of net income for the year that contains at least the information indicated in Attachment 9-1-II to this instruction:

1. Inform net income for 2009

The individual net income for period ended in 2009 of Banco Santander (Brasil) S.A. (“Company” or “Bank”) totaled R$ 1,801,192 thousand and R$ 1,805,899 thousand was verified in the consolidated financial statement of the Bank. The difference between both net incomes relates to the unrealized results established in previous periods.

The calculation of net income and allocations to reserves, as well as the amount available for distribution of dividend and interest attributable to shareholders’ equity, are determined on the basis of our consolidated financial statements prepared in accordance with Brazilian GAAP. The adjusted net income calculated in accordance with Brazilian GAAP may differ from the net income calculated in the consolidated financial statements, principally as a consequence of unrealized results among the subsidiaries of the Bank.

2. Inform total amount and dividends per share, including prepaid dividends and interests on own capital already declared

At each annual general shareholders’ meeting of the Bank, our board of directors is required to advise on how to allocate our net income for the preceding year, which is subject to approval by our shareholders.

In 2009, the board of directors of the Bank declared interest on shareholders’ equity of R$825 million and dividends of R$750 million, which are subject to approval by the shareholders at the annual general shareholders’ meeting. Such amounts were paid on February 22, 2010, as demonstrated in the table below:

								Thousands of Reais
Year 2009	Distribution	Gross	Gross value per share			Net value per share			Payment
	Date	Amount	Common	Preferred		Common	Preferred		Date
			Shares	Shares	Unit	Shares	Shares	Unit

Interest on Equity	04/28/09	340,000	0.00099742	0.00109717	-	0.00084781	0.00093259	-	02/22/10

Interest on Equity l	30/06/09	285,000	0.00083608	0.00091968	-	0.00071066	0.00078173	-	02/22/10

Interest on Equity l	12/23/09	200,000	0.00047885	0.00052674	0.05267387	0.00040703	0.00044773	0.04477279	02/22/10

Intermediary Dividend	12/23/09	327,400	0.00078388	0.00086227	0.08622713	0.00078388	0.00086227	0.08622713	02/22/10

Interim Dividend	12/23/09	422,600	0.00101182	0.00111300	0.11129990	0.00101182	0.00111300	0.11129990	02/22/10

	TOTAL	1,575,000	0.00410805	0.00451886	0.25020091	0.00376120	0.00413732	0.24229982

3. Inform net income percentage for the year in distribution

For the period ended December 31st, 2009, 92% of the net income of the Bank was distributed as dividends or interest on shareholders’ equity, after the allocation to the legal reserve and prepared in accordance with Brazilian GAAP, with Brazilian corporate law, with Central Bank of Brazil (“Bacen”) and Brazilian Securities Commission (“Comissão de Valores Mobiliários” or the “CVM”) rules, as indicated below:

			Thousands of Reais

Description	2009	2008	2007

Net Income	1,801,192	1,540,904	1,837,948

(-) Legal Reserve	90,060	77,045	91,897

(=)Amounts Available for Distribution (a)	1,711,133	1,463,859	1,746,051

Mandatory Dividend - 25%	427,783	365,965	436,513

Interest on Equity	825,000	480,000	527,600

Dividends	750,000	970,000	1,215,406

Total (Interest on Equity and Dividends) (b)	1,575,000	1,450,000	1,743,006

Dividends exceed the Mandatory Dividend	1,147,217	1,084,035	1,306,493

% Net Income Distributed (b) / (a)	92.04%	99.05%	99.83%

4. Inform total amount and dividends per share distributed based on net income for previous years

In 2009 period, there were not any dividends declared based on net income recorded in previous periods.

5. Inform, net of prepaid dividends and interests on own capital already declared:

a. gross value of dividend and interests on own capital, in total form, per share of each type and class

In 2009, interest on shareholders’ equity of R$825 million and dividends of R$750 million were declared in advance, as mentioned above. Besides these proceeds there were not any other dividends or interest on shareholders’ capital declared in 2009.

b. form and time for payment of dividends and interests on own capital

It does not apply to the Bank.

c. eventual application of updating and interests on dividends and interests on own capital

It does not apply to the Bank.

d. payment declaration date of dividends and interests on own capital considered for identification of shareholders entitled to receive them

It does not apply to the Bank.

6. In case there has been declaration of dividends or interests on own capital based on income calculated in half-year balance sheets or in smaller periods

a. inform the amount of dividends or interests on own capital already declared

b. inform the date of respective payments

On April 28, 2009, the board of directors approved, ad referendum of the annual general shareholders’ meeting to be held until April 30, 2010, the distribution of interest on shareholders’ equity related to the period from January to April 2009, in the total gross value of R$ 340,000,000.00, corresponding to R$ 0.00099742 per common share and R$ 0.00109717 per preferred share, which less the income tax withed result in the net amount of R$ 0.00084781 per common share and R$ 0.00093259 per preferred share, except for immune and/or exempt shareholders. Shareholders registered in the Bank’s books at the end of the April 28, 2009, inclusive, were entitled to the interest on shareholders’ equity. Therefore, as of April 29, 2009, inclusive, the Bank’s shares were traded “ex-interest on shareholders’ capital”. The interest was paid on February 22, 2010.

On June 30, 2009, the board of directors approved, ad referendum of the annual general shareholders’ meeting to be held until April 30, 2010, the distribution of interest on shareholders’ equity related to the period from May to June 2009, in the total gross value of R$ 285,000,000.00, corresponding to R$ 0.00083608 per common share and R$ 0.00091968 per preferred share, which less the income tax withed result in the net amount of R$ 0.00071066 per common share and R$ 0.00078173 per preferred share, except for immune and/or exempt shareholders. Shareholders registered in the Bank’s books at the end of the June 30, 2009, inclusive, were entitled to the interest on shareholders’ equity. Therefore, as of July 1st, 2009, inclusive, the Bank’s shares were traded “ex-interest on shareholders’ capital”. The interest was paid on February 22, 2010.

On December 23, 2009, the board of directors approved, ad referendum of the annual general shareholders’ meeting to be held until April 30, 2010, the distribution of:

• Interests on the Company’s Capital, related to the 2nd semester of 2009, in the gross amount of R$ 200,000,000.00, corresponding to R$ 0.00047885 per common share, R$ 0.00052674 per preferred share and R$ 0.05267387 per Unit, which less the income tax withheld, pursuant to the legislation in force, result in the net amount of R$ 0.00040703 per common share, R$ 0.00044773 per preferred share and R$ 0.04477279 per Unit except for immune and/or exempt shareholders;

• Intermediary dividends, pursuant to article 35, item III, of the Company’s Bylaws, based on the profits determined in the 1st semester of the fiscal year of 2009, in the amount of R$ 327,400,000.00, corresponding to R$ 0.00078388 per common share, R$ 0.00086227 per preferred share and R$ 0.08622713 per Unit; and

• Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30, 2009, in the amount of R$ 422,600,000.00, corresponding to R$ 0.00101182 per common share, R$ 0.00111300 per preferred share and R$ 0.11129990 per Unit.

Shareholders registered in the Company’s books at the end of the December 28, 2009, inclusive, shall be entitled to the Intermediary Dividends, Interim Dividends and Interests on Capital. Therefore, as of December 29, 2009, inclusive, the Company’s shares shall be traded “Ex-Dividends/Interests on Capital”. These dividends and interest was paid on February 22, 2010.

The table below shows the amounts of dividends and interest on shareholders’ equity paid in 2009:

								Thousands of Reais
Year 2009	Distribution	Gross	Gross value per share			Net value per share			Payment
	Date	Amount	Common	Preferred		Common	Preferred		Date
			Shares	Shares	Unit	Shares	Shares	Unit

Interest on Equity	04/28/09	340,000	0.00099742	0.00109717	-	0.00084781	0.00093259	-	02/22/10

Interest on Equity l	06/30/09	285,000	0.00083608	0.00091968	-	0.00071066	0.00078173	-	02/22/10

Interest on Equity l	12/23/09	200,000	0.00047885	0.00052674	0.05267387	0.00040703	0.00044773	0.04477279	02/22/10

Intermediary Dividend	12/23/09	327,400	0.00078388	0.00086227	0.08622713	0.00078388	0.00086227	0.08622713	02/22/10

Interim Dividend	12/23/09	422,600	0.00101182	0.00111300	0.11129990	0.00101182	0.00111300	0.11129990	02/22/10

	TOTAL	1,575,000	0.00410805	0.00451886	0.25020091	0.00376120	0.00413732	0.24229982

7. Provide comparative table indicating the following values per share of each type and class:

a. net income for the year and for the three (3) previous years

The net income of the three previous periods is demonstrated below, prepared in accordance with Brazilian GAAP, with Brazilian corporate law, with Bacen and CVM rules:

Description	2009	2008	2007

Net Income (in thousands of Reais)	1,801,192	1,540,904	1,837,948

Earnings per share (in Reais)

Common Share	0.00451	0.00473	0.01384

Preferred Share	0.00451	0.00473	0.01384

Common Shares (in thousands)	212,841,732	174,292,415	71,035,923

Preferred Shares (in thousands)	186,202,385	151,465,867	61,732,556

b. dividends and interests on own capital distributed in the three (3) previous years

								Thousands of Reais
Year 2009	Distribution	Gross	Gross value per share			Net value per share			Payment
	Date	Amount	Common	Preferred		Common	Preferred		Date
			Shares	Shares	Unit	Shares	Shares	Unit

Interest on Equity	04/28/09	340,000	0.00099742	0.00109717	-	0.00084781	0.00093259	-	02/22/10

Interest on Equity l	06/30/09	285,000	0.00083608	0.00091968	-	0.00071066	0.00078173	-	02/22/10

Interest on Equity l	12/23/09	200,000	0.00047885	0.00052674	0.05267387	0.00040703	0.00044773	0.04477279	02/22/10

Intermediary Dividend	12/23/09	327,400	0.00078388	0.00086227	0.08622713	0.00078388	0.00086227	0.08622713	02/22/10

Interim Dividend	12/23/09	422,600	0.00101182	0.00111300	0.11129990	0.00101182	0.00111300	0.11129990	02/22/10

	TOTAL	1,575,000	0.00410805	0.00451886	0.25020091	0.00376120	0.00413732	0.24229982

					Thousands of Reais
			Gross value per share		Net value per share
Year 2008	Distribution	Gross					Payment
	Date	Amount	Common	Preferred	Common	Preferred	Date
			Shares	Shares	Shares	Shares

Interest on Equity	12/19/08	480,000	0.00140813	0.00154894	0.00119691	0.00131660	03/25/09

Interim Dividend	12/19/08	752,807	0.00220843	0.00242928	0.00220843	0.00242928	03/25/09

Intermediary Dividend	12/19/08	217,193	0.00063716	0.00070087	0.00063716	0.00070087	03/25/09

Dividends declared from the Bylaw Reserve	12/19/08	3,045	0.00000893	0.00000983	0.00000893	0.00000983	03/25/09

	TOTAL	1,453,045	0.00426265	0.00468892	0.00405143	0.00445657

					Thousands of Reais
			Gross value per share		Net value per share
Year 2007	Distribution	Gross					Payment
	Date	Amount	Common	Preferred	Common	Preferred	Date
			Shares	Shares	Shares	Shares

Interest on Equity	06/29/07	263,000	0.00189288	0.00208217	0.00160895	0.00176984	10/01/07

Interest on Equity	12/26/07	264,600	0.00190440	0.00209483	0.00161874	0.00178061	03/19/08

Interim Dividend	12/21/07	647,050	0.00465699	0.00512269	0.00465699	0.00512269	03/05/08

Intermediary Dividend	12/21/07	327,628	0.00235803	0.00259383	0.00235803	0.00259383	03/05/08

Intermediary Dividend	12/26/07	240,728	0.00173258	0.00190584	0.00173258	0.00190584	03/05/08

Dividends declared from the Bylaw Reserve	06/29/07	521,762	0.00375526	0.00413078	0.00375526	0.00413078	10/01/07

	Total	2,264,768	0.01630013	0.01793014	0.01573053	0.01730359

8. In case of appropriation of income to legal reserve

a. identify the amount appropriated to legal reserve

Five percent of the net income registered in 2009, at the amount of R$ 1,801,192 thousand, were allocated to the legal reserve, at the amount of R$ 90,060 thousand.

b. detail the form to calculate legal reserve

According to the article 193 of corporate law, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount of the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Any net loss may be offset with the amounts allocated to the legal reserve.

9. In case the company carries preferred shares entitled to fixed or minimum dividends

a. describe the form to calculate fixed or minimum dividends

The bylaws of the Bank do not entitle preferred shareholders with fixed or minimum dividends. The preferred shares holders are entitled, among others rights, to the right to participate with priority in the distribution of dividends and interest on shareholders own equity in an amount 10% higher than those attributed to common shares.

b. inform whether net income for the year is sufficient to full payment of fixed or minimum dividends

Currently, Bank does not have fixed or minimum dividends to preferred shareholders.

c. identify whether an eventual unpaid portion is cumulative

Currently, Bank does not have fixed or minimum dividends to preferred shareholders.

d. identify the total value of fixed or minimum dividends to be paid to each class of preferred shares

Currently, Bank does not have fixed or minimum dividends to preferred shareholders.

e. identify the fixed or minimum dividends to be paid per preferred share of each class

Currently, Bank does not have fixed or minimum dividends to preferred shareholders.

10. In relation to the obligatory dividend

a. describe the calculation form provided in the bylaws

The bylaws of the Bank provide that an amount equal to at least 25% of our net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders’ equity in any given year. This amount represents the mandatory dividend. The calculation of net income and allocations to reserves, as well as the amount available for distribution, are determined on the basis of our financial statements prepared in accordance with Brazilian GAAP.

b. inform whether it is being fully paid

In 2009, the mandatory dividend was fully distributed, as demonstrated below:

		Thousands of Reais

Description	2009	2008	2007

Net Income	1,801,192	1,540,904	1,837,948

(-) Legal Reserve	90,060	77,045	91,897

(=)Amounts Available for Distribution (a)	1,711,133	1,463,859	1,746,051

Mandatory Dividend - 25%	427,783	365,965	436,513

Interest on Equity	825,000	480,000	527,600

Dividends	750,000	970,000	1,215,406

Total (Interest on Equity and Dividends) (b)	1,575,000	1,450,000	1,743,006

Dividends exceed the Mandatory Dividend	1,147,217	1,084,035	1,306,493

c. inform the amount eventually retained

There was not any retention of the mandatory dividend.

11. In case of retention of the obligatory dividend due to the financial position of the company

It does not apply to the Bank

b. describe in detail the company's financial position, also including aspects related to analysis of liquidity, working capital and positive cash flows

It does not apply to the Bank

c. justify the retention of dividends

It does not apply to the Bank

12. In case of income appropriation to reserve for contingencies

a. identify the amount appropriated to reserve

There was not any net income allocation to a contingency reserve.

b. identify the loss considered probable and its cause

It does not apply to the Bank

c. explain why the loss was considered probable

It does not apply to the Bank

d. justify the appropriation to reserve

It does not apply to the Bank

13. In case of appropriation of income for fiscal incentive reserve

a. inform the amount appropriated to income to realize

There was not any net income allocation to an unrealized profit reserve.

b. inform the nature of non-realized income that originated the reserve

It does not apply to the Bank

14. In case of income appropriation to statutory reserves

a. describe the statutory clauses that establish the reserve

The bylaws of the Bank establish that after the deduction of the amount allocated to the legal reserve and mandatory dividends, we may allocate the balance of our adjusted net income to a Reserve for Equalization of Dividends, which is limited to 50% of our capital stock.

b. identify the amount appropriated to reserve

At the 2009 net income allocation proposal, the net income after the deduction of the amount of the legal reserve and the dividends and interest on shareholders’ equity declared during the year was allocated to the Reserve for Equalization of Dividends at the amount of R$ 136,133 thousand.

c. describe how the amount was calculated

The allocation amount to the Reserve for Equalization of Dividends is the 2009 net income after the deduction of the legal reserve and the dividends and interest on shareholders’ equity declared during the year.

15. In case of income retention provided in capital budget

a. identify the amount retained

There was not any net income allocation to a retained profit reserve based on a capital expenditure budget.

b. provide a copy of the capital budget

It does not apply to the Bank

16. In case of income appropriation to fiscal incentive reserve

a. inform the amount appropriated to the reserve

There was not any net income allocation to a tax incentive reserve.

b. explain the nature of appropriation

It does not apply to the Bank

* * *

Proposed compensation of the managers and
information referred to in item 13 of the reference form

In compliance with the provision in art. 12, I and II
of IN CVM 481, and item 13 of the reference form

Proposed compensation of the managers (IN CVM 481, art. 12, I)

Information referred to in item 13 of the reference form (IN CVM 481, art. 12, II)

The Company’s Board of Directors, at a meeting held on March 22, 2010, approved the Company Manager’s Compensation Proposal for the year of 2010, in the total amount of up to R$ 246,560,000.00 as detailed below:

Year 2010			Amounts in R$

2010		Segregated Compensation

Body		Annual Fixed	Variable	Amount per Body
	Number of	Compensation	Compensation
	Members

Board of Directors	9	3,840,000	0	3,840,000
Board of Executive Officers	48	42,520,000	142,720,000	185,240,000
Total	57	46,360,000	142,720,000	189,080,000

As a supplement to the compensation provided for in the table above, the managers shall be entitled to benefits in the amount of up to R$ 7,480,000.00, and to the social security plans in force in the maximum amount of R$ 50,000,000.00.

13.1. Describe the compensation policy or practice for the board of directors, management board, statutory or not, supervisory council, statutory board committees and audit, risk, finance and remuneration committees

13.1.1. Board Of Directors

The Company’s Board of Directors is composed of no less than five (5) and no more than twelve (12) members, elected by the General Meeting, with a unified term of office of two (2) years.

The members of the Board of Directors have the Fixed Compensation monthly dues, determined on an annual basis at the General Annual Meeting.

In addition to the fixed monthly dues, the Company provides the Independent Directors with benefits as described below.

a. Objectives of the compensation policy or plan

The compensation policy of the Company’s Board of Directors is meant to support the strategy of the Organization, in order to assure the following premises:

• Assure the alignment of the interests of shareholders and the public with whom the Company relates to; and

• Promote the good performance of the Company and assure the interests of shareholders, through a long-term commitment.

b. Overall makeup of compensation, including

i. Description of each element and its objectives

The compensation of the Company’s Board of Directors is composed of:

• Fixed Compensation: 12 installments, in the amounts determined on an annual basis at the General Annual Meeting.

• Variable Compensation: not applicable.

• Benefits: Independent Directors receive medical and dental care, life insurance, fuel and cell phone.

• Social security: not applicable.

ii. The proportion of total compensation each element represents

The estimate proportion of each element in the total compensation is the following:

• Fixed Compensation: 93%

• Variable Compensation: 0%

• Benefits: 7%

• Social security: 0%

iii. The methodology for calculating and readjusting each element

• Fixed Compensation: Maximum amount incorporated in such amount determined at the General Annual Meeting.

• Variable Compensation: not applicable.

• Benefits: Maximum amount incorporated in such amount determined at the General Annual Meeting.

• Social security: not applicable.

There is no pre-defined index for calculating an adjustment. Adjustments, if any, must be within the maximum compensation amounts determined on an annual basis at the General Annual Meeting.

iv. Justification/reasoning for the overall makeup

The proposed compensation considers the experience of the members of the Board of Directors, the need of retaining talents in a competitive market and the promotion of the good performance of the Organization, through a long-term commitment of the members of the Board of Directors.

c. Main performance indicators considered in determining each element of the compensation

There is no bound indicator.

d. How the compensation is structured to reflect the evolution of the performance indicators

Not applicable.

e. How the compensation policy or plan aligns to the short, medium and long-term Company´s interests

The compensation policy is aligned to the interests of the Company considering the short, medium and long-term results, since the determination of amounts is approved by the Meeting considering the Company's results and the return of shareholders.

f. Existence of compensation suported by direct or indirect subsidiaries, controled or controlling companies

The compensation of the members of the Board of Directors is not borne by the said entities.

The members of the Board of Directors performing execution functions at Banco Santander, S.A. (Madrid) or in other companies controlled by Banco Santander, S.A. (Madrid) are also compensated directly by the said companies according to the activities performed thereby.

g. Existence of any compensation or benefit related to the occurrence of a corporate event, as such the Company´s change of control

There is none.

13.1.2. Board Of Executive Officers

The Board of Executive Officers of the Company is composed of no less than two (2) and no more than fifty-six (56) members, elected by the Board of Directors, with a unified term of office of two (2) years.

The members of the Board of Executive Officers are entitled to a Fixed Compensation, consisted of monthly dues, benefits, social security, and a Variable Compensation, provided that within the global limit of the annual compensation approved at the General Annual Meeting.

a. Objectives of the compensation policy or plan

The compensation policy of the Board of Executive Officers of the Company is meant to support the strategy of the Organization, in order to assure the following premises:

• assure the alignment of the interests of shareholders and the public with whom the Company relates to;

• recognize the meritocracy and the individual contributions in attaining the objectives and business strategies established by the Board of Directors;

• promote the good performance of the Company and assure the interests of shareholders, through a long-term commitment of the members of the Board of Executive Officers;

• develop the professional career of the teams; and

• maintain the competition of the compensation of the Company when compared to major competitors, in order to retain the key executives.

At all times relying on strict risk management principles, the Company Manager’s Compensation policy has revealed to be a decisive factor both for the Company's success and for the avoidance of excessive risk-taking behaviors.

b. Overall makeup of compensation, including

i. Description of each element and its objectives

The compensation of the Board of Executive Officers of the Company is composed of one fixed and one variable part:

• Fixed Compensation: meant to recognize the individual contribution of the members of the Board of Executive Officers in obtaining the results determined by the Company.

• Variable Compensation: based on Company's result indicators, including the indicators of profit and proper allocation of capital, results of the areas and individual performance. The indicators of proper allocation of capital are included to avoid the taking of excessive risks.

• Benefits: Medical and dental care, life insurance, vehicle, fuel and cell phone.

• Social security: a financial planning tool designed to provide the members of the Board of Executive Officers with a future additional income.

ii. The proportion of total compensation each element represents

The estimate proportion of each element in the total compensation is the following:

• Fixed Compensation: 18%

• Variable Compensation: 59%

• Benefits: 3%

• Social security: 20%

iii. The methodology for calculating and readjusting each element

• Fixed Compensation: Maximum amount incorporated in such amount determined at the General Annual Meeting.

• Variable Compensation: Maximum amount incorporated in such amount determined at the General Annual Meeting, the final amount of which is based on indicators of Company's results, including the indicators of profit and of proper allocation of capital, results of the areas and individual performance. The indicators of proper allocation of capital are included to avoid the taking of excessive risks.

• Benefits: Maximum amount incorporated in such amount determined at the General Annual Meeting.

• Social security: Maximum amount incorporated in such amount determined at the General Annual Meeting.

There is no pre-defined index for calculating an adjustment. Adjustments, if any, must be within the maximum compensation amounts determined on an annual basis at the General Annual Meeting.

iv. Justification/reasoning for the overall makeup

The proposed compensation considers the large experience of the members of the Board of Executive Officers, the need of retaining talents in a competitive market and the promotion of the good performance of the Organization, through a long-term commitment of the members of the Board of Executive Officers.

c. Main performance indicators considered in determining each element of the compensation

• Fixed Compensation: there is no bound indicator.

• Variable Compensation: based on indicators of the Company's results, including the indicators of profit and of proper allocation of capital, results of the areas and individual performance. The indicators of proper allocation of capital are included to avoid the taking of excessive risks.

• Benefits: non-binding indicator.

• Social security: there is no bound indicator.

d. How the compensation is structured to reflect the evolution of the performance indicators

The Board of Directors will evaluate the attainment of the objectives determined and the budget of the Company, in order to verify whether the results justify the distributions of funds up to the proposed limits.

e. How the compensation policy or plan aligns to the short, medium and long-term Company´s interests

The compensation policy of the Company is aligned to the interests of the Company and of the executives, on one side, to the growth and sustainable profitability of the Company's businesses and, on the other side, to the recognition of the contribution of the executives to the development of the Company's activities.

f. Existence of compensation suported by direct or indirect subsidiaries, controled or controlling companies

The compensation of the members of the Board of Executive Officers is not borne by the said entities. However, the results of subsidiaries and affiliates cause an impact in the consolidated result of the Company, subsequently, in the Variable Compensation of the members of the Board of Executive Officers.

g. Existence of any compensation or benefit related to the occurrence of a corporate event, as such the Company´s change of control

There is none.

13.2. Compensation policy for the board of directors and the statutory management board for the past three years and the current fiscal year

Compensation for the fiscal year of 2009:

2009		Segregated Compensation													Amount per Body

Body		Annual Fixed Compensation					Variable Compensation					Post employment benefit	Benefits arisen of the position exercise termination	Compensation based on shares

	Number of Members*	Salary or pro labore	Direct and indirect benefits	Compensation for participation in committees	Social security	Others	Bonus	Share in results	Compensation for participation in meetings	Commissions	Others

Board of Directors	4	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Board of
Executive	45,66	33,510,869	3,883,860	0	45,904,402	0	0	44,663,198	40,546,155	0	0	0	0	0	168,508,484
Officers
Total	49,66	33,510,869	3,883,860	0	45,904,402	0	0	44,663,198	40,546,155	0	0	0	0	0	168,508,484

(*) the number of members of each Body corresponds to the annual average determined on a monthly basis

Compensation for the current fiscal year:

2009		Segregated Compensation													Amount per Body

Body		Annual Fixed Compensation					Variable Compensation					Post employment benefit	Benefits arisen of the position exercise termination	Compensation based on shares

	Number of Members*	Salary or pro labore	Direct and indirect benefits	Compensation for participation in committees	Social security	Others	Bonus	Share in results	Compensation for participation in meetings	Commissions	Others

Board of Directors	9	3.840.000	300.000	0	0	0	0	0	0	0	0	0	0	0	4.140.000
Board of Executive Officers	48	42.520.000	7.180.000	0	50.000.000	0	85.720.000	57.000.000	0	0	0	0	0	0	242.420.000
Total	57	46.360.000	7.480.000	0	50.000.000	0	85.720.000	57.000.000	0	0	0	0	0	0	246.560.000

13.3. Variable compensation for the board of directors and the statutory management board for the past three years and the current fiscal year

Variable Compensation for the fiscal year of 2009:

Year 2009		Amounts in R$

Body	Number of Members*	Amount effectively recognized in the year of
		2009

Board of Directors	4	0
Board of Executive Officers	45.66	85,209,353
Total	49.66	85,209,353

	Note: in 2009 there is no determination of maximum amounts for Variable Compensation
(*) the number of members of each Body corresponds to the annual average determined on a monthly basis

Year 2010			Amounts in R$

Body	Number of Members	Minimum amount provided for in the compensation plan	Maximum amount provided for in the compensation plan	Amount provided for in the compensation plan, if the targets established were achieved

Board of Directors	9	0	0	0
Board of Executive
Officers	48	0	142,720,000	100,000,000
Total	57	0	142,720,000	100,000,000

13.4. Share-based compensation plans for the board of directors and the statutory management board that were in effect during the past fiscal year and are planned for the current fiscal year

a. General terms and conditions

The Company has two long-term compensation programs subject to the performance of the price in the share market, the Global Program and the Local Program (the “Plans”).
The members of the Board of Executive Officers of the Company and employees in key positions are eligible to such Plans. The members of the Board of Directors only partake of said Plans if they occupy offices in the Board of Executive Officers.

a.1. Global Program

At the meeting of the Board of Directors of Banco Santander, S.A. (Madrid), held on March 26, 2008, the long-term incentive policy designed for the executives of Banco Santander, S.A. (Madrid) and other companies of the Santander Group was approved. This policy provides for compensation subject to the actions of Banco Santander, S.A. (Madrid) according to what is established at the General Shareholders Annual Meeting.

It is a pluriannual incentive plan, paid in shares of Banco Santander, S.A. (Madrid). The beneficiaries of the plan are Executive Officers and other top-management members, as well as any other group of executives determined by the Board of Officers or by the Executive Committee of Banco Santander, S.A. (Madrid).

The plan involves cycles of three years for delivering the shares to the beneficiaries, the first cycle lasting two years (PI09) and the other cycles lasting an average of 3 years.

a.2. Local Program

The Meeting of the Board of Directors held on December 23, 2009 and the General Special Meeting of the Company held on February 3, 2010 approved the Local Program, comprised by two independent plans, to wit: a Plan of Option to Purchase Share Deposit Certificate (Units) of the Company (“SOP”) and a long-term Incentive Plan - Investment in Share Deposit Certificate ("UNITS") of the Company (“PSP”), Attachments I and II, respectively.

b. Principal objectives of the Plans

• Align the interests of the Company and participants aiming at, on one side, the growth and profitability of the Company's businesses and, on the other side, the recognition of the contribution of the participants to the development of the Company's activities;

• Allow the Company to retain the participants in its Board, offering them as an additional advantage the opportunity to become or increase their shares as shareholders of the Company;

• Promote the good performance of the Company and of the interests of shareholders through a long-term commitment on the part of the participants.

c. The manner in which the Plans contribute to these objectives

The plans contribute to the objectives above through the indicators defined in the respective regulations.

d. How the Plans fit into the overall compensation policy

The plans play a key role in the Company’s compensation strategy because they act as efficient tools for recognition, motivation and preservation of the members of the Board of Executive Officers in a short, medium and long-term.

e. How the Plans align the interest of the management with those of the Company over the short, medium and long-term

The plan aligns the interests of the members of the Board of Executive Officers and of the Company in a short, medium and long-term since vesting the options is only possible if the Company attains its strategic objectives consistently during the effectiveness of the respective cycles of each Plan.

f. Maximum number of shares available

f.1. Global Plan

	Maximum quantity of shares	Year of concession	Initial date of the vesting period	Final date of the vesting period	Conditions for Vesting	Number of eligibles

Plan I10	244,823	2007	27 Jun 07	31 Jul 10	RTA/BPA	24
Plan I11	763,600	2008	15 Jan 08	31 Jul 11	RTA/BPA	53
Plan I12	151,399	2009	1 Jul 09	31 Jul 12	RTA	49

f.2. Local Plan

	Maximum quantity of shares	Year of concession	Initial date of the vesting period	Final date of the vesting period	Conditions for Vesting	Number of eligibles

SOP	14,190,000	2010	3 Feb 10	30 Jun 14	23,5	48

In the SOP plan, each option corresponds to one SANB11 Unit.

	Maximum quantity of shares	Year of concession	Initial date of the vesting period	Final date of the vesting period	Vesting Price (R$)	Number of eligibles

PSP	3,100	2010	3 Feb 10	20 Jul 12		4

g. Maximum number of options granted

g.1. Global Plan: not applicable

g.2. Local Plan:

PSP: not applicable

SOP: se table below:

	Maximum quantity of shares	Year of concession	Initial date of the vesting period	Final date of the vesting period	Vesting Price (R$)	Number of eligibles

SOP	14.190.000	2010	3 Feb 2010	30 Jun 14	23,50	48

In the SOP plan, each option corresponds to one SANB11 Unit.

h. Conditions for the purchase of shares

h.1. Global Plan:

A maximum number of shares is established for each cycle for each beneficiary who continues to work for Santander Group during the plan. In the first three cycles, the objectives whose attainment determine the number of shares distributed are defined through the comparison of the performance of the Santander Group in relation to a Reference Group (Financial Institutions) and are related to two parameters: Total Return to the Shareholder (“RTA”) and the growth in the Profit/Benefit per Share (“BPA”). In the fourth cycle, only the RTA parameter is used.

At the end of each cycle, the RTA and the growth of the BPA (1st, 2nd, and 3rd cycles) are calculated to the Banco Santander, S.A. (Madrid) and each of the reference entities and ordered in decreasing order. Each of the two criteria (RTA and growth of the BPA) shall weigh 50% in the calculation of the percentage of shares to be delivered, based on the following scale and according to the relative position of Banco Santander, S.A. (Madrid) in the Reference Group of Financial Institutions:

Position of Banco Santander, S.A (Madrid) in the Ranking of RTA	Maximum Percentage of Shares to be delivered	Position of Banco Santander, S.A (Madrid) in the Ranking of growth of LPA	Maximum Percentage of Shares to be delivered

1 to 6	50%	1 to 6	50%
7	43%	7	43%
8	36%	8	36%
9	29%	9	29%
10	22%	10	22%
11	15%	11	15%
12 and below	0%	12 and below	0%

Entities of the Reference Group purchased by another company whose shares cease to be traded or to exist shall be excluded from the Reference Group. In such case the comparison with the Reference Group shall be made so as for Each of the parameters considered (RTA and growth of the BPA), shall be delivered the maximum percentage of shares if Banco Santander, S.A. (Madrid) is within the first quartile (including 25th percentile) of the Reference Group; no share is delivered if Banco Santander, S.A. (Madrid) is below the median (50th percentile) of the Reference Group; 30% of the maximum of shares shall be delivered if Banco Santander, S.A. (Madrid) is in the median (50th percentile). The percentage for positions between the median and the first quartile (25th percentile) (none included) shall be calculated by the linear interpolation method.

In the 4th cycle, the weight of the RTA parameter is 100%.

h.2. Local Plan

The conditions for the acquuisition of shares are in the following sections of the SOP and PSP Regulation Plans, Attachments I and II, respectively:

SOP (Attachment I): Sections VI to IX.
PSP(Attachment II): Sections VIII and IX.

i. Criteria for the setting of the exercise price

i.1. Global Program

Not applicable.

i.2. Local Program

SOP: The vesting price of the Options to be paid by the Participants for the subscription of the Units shall be of R$ 23.50. The Vesting price shall be adjusted as a result of:

• bonus in share/Unit, splitting or grouping of shares promoted by the Company, or

• corporate reorganizations.

PSP: not applicable.

j. Criteria for the setting of the vesting period

j.1. Global Plan

The cycles last 3 years, comprising 3 fiscal years, promoting a commitment by the Executive Officers with long-term results.

j.2. Local Plan

SOP: The plan last 3 years, comprising 3 fiscal years, promoting a commitment by the Executive Officers with long-term results. The vesting period is extended for more 2 years following the vesting.

PSP: the cycles last 3 years, comprising 3 fiscal years, promoting a commitment by the Executive Officers with long-term results.

k. Manner of liquidation

k.1. Global Plan

Gratification in payroll for the compulsory purchase of the shares.

k.2. Local Plan

SOP: in shares.

PSP: Gratification in payroll for the purchase of the shares (50% compulsory).

l. Restrictions on the transfer of shares

l.1. Global Plan

The Global Plan provides no restriction on the transfer of shares after the vesting of the options.

l.2. Local Plan

SOP: The quantity corresponding to one third (1/3) of the Units resulting from the vesting of the Options Subject to Vesting may not be disposed of by the Participant for one (1) year as of the purchase date of each Unit.

PSP: The quantity of Units comprising 50% of the net investment under this Plan may not be disposed of by the Participant for one (1) year as of the purchase date.

m. Criteria and events that, when verified, would cause the suspension, amendment or cancellation of the Plan

m.1. Global Plan

Changes in the plan may be made for legal or regulatory reasons.

m.2. Local Plan

Any relevant legal change concerning the regulation of the joint-stock companies and/or the tax effects applicable to the Company and Participants may require full or partial review of the plan, or even the suspension or extinguishment thereof, at the discretion of the Board of Directors.

In addition, in the SOP plan, in case of direct or indirect disposal, the Board of Directors, at its sole criteria, may approve the Options to be released for vesting in the full or part by the Participants. The Board of Directors may also establish special rules that allow the shares object of the Options to be sold in the public offer.

n. Effects of the resignation of a director on his/her rights under the plan

n.1. Global Plan

In case of retirement, dismissal without cause, leave, permanent disability or death, the right to deliver the shares shall remaining as if none of these events had happened, except for the following changes:
- In case of death, the said right shall be conveyed to the Beneficiary’s successors;
- The number of shares to be delivered shall be the result of the multiplication of the Maximum Number of Shares to be delivered by the quotient that results from the division of the number of days elapsed from the date the plan was launched and the date of death, retirement, early retirement, dismissal, withdrawal or another circumstance that determines the application of this rule, both included, by the number of days of effectiveness of the plan.

n.2. Local Plan

The effects of the resignation of a director on his/her rights under the SOP and PSP Plans are described in the SOP and PSP Regulations, Attachments I and II, respectively:
SOP (Attachment I): Section XII
PSP(Attachment II): Section XI

13.5. Total number of shares or quotas, directly or indirectly held in Brazil or abroad, and any other convertible securities issued by the issuer, direct or indirect parent companies, affiliates, subsidiaries or any other entities in the group, by members of the board of directors, statutory management board and supervisory council, grouped by body, at the close of the last fiscal year

				Banco Santander, S.A. (Madrid) (shares)	Santander Brasil Asset Management DTVM S.A. (shares)	Santander Leasing S.A. Arrendamento Mercantil (shares)	Companhia de Arrendamento Mercantil RCI Brasil (shares)	Companhia de Crédito, Financiamento e Investimento RCI Brasil (shares)	Real Microcrédito Assessoria Financeira S.A. (shares)	Universia Brasil S.A. (shares)	Isban S.A. (shares)	Santander GETNET Serviços para Meios de Pagamento Sociedade Anônima (shares)
	Banco Santander (Brasil) S.A.

	ON Shares (SANB3)	PN Shares (SANB4)	Unit(*) (SANB11)

Board of Directors	223	188	27.657	590.861	01	27	0	0	2	2	0	0

Board of Executive Officers	207.436	181.159	172.961	134.700	02	72	6	6	4	0	1	2
(*) Each Unit represents 55 (fifty-five) ordinary shares and 50 (fifty) preferred shares

13.6. All share-based compensation plans for the board of directors and statutory management board, for the past three years and the current fiscal year

a. body

The members of the Board of Executive Officers of the Company are eligible to these plans. The members of the Board of Directors only partake of the said plans if they exercise positions in the Board of Executive Officers.

b. number of members

See tables below.

c.1. Global Plan

Follow details of reference shares of Banco Santander, S.A. (Madrid) granted in the Global Plans for the Board of Executive Officers:

	Maximum quantity of reference shares	Date of grant	Initial date of the vesting period	Vesting date	Maximum term for the vesting of options	Term for restriction to the transfer of shares	Conditions for vesting	Number of eligible members of the Board of Executive Officers

Plans outstanding on
December 31, 2008	1,169,821

Plan I09	161,398	2007	23 Jun 07	31 Jul 09	31 Jul 09	not applicable	RTA/BPA	23

Plan I10	244,823	2007	23 Jun 07	31 Jul 10	31 Jul 10	not applicable	RTA/BPA	24

Plan I11	763,600	2008	21 Jun 08	31 Jul 11	31 Jul 11	not applicable	RTA/BPA	53

shares
canceled	(Plan I09)	14,855
shares vested	(Plan I09)	146,543
shares granted	(Plan I12)	151,399

Plans outstanding on
December 31, 2009	1,159,822

Plan I10	244,823	2007	27 Jun 07	31 Jul 10	31 Jul 10	not applicable	RTA/BPA	24

Plan I11	763,600	2008	15 Jan 08	31 Jul 11	31 Jul 11	not applicable	RTA/BPA	53

Plan I12	151,399	2009	1 Jul 09	31 Jul 12	31 Jul 12	not applicable	RTA	49

c.2. Local Plan

Follw details of reference shares granted under the local plans in February 2010 for the Board of Exeutive Officers:

	Maximum quantity of shares	Date of grant	Initial date of the vesting period	Final date of the vesting period	Vesting Price (R$)	Number of eligible members of the Board of Officers

Plans outstanding on February 28,
2009
PSP	3,100	2010	3 Feb 10	20 Jul 12		4
SOP	14,190,000	2010	3 Feb 10	30 Jun 14	23,5	48

d. Fair amount of the reference shares/options on the date of grant

d.1. Global Plan

The fair amount of the reference shares defined on the date of grant for the 1st, 2nd, and 3rd cycles is EUR 5.4419 per Banco Santander, S.A. (Madrid) (SAN) share.

The fair amount calculated for the 4th cycle is EUR 4.5112 per Banco Santander, S.A. (Madrid) (SAN) share.

d.2. Local Plan

The fair amount of the reference shares defined on the date of grant for the PSP is R$ 12.83 per Unit.

In case of the SOP, the fair amount of the options defined on the date of grant is R$ 4.17 per Unit option.

e. Potential dilution in case of exercise of all options granted

e.1. Global Program

The Global Program does not produce dilution in the capital.

e.2. Local Program

In case of SOP, the maximum potential dilution in case of vesting of all options granted is 0.5% of the capital of the Company.

The PSP does not produce dilution in the capital.

13.7. All outstanding options at the close of the last fiscal year for the board of directors and statutory management board

On December 31, 2009, there was no option outstanding in neither plan of the Company, in conditions to be vested.

13.8. All exercised options and shares granted under share-based compensation plans for the board of directors and statutory management board, for the past three fiscal years

13.8.1. Global Program

There has been a vesting in the Global Plan related to the first cycle. See table below.

	Maximum quantity of reference shares	Date of grant	Initial date of the vesting period	Vesting date	Maximum term for the vesting of options	Term for restriction to the transfer of shares	Conditions for vesting	Number of eligible members of the Board of Executive Officers

	161,398	2007	23 Jun 07	31 Jul 09	31 Jul 09	not applicable	RTA/BPA	23

shares canceled	(Plan I09)	14,855
shares vested	(Plan I09)	146,543

The weighted average price of the purchase was R$ 23.7252 per Share.

The total amount of the difference between the purchase amount and the market amount of the shares purchased: not applicable.

13.8.2. Local Program

There has been no vesting in the local plans yet.

13.9. Provide useful information in order to understand the information provided in sections 13.6 to 13.8, such as the valuation method for shares and stock options

The fair amount of the plan of shares subject to objectives was calculated as follows:
• The beneficiaries shall not leave the Company for the term of each plan;
• The fair amount of the 50% conditional to the position of RTA related to Banco Santander, S.A. (Madrid) was calculated, on the date of grant, based on the report provided by external auditors, prepared based on the Monte Carlo Evaluation Method, performing 10 thousand simulations to determine the RTA of each company of the Reference Group, considering the variable below. The results (each representing the delivery of a given number of shares) are classified in decreasing order through the calculation of the weighted average and discounting the amount at interest rate without risk.

PI09	PI10	PI11	PI12

16.25%	15.67%	19.31%	42.36%
3.23%	3.24%	3.47%	4.88%
4.47%	4.50%	4.84%	2.04%

Volatility expected (*)
Annual compensation of dividends in the last 5 years
Interest rate without risk (Zero Rate Treasury Bond) during the term of the plan
(*) Calculated based on the historic volatility for the respective term (two or three years).

The application of the simulation method generated percentage amounts of 42.7% for PI09, 42.3% for PI10, 44.9% for PI11 and 52.4% for PI12, which shall be applied at 50% of the amount of the shares granted in order to determine the accounting value of the installment of the incentive based on the RTA. Since this evaluation refers to a market condition, it may not be adjusted after the date of grant.

Due to the elevated correlation between the RTA and the BPA, one may consider (in most cases) to extrapolate that the RTA amount is valid for the BPA. Subsequently, it was initially determined that the fair amount of the installment of the plans is conditional to the position.

Method for Pricing and Calculating the Fair Amount of the Local Plan

To account for the plan, the following premises were used, calculated by an international consulting company.

Before the performance conditions		Applying the performance conditions

Binominal Valuation		TSR related

Volatility	40%	% gain	% vesting	Probability	Average

Rate of dividends	4.83%	1º	50%	25%	12.50%

Vesting Period	2.75 years	2º	35%	25%	8.75%

“Medium” Vesting Period	3.75 years	3º	25%	25%	6.25%

Risk-free Rate	11%	4º	0%	25%	0%

Valuation Coefficient	32.50%				27.50%

			Benefit after Taxes

		% gain	% vesting	Probability	Average

		> 100%	50%	30%	15.00%

		95%	35%	30%	10.50%

		90%	25%	30%	7.50%

		< 90%	0%	10%	0%

					33.00%

Valuation Coefficient adjusted by the performance conditions: 32.5% x (27.50% + 33.00%) = 19.66%

13.10. Current pension benefits for the members of the board of directors and management board

The main social security plan in force of Banco Santander é HolandaPrevi.

The participation in the social security plan HolandaPrevi is optional and the monthly contribution of the participant shall correspond to 2% of the Salary* (limited to 13 UPs = R$ 3,514.16*) + 2% to 9% (to be chosen) of the salary less 13 UPs.

To such amount a contribution shall be added by the Group itself (called matching) which varies from 100% to 150% along the years, as the table below demonstrates.

* Base September/09

Time in the New Plan	Group Matching Amount
(“matching”)

Less than 3 years	100%
From 3 complete years to 6 incomplete years	110%
From 6 complete years to 10 incomplete years	120%
From 10 complete years to 15 incomplete years	130%
Above 15 complete years	150%

In addition to the HolandaPrevi, the Company makes extraordinary contributions to others social security plans to provide a future additional income for given members of the Board of Officers.

In the table below, we detailed the amounts contributed to the social security plans in 2009.

			Amounts in R$

			Amount accrued
Body	Number of Members	Amount contributed 2009	12/31/09

Board of Directors	0	0	0
Board of Executive Officers	45	45,904,402	32,020,201
Total	45	45,904,402	32,020,201

13.11. With regard to the board of directors and the statutory management board, for the past three fiscal years, provide the following information in a table

Item not disclosed according to injunction granted by the Hon. Judge of the 5th Federal Court of Rio de Janeiro, in the records of Case # 2010.510102888 -5.

13.12. Explain any contractual arrangements, insurance policies or other instruments that constitute mechanisms of compensation or indemnification in the event that a managers’s position is terminated or he/she retires, indicating the possible financial consequences for the issuer

There is none.

13.13. With regard to the past three fiscal years, indicate the percentage of the total compensation paid to each corporate body that was paid to those members of the board of directors, statutory management board and supervisory council that are associated with the direct or indirect controlling shareholder, according to the accounting norms regarding this issue

There is none.

13.14. With regard to the past three fiscal years, indicate the total value of the compensation paid to the members of the board of directors, statutory management board and supervisory council, grouped by body, that was not related to their primary duties, such as commissions, consulting services or advisory services

Not applicable.

13.15. With regard to the past three fiscal years, indicate the amount paid by the direct or indirect controlling shareholder, affiliated companies or subsidiaries, as compensation to members of the board of directors, statutory management board and supervisory council, grouped by body, specifying the activity to which this compensation was attributed

The members of the Board of Directors performing execution functions for Banco Santander, S.A. (Madrid) or in other companies controlled by Banco Santander, S.A. (Madrid) are compensated directly by the said companies according to the activities performed thereby.

13.6. Provide any other information that the issuer deems relevant

We inform the 25th, 50th, and 75th Percentile of the Fixed Compensation more variable paid to the Executive Officers for the year of 2009.

			Amounts in R$

Body	Number of Members	25th Percentile	50th Percentile	75th Percentile

Board of Executive Officers	46	1,200,889	2,312,054	3,102,408

(*) 25th Percentile relates to the group of the Board of Executive Officers the compensation threshold of which is positioned in the lower limit of up to 25% of the total sample. 50th Percentile is the medium point of the sample. 75th Percentile relates to the group of the Board of Executive Officers the compensation threshold of which is positioned in the upper limit of the 25% of the total sample.

ATTACHMENT I
OPTION PLAN TO PURCHASE SHARE DEPOSIT CERTIFICATE (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

(To be approved at the Special Meeting of Banco Santander (Brasil) S.A.)

I. DEFINITIONS

1.1. Each of the capitalized terms listed below, when used herein in both singular and plural forms, as the case may be, shall have the following meanings:

Term	Meaning

Plan	Option Plan to Purchase Share Deposit Certificate of Banco Santander Brasil (Brasil) S.A., pursuant to Section 2.1.

Banco Santander Brasil or Banco Santander (Brasil) S.A. Company

Unit	Share Deposit Certificates, each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, pursuant to Section 2.1.

Participants	The individuals, as appointed by the Company’s Board of Directors, who shall be the holders of purchase options of Units according to the Plan, pursuant to Section 2.1.

Option	The purchase option granted to the Participants, which entitles the Participant to purchase one (1)Unit, pursuant to Section 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.

HR Department	The Human Resources Department of Banco Santander Brasil.

Agreement	The Agreement for Granting the Purchase Option of Units and Other Covenants to be entered into by and between the Company and the Participants, pursuant to Section 6.1.

Vesting Price	The price per Unit to be paid by the Participants to the Company for vesting each Option, pursuant to Section 8.1.

Parameters	The parameters, defined in this Plan, to be used by the Board of Directors to determine the quantity of Options that may be vested by the Participants according to the Plan, pursuant to Chapter IX.

RTA	Total Return to the Shareholder, pursuant to Chapter IX.

IFRS	The International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

Budgeted Net Profit	Company’s Budgeted Net Profit determined by the Board of Directors for each fiscal year, according to the IFRS, pursuant to Chapter IX.

Realized Net Profit	Company’s Net Profit realized in each fiscal year, determined according to the IFRS, pursuant to Chapter IX.

BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange.

RTA Percentage	Comparison between the RTA of Banco Santander Brasil and the RTA of its major competitors, which shall be the basis for determining the Options that may be vested by the Participants, pursuant to Section 9.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and the Realized Net Profit, which shall be the basis for determining the Options that may be vested by the Participants, pursuant to Section 9.2(b).

Vesting Percentage	Result of the sum of RTA Percentage and Net Profit Percentage, pursuant to Section 9.4.

Vested Options	The quantity of Options that may be vested by the

Participant, according to the Vesting Percentage, pursuant to Section 9.4.

Final Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on 12.31.2011, pursuant to Section 9.6.

Initial Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on 10.7.2009, pursuant to Section 9.6.

Option Vesting Period	Deadline for vesting the Options by the Participants from 6.30.2012 to 6.30.2014, pursuant to Section 10.1.

Vesting Form	Document to be signed by the Participant every time an Option is vested, pursuant to Section 10.1.

Lock-up Period	Period during which the Participant will not be allowed to dispose of the Units purchased according to the Plan, pursuant to Section 11.1.

II. PURPOSES OF THE PLAN

2.1 This Option Plan to Purchase Share Deposit Certificate (“Plan”) is designed to grant purchase options of Share Deposit Certificates (“Units”), each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”) to certain managers and managerial employees of Banco Santander Brasil and of companies controlled thereby (“Participants”), with the following purposes:

(a) align the interests of Banco Santander Brasil and those of the Participants, aiming at, on one side, the growth and profitability of the Company’s businesses, and, on the other side, the recognition of the Participants’ contribution;

(b) allow the Company to retain the Participants, offering them, as an additional advantage, the opportunity to become or increase their interest as Company’s shareholders, according to the terms, conditions, and manners provided for in this Plan; and

(c) promote the good performance of the Company and of the shareholders’ interests through a long-term commitment by the Participants.

III. PURCHASE OPTION

3.1 Each option shall entitle the respective holders to purchase one (1) Unit (BM&FBOVESPA: “SANB11”), strictly in accordance with the terms and conditions set forth in this Plan, particularly those regarding the possibility of vesting, pursuant to Section 3.2 below (“Option” or, collectively, “Options”).

3.2 The Options granted to each Participant shall only be vested (i) in such quantity calculated by applying the Vesting Percentage on the total of Options, pursuant to Chapter IX below; and (ii) during the Option Vesting Period, pursuant to Chapter X below.

IV. PLAN ADMINISTRATION

4.1 This Plan shall be administered by the Board of Directors of Banco Santander Brasil (“Board of Directors”) with the support of the Company’s Human Resources Department (“HR Department”). The Board of Directors shall have powers, including, but not limited to:

(a) decide on any and all measures related to the administration of this Plan, detailing and application of the general rules established herein;

(b) resolve (i) on the purchase of Units by the Company itself; or (ii) within the limit of the authorized capital, on the issuance of new shares by the Company for the composition of Units, in order to comply with the provisions in this Plan, in both cases subject to the rules, deadlines and any applicable restrictions;

(c) change the dates on which the Options may be vested, the deadline for vesting the Options and the other terms and conditions of the Agreement (as defined below), provided that the Participants’ rights arising out of or related to this Plan are not hindered, excluding from such limitation any adaptations that may be made as a result of changes in the relevant legislation;

(d) examine exceptional cases arising out of or related to this Plan;

(e) settle doubts as to the interpretation of the general rules set forth in this Plan; and

(f) propose changes to the Plan due to adaptations of similar plans adopted by other companies of the Santander Group.

4.2 The HR Department shall handle the implementation of the Plan as determined herein, including, but not limited to, calculation of the parameters (as defined below) and of the Vested Options (as defined below), and shall provide all applicable notices to the Participants throughout the course of the Plan.

V. PARTICIPANTS OF THE PLAN AND DISTRIBUTION OF OPTIONS

5.1 For the purposes of this Plan, Participants shall mean only a determined number of employees at a higher hierarchical level of the Bank, determined by the Board of Directors and reported to the HR Department, according to the list of employees administered by the HR Department on such date the proposal of this Plan is approved by the Board of Directors.

5.2 The Options under the Plan shall be granted to the Participants on a personal and individual basis, and may not be pledged, assigned or transferred to third parties, except that the Options shall benefit the respective successor in case of death of the Beneficiary, in accordance with the terms of this Plan.

VI. OPTION AGREEMENT

6.1 Subject to the provisions of this Plan, the terms and conditions of each Option shall be determined in an “Agreement for the Granting of Purchase Option of Share Deposit Certificate (“Units”) and Other Covenants” (“Agreement”), to be executed by the Company and each Participant. The Agreement shall set forth no less than the following conditions:

(a) the initial quantity of Options granted, the number of Units the Participant shall be entitled to purchase with the vesting of each Option, and the price per Unit for the vesting of each Option;

(b) the time during which the Vested Options may be vested (Option Vesting Period, as defined in Section 10.1 below), the conditions and Parameters (as defined below) for vesting the Options by the Participant and the deadlines for the full or partial vesting of the Vested Options;

(c) rules on the temporary restrictions to the transfer of the Units (lock-up period) and provisions on penalties in case of failure to comply with such restrictions; and

(d) any other terms and conditions not in accordance with the Plan.

6.2 The initial quantity of Options to which each Participant shall be entitled shall be shall be freely determined by the Board of Directors according to the relevance and essentiality of the position, the Participant’s potential, the involvement in strategic projects and the value added offered to the Company.

VII. QUANTITY LIMIT

7.1 The Plan shall be limited to the issuance of Options that results in a maximum dilution of up to zero point five percent (0.5%) of the current capital of the Company. The dilution corresponds to the percentage represented by the quantity of shares comprising the Units backing the Options, considering all Options granted in the Plan, whether or not vested, in relation to the total quantity of shares issued by the Company.

7.2 The Company’s shareholders, pursuant to the provisions of article 171, paragraph 3, Law # 6,404/76 and of the Company’s Bylaws, shall not have preemptive right in the granting and vesting of the Options originated from the Plan.

VIII. VESTING PRICE

8.1 The Vesting Price of the Options, to be paid by the Participants for the subscription or purchase of the Units (“Vesting Price”), shall be R$ 23.50 (twenty-three reais and fifty cents) per Unit, such value being equal to the price per Unit in the Public Offer of Share Deposit Certificate (“Units”) made by Banco Santander Brasil in the terms approved at the Meeting of the Board of Directors held on September 18, 2009, according to information contained in the final prospectus of the said offer, dated of October 6, 2009.

8.2 The Vesting Price shall be adjusted by virtue of (i) bonus in share/Unit, split or grouping of shares promoted by the Company, or (ii) corporate reorganizations and other events provided for in Chapter XIX below.

IX. PARAMETERS FOR THE PURCHASE OF OPTION VESTING RIGHT

9.1 The quantity of Options that may be vested by the Participants shall be determined according to the result of the determination of two (2) performance parameters of Banco Santander Brasil (“Parameters”): (a) Total Return to the Shareholder (“RTA”) (defined pursuant to Section 9.6 below); and (b) the comparison, measured in percentage, between the annual budgeted Net Profit, as determined by the Board of Directors for each applicable year (“Budgeted Net Profit”), and the annual Net Profit realized according to the International Financial Reporting Standards, issued by the International Accounting Standards Board - IASB (“IFRS”), for each applicable year (“Realized Net Profit”). Exceptionally, for the fiscal year 2009, the measurement of the Budgeted Net Profit and the Realized Net Profit shall consider the IFRS criterion adopted by Banco Santander, S.A. (Spain), due to the non-existence of goal in the criterion referred to in the preceding sentence. Each of the said parameters shall individually determine up to fifty percent (50%) of the number of Options that may be vested by the Participants.

9.2. The parameters shall be evaluated on the following basis:

(a) Total Return to the Shareholder - RTA: The RTA of Banco Santander Brasil shall be determined, according to the terms of Section 9.6 below, for the period between October 7, 2009 (initial date of the negotiations of the Units at the floor of BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange (“BM&FBOVESPA”) and December 31, 2011 and shall be compared with the RTAs of its major competitors, according to list of institutions chosen by the Board of Directors and reported to the HR Department, and shall determine up to fifty percent (50%) of the number of Options that may be vested by the Participants. The position of Banco Santander Brasil among its competitors in relation to the RTA shall determine the percentage to be applied to the total quantity of Options that may be vested by the Participants (“RTA Percentage”), according to the following table:

Position among competitors –	Vested Options
RTA	Percentage

1st (first)	50%

2nd (second)	35%

3rd (third)	25%

4th (fourth)	0%

(b) Budgeted Net Profit compared to Realized Net Profit: The Parameter shall be applied to each year (from 2009 to 2011) to encourage both the performance each year and the total period of three (3) years of this Plan. The Parameter shall be calculated by dividing the (i) Realized Net Profit by the (ii) Budgeted Net Profit, in percentage terms, determined after (i) each applicable vesting; and (ii) at the end of year 2011 to determine the result accrued along the years 2009 to 2011. Among the Options linked to this Parameter (Budgeted Net Profit compared to Realized Net Profit), the sum of which shall determine up to fifty percent (50%) of the Options that may be vested by the Participants, (i) ten percent (10%) of the Options granted for each year of the Plan; and (ii) twenty percent (20%) of the Options granted to determine the Realized Net Profit accrued between the years 2009 to 2011; shall be allocated. The tables below indicate the percentage to be applied to the total quantity of Options granted to the Participants (“Net Profit Percentage”):

(b.1) year 2009:

Percentage of the Realized	Vested Options
Net Profit x Budgeted Net	Percentage
Profit (2009)

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

(b.2) year 2010:

Percentage of the Realized	Vested Options
Net Profit x Budgeted Net	Percentage
Profit (2010)

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

(b.3) year 2011:

Percentage of the Realized	Vested Options
Net Profit x Budgeted Net	Percentage
Profit (2011)

100%	10%

90%	8%

80%	5%

70%	2%

<70%	0%

(b.4) accrued in years 2009, 2010 and 2011:

Percentage of the Realized	Vested Options
Net Profit x Budgeted Net	Percentage
Profit
(accrued 2009, 2010 and
2011)

100%	20%

90%	16%

80%	10%

70%	4%

<70%	0%

9.3 If the Realized Net Profit compared to the Budgeted Net Profit result at the intermediate ranges of the tables above, the calculation shall be made through interpolation. If the Realized Net Profit is higher than 100% of the Budgeted Net Profit, the maximum percentage of Options that may be vested shall be considered, that is, ten percent (10%) for each fiscal year individually and twenty percent (20%) for the accrued along the years 2009 to 2011.

9.4 The RTA Percentage added to the Net Profit Percentage applicable on every date at the end of each fiscal year during the Option Vesting Period shall be the percentage of the Options that may be vested per Participant (“Vesting Percentage”). The Vesting Percentage applied on the total of Options granted to the Participants shall determine the Options that may be vested (“Vested Options”). The Vesting Percentage shall be the same for all Participants, so as there shall be no individual calculation.

9.5 The Options granted that do not become Vested Options shall be automatically and legally extinguished, regardless of previous notice or indemnity, pursuant to Section 21.2 (a) below.

9.6 For the purposes of this Plan, RTA is a financial result indicator, determined in percentage terms, defined through the difference between (a) the result of hypothetical investments made, individually, in Units issued by Banco Santander Brasil (SANB11) and shares of its major competitors, determined on December 31, 2011 (“Final Values”); and (b) the result of the same hypothetical investments on October 7, 2009 (“Initial Values”), as follows:

(a) Initial Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to October 7, 2009, including, that is, from September 17, 2009 to October 7, 2009 for the competitors and for Banco Santander Brasil shall be the value of R$ 23.50 per Unit;

(b) the determination of the Final Values shall consider the amounts related to dividends and interests on own capital, that may be distributed to the shareholders until December 31, 2011, as if they had been reinvested in the payors on such dates they were made available to the shareholders; and

(c) Final Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question at BM&FBOVESPA within fifteen (15) business days immediately prior to December 31, 2011.

9.6.1 The determination of the RTA shall use (i) the weighted averages per daily volume of the average price of the registered common shares and registered preferred shares issued by the Company’s major competitors, when applicable and, for the calculation of the Company, (ii) the Units of the Company – ticker SANB11. Any change of type or otherwise in relation to the shares in negotiation shall be subject to examination and review by the Board of Directors to determine the new calculation basis.

X. PERIOD AND VESTING OF THE OPTIONS

10.1 Subject to the provisions of Chapter IX above, the Vested Options may be vested by the Participants from June 30, 2012 until June 30, 2014 (“Option Vesting Period”), unless as otherwise provided for in Chapter XII below. The Vested Options shall be vested in one or more times, subject to the minimum vesting, every time, of thirty percent (30%) of the Vested Options granted to the Participant on the vesting date (June 30, 2012), upon the delivery of the respective Options Vesting Form (“Vesting Form”) duly filled in and signed by the Participant. The Vested Options may be vested in full or part by the Participant, at the sole discretion thereof. The Participant may vest the Vested Options in part no more than three (3) times during the Option Vesting Period.

10.2 During the Option Vesting Period, the HR Department shall disclose the specific periods for the Participants to vest the Vested Options and for the delivery of the Units corresponding the Options vested by the Participants, as approved by the Board of Directors, so as the Company may have time enough to issue new shares to compose the Units and/or to purchase Units in the market for the physical settlement of the Options vested, subject to the compliance with all applicable legal and regulatory requirements, particularly (i) the required homologation of capital increase by the Central Bank of Brazil; or (ii) meeting the terms and complying with the rules applicable to programs for the repurchase of one’s own shares.

10.3 Subject to the Policy of Trading with Securities issued by the Company, the Company’s Investor Relations Director may, at any time, establish restrictions to vest the Vested Options on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the end of the fiscal year and the publication of the Company’s financial statements, dates comprised between decisions for capital increase, distribution of dividends, bonus in share or split and the publication of the respective notices or announcements and such other dates on which the vesting of the Vested Options is recommended to be discontinued.

10.4 The Vested Options not vested during the Option Vesting Period shall be automatically and legally extinguished, regardless of previous notice or indemnity, pursuant to Section 21.2 (b) below. If the deadline to vest the Vested Options coincides with the period of prohibited trading with securities issued by the Company, pursuant to its Material Act or Fact Disclosure Policy or the legislation applicable, the Option Vesting Period shall be extended until the subsequent date determined by the HR Department to vest the Vested Options.

10.5 Banco Santander S.A. (Spain) will attempt to grant financing at market rates for such Participants who require funds to subscribe or purchase Units, according to the Vesting Price set forth in Section 8.1.

XI. UNITS DISPOSAL RESTRICTIONS (LOCK-UP)

11.1 The quantity corresponding to one third (1/3) of the Units resulting from the vesting of the Vested Options may not be disposed of by the Participant for one (1) year as of the purchase date of each Unit (“Lock-up Period”). For the avoidance of doubt, the Lock-up Period shall be counted every time the Vested Options are vested by the Participant, that is, in the event the Participant vests the Vested Options in part, the Lock-up Period for the respective Units shall begin on each date on which new Units are purchased by the Participant. The Units shall remain blocked for disposal at Santander Corretora during the Lock-up Period.

11.2 For the purposes of this Chapter XI, “disposal” means the offer, the sale, the promise to sell, the closing of sale, the exchange, the rent, the promise to rent, the pledge, the giving in trust, the transactions with derivatives backed in Units or any other direct or indirect manner of disposal or encumbrance of Units.

XII. DISCHARGE, DEATH AND DISABILITY

12.1 The Options whose holders resign or are dismissed from the Company and/or controlled companies and no longer have executive attributions in any company of the group shall be legally terminated in advance, in full or part, pursuant to this Chapter XII. Except as provided for in Section 12.1.1 below, the Options held by managers shall be terminated on such date they leave the office, whether as a result of resignation or as elected by the body that elected them. In case of employees, the termination shall occur on such date that coincides with the employment agreement termination date.

12.1.1 In the event a Participant remains as an employee for the Company after the resignation or discharge from the position of Company’s manager, the Plan shall continue its course in relation to the said Participant.

12.2 In the event of discharge of the Participant, the following rules shall apply:

(a) in case of discharge of a Participant as a result of dismissal, resignation or by virtue of dismissal with cause or removal from office, the Participant (i) shall lose the right to participate in the Plan, and the Options granted that will have not been then vested shall be legally terminated; and (ii) may vest the Vested Options on the first date available for vesting;

(b) in case of discharge of a Participant due to termination of the employment agreement as a result of acts practiced by the Company, pursuant to article 483 of the Brazilian Labor Code, or by virtue of dismissal without cause, or by mutual consent in case of a Participant who does not have an employment relationship, the Participant (i) may vest the Vested Options on the first date available for vesting; (ii) may vest the Options not yet vested in a quantity proportional to the time of permanence of the Participant in the Plan, according to the following formula:

Discharge Date – Options Grant Date = % of the Options not vested that will be the basis for calculating the Options that may be vested

Total Plan Duration (number of days)

(b.1) as example, what follows is the formula indicated above with hypothetical dates:

8.20.2010 – 1.22.2010 = 210 (days) = 23.59%
               890                        890

Wherein:

8.20.2010 = Participant’s Discharge Date
1.22.2010 = Options Grant Date
890 = total days of the Plan = 6/30/12 – 1/22/2010
If the performance parameters described in Chapter IX sum up to 90%, for example, the Percentage of Options not vested that shall be granted to the Participant discharged in the events described in Section 12.2(b) above shall be: 90% x 23.59% = 21.23%

(b.2) the quantity of Options so calculated shall be subject to the Vesting Percentage;

(b.3) the vesting may be made on the first date available for vesting, if such period has not commenced yet, or on the discharge date, if within the Option Vesting Period;

(c) in case of death of the Participant, the Options may be vested in full by the respective successor in the Option Vesting Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Vesting Percentage described in Chapter IX;

(d) in case of permanent disability of the Participant, as proven by two (2) medical reports (public or private institution), the Options may be vested in full by the Participant in the Option Vesting Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Vesting Percentage described in Chapter IX;

(e) in the event of a medical leave of the Participant, the Plan shall continue in its regular course; and

(f) in the event of retirement of the Participant for time of service, the provisions in item (b) above shall apply.

12.3 In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located outside Brazil, the provisions of Section 12.2(b) above shall apply upon the discharge from the Company. In addition, the conditions for the Participant so transferred to participate of the Long-Term Incentive Plan sponsored by the unit of the Santander Group receiving him/her shall be checked.

12.4 For the avoidance of doubt, the same parameters shall be used for all Participants, including those discharged and in the other events described in this Chapter XII, since the parameters relate to the Company’s performance in already specified periods and the calculation thereof shall always be in accordance with Chapter IX, regardless of the Discharge Date or the occurrence of other events described in this Chapter XII.

XIII. QUANTITATIVE ADJUSTMENTS OF THE OPTIONS

13.1 In order to preserve the Purposes of the Plan, the quantities of Options, or the Vesting Price thereof, shall be adjusted up or down upon the occurrence of: (a) split, grouping or bonus of shares; (b) consolidation, merger, split-up; (c) other procedures of similar nature and relevant meaning. Any adjustment shall also be reflected in the calculation of the Final Values for the purposes of the RTA.

13.2 The HR Department, under the supervision of the Board of Directors, shall proceed to the said quantitative adjustments using the methods adopted by the BM&FBOVESPA to make similar adjustments in its markets of shares.

XIV. VESTING NOTICE AND PAYMENT CONDITIONS

14.1 The Participant shall give a notice of the vesting of the Options to the HR Department prior to the date of the effective subscription or purchase of the Units according to the deadlines approved by the Board of Directors, pursuant to Section 10.2 above.

14.2 The payment of Units subscribed or purchased shall be made by the Participant on demand, upon the subscription or purchase, in legal tender.

XV. NON-BINDING EFFECT

15.1 This Plan is an onerous business of exclusively civil nature and does not create any labor or social security obligation between Banco Santander Brasil and the Participants, whether they are statutory managers or employees.

XVI. NO INTERFERENCE WITH THE EMPLOYMENT, OFFICE OR CONTRACTUAL RELATIONSHIP

16.1 No provision of this Plan may be interpreted as creating rights to Participating employees, other than those related to the Options, the nature of which is exclusively civil, nor shall grant rights to the Participants related to the guarantee of permanence as employee or otherwise interfere with the Company’s right, subject to the legal conditions and those of the employment agreement, to terminate the relationship with the Participant at any time.

16.2 Additionally, no provision of this Plan shall grant to any Participating officer holding of an Option rights related to the permanence until the end of the term thereof, or otherwise interfere with the Company’s right to dismiss him/her or assure his/her right to reelection.

XVII. LIMITATION OF PARTICIPANT’S RIGHTS

17.1 No Participant shall have any rights and privileges of a shareholder of the Company until the payment date of the vesting of the Options, with the transfer of the Units to the Participants.

XVIII. DIVIDENDS AND BONUSES

18.1 The Units purchased by the beneficiaries of the Options shall be entitled to dividends, interests on own capital and other proceeds declared by the Company as of the physical settlement date of the vesting of the Options, with the transfer of the Units to the Participant.

XIX. CORPORATE REORGANIZATION

19.1 If the shareholders at a Special Meeting resolve on (i) the withdrawal of the Company from the special segment of listing then in force, except in the event the Company migrates to the special segment of listing New Market of BM&FBOVESPA; or (ii) a corporate reorganization operation, in which the company resulting from such reorganization is not admitted for trading in the special segment of listing then in force, except if such segment is the New Market, the Board of Directors may, at its sole discretion, approve the Options to be released from vesting in full or part by the Participants. The Board of Directors may also establish special rules that allow the Units under the Options to be sold in the Public Offer of purchase to be made pursuant to the Listing Regulation and the Bylaws then in force.

19.2 In the event the Company adheres to the special segment of listing New Market of BM&FBOVESPA, the Board of Directors shall determine the number of common shares issued by Banco Santander Brasil that may be subscribed by the Participants for vesting each Option.

XX. DISPOSAL OF CONTROL

20.1 In case the Company’s controllers directly or indirectly dispose of, both through a single operation and through successive operations, a number of shares that implies change in the Company’s control, pursuant to the Listing Regulation then applicable to the Company, the Board of Directors may, at its sole discretion, approve that the Options be released to be vested in full or part by the Participants. The Board of Directors may establish special rules that allow the shares under the Options to be sold in the Public Offer of purchase.

XXI. EFFECTIVE DATE AND PLAN TERMINATION

21.1 The Plan becomes effective immediately after the approval thereof by at Company’s Special Meeting, and shall remain in force until 6.30.2014. However, the Plan may be terminated, suspended or changed, at any time, as proposed by the Board of Directors approved at the Special Meeting. The termination of the Plan shall not affect the effectiveness of the Options granted based thereon still in force.

21.2 The Options granted pursuant to the Plan and its effects shall be automatically and legally terminated in the following cases:

(a) if they fail to become Vested Options or upon the full vesting thereof, in relation to the Vested Options;

(b) after the lapse of the Option Vesting Period; or

(c) upon the termination of the Option Agreement; or

(d) if the Company is dissolved, liquidated or becomes bankrupt.

XXII. ADDITIONAL PROVISIONS

22.1 The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of this Plan, provided that such revision does not change its basic principles, particularly the maximum limits for the issuance of shares to compose the Units according to the Plan, approved by the General Meeting.

22.2 The Board of Directors may also establish a particular treatment for special cases and situations, during the effectiveness of the Plan, provided that it does not hinder the rights already granted to the Participants, or the basic principles of the Plan. Such particular treatment shall not constitute a precedent to be used by other Participants.

22.3 Each Participant shall be responsible for complying with the tax law in force and for the respective payment of taxes levied on the Plan.

22.4 Any relevant legal change regarding the regulation of companies by shares and/or to the tax effects of an option plan to purchase shares may imply in its partial or full revision, or even suspension or termination, at the discretion of the Board of Directors, maintaining the rights of the Participants who already have Vested Options.

22.5 The casus omissus shall be governed by the Board of Directors.

ATTACHMENT II

LONG-TERM INCENTIVE PLAN - INVESTMENT IN SHARE DEPOSIT CERTIFICATE (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

(To be approved at the Special Meeting of Banco Santander (Brasil) S.A.)

I. DEFINITIONS

1.1. Each of the capitalized terms listed below, when used herein in both singular and plural forms, as the case may be, shall have the following meanings:

Term	Meaning

Plan	Long-Term Incentive Plan available to certain employees of Banco Santander Brasil, pursuant to Section 2.1.

Banco Santander Brasil or Banco Santander (Brasil) S.A. Company

Participants	Employees of Banco Santander Brasil, including managers, managerial employees and other employees of Banco Santander Brasil and companies controlled thereby to whom the Plan is offered, pursuant to Section 2.1.

Bonus	The payment of funds, in cash, by the Company to the Participants, pursuant to Section 3.1.

Units	Share Deposit Certificates, each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, pursuant to Section 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.

Santander Corretora	Santander S.A. Corretora de Câmbio e Títulos.

BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange.

HR Department	The Human Resources Department of Banco Santander Brasil.

Agreement	Agreement to be executed between the Company and the Participants to formalize the Plan, pursuant to Section 6.1(i).

Number of Reference Units	The number of Reference Units for the purposes of this Plan applicable to the respective cycle, pursuant to Section 6.1(b).

Investment Form	The document to be signed by the Participants, together with the Agreement, for the purposes of the investment in Units in accordance with this Plan, pursuant to Section 6.1(ii).

Parameters	The parameters, defined in this Plan, to be used by the Board of Directors to determine the amounts of the Bonuses, pursuant to Chapter VIII.

RTA	Total Return to the Shareholder, pursuant to Chapter VIII.

Budgeted Net Profit	Company’s Net Profit determined by the Board of Directors in each fiscal year, according to the IFRS, pursuant to Section 8.1.

IFRS	The International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

Realized Net Profit	Company’s Net Profit realized in each fiscal year, determined according to the IFRS, pursuant to Section 8.1.

RTA Percentage	Comparison between the RTA of Banco Santander Brasil and the RTA of its major competitors, which shall be the basis for determining the amount of the Bonus, pursuant to Section 8.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and the Realized Net Profit, which shall be the basis for determining the amount of the Bonus, pursuant to Section 8.2(b).

Performance Percentage	Result of the sum of RTA Percentage and Net Profit Percentage, pursuant to Section 8.4.

Final Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on each of the three cycles on 12.31.2011, 12.31.2012 and 12.31.2013, pursuant to Section 8.5.

Initial Values	Result of hypothetical investments made, individually, in Units and in shares of the Company’s major competitors, determined on each of the three cycles on 10.7.2009, 12.31.2009 and 12.31.2010, pursuant to Section 8.5.

Lock-up Period	Period during which the Participant shall not be allowed to dispose of the Units purchased according to the Plan, pursuant to Section 10.1.

II. PURPOSES OF THE LONG-TERM INVESTMENT PLAN

2.1 This Long-Term Incentive Plan (“Plan”) is an investment opportunity given to certain employees of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including managers, managerial employees and other employees of Banco Santander Brasil and companies controlled thereby (“Participants”). The purposes of the Plan are as follows:

(a) align the interests of Banco Santander Brasil and of the Participants aiming at, on one side, the growth and profitability of the Company’s businesses and, on the other side, the recognition of the Participants’ contribution to the development of the activities of Banco Santander Brasil;

(b) allow the Company to retain the Participants in its Board, offering them as an additional advantage the opportunity to become or increase their interest as Company’s shareholders, according to the terms, conditions, and manners provided for in this Plan; and

(c) promote the good performance of the Company and of the shareholders’ interests through a long-term commitment by the Participants.

2.2 The Plan represents a modality of investment in the market of shares involving a high risk. The Participants who accept to be admitted to this Plan must be aware that the Company is subject to several risk factors that may adversely affect its businesses and results, and, subsequently, the amount of the investments to be used in this Plan. The Participants shall acknowledge, by signing the Adherence Form (as defined below), that (i) they had the option not to be admitted to this Plan; (ii) the Plan represents a benefit to the Participants in addition to their current compensation packages; and (iii) this Plan represents an investment opportunity, which shall encourage the good performance of the Company’s activities.

III. OBJECT OF THE PLAN

3.1 The object of the Plan is the payment if funds in cash by the Company to the Participants (“Bonus”), of which a given installment must be used to purchase Share Deposit Certificates (“Units”) each of which representing fifty-five (55) common shares and fifty (50) preferred shares issued by Banco Santander Brasil.

3.2 Subject to the parameters for the payment of the Bonuses defined in Chapter VIII below, the Bonuses shall be paid to the Participants after the determination applicable to each one of the three (3) successive cycles, each comprising the period of three (3) fiscal years, as follows:

(a) 1st Cycle: years 2009, 2010 and 2011;

(b) 2nd Cycle: years 2010, 2011 and 2012; and

(c) 3rd Cycle: years 2011, 2012 and 2013.

3.2.1 The payments of the Bonuses applicable to each cycle shall be made as follows:

(a) 1st Cycle: until July 20, 2012;

(a) 2nd Cycle: until July 20, 2013; and

(a) 3rd Cycle: until July 20, 2014.

3.3 The Bonuses shall be calculated pursuant to Chapter IX and paid according to specifications approved by the Company’s Board of Directors (“Board of Directors”) and, if managers are involved, within the limit of the global compensation of managers approved at the Company’s Annual Meeting.

3.4 The Company shall comply with the tax, labor and social security laws applicable on the payment of the Bonuses, including regarding the withholding of the Income Tax at source of the amounts paid to the Participants.

3.5 Upon the payments of the Bonuses, the Participants shall invest in Units an amount corresponding to fifty percent (50%) of the total of the Bonuses paid, after less all taxes, charges and withholdings, and the remaining net value of the Bonuses may be freely used by the Participants. For that purpose, the Company shall, at the Participant’s discretion and risk, submit a purchase order of Units to Santander S.A. Corretora de Câmbio e Títulos within no more than five (5) business days of the Bonus payment date (“Santander Corretora”).

3.6 The investment in the Units by the Participants shall be made upon the purchase of Units at the floors of BM&FBOVESPA S.A. - Securities, Commodities, and Futures Exchange (“BM&FBOVESPA”). The investments shall be made according to the market conditions then existing for the payment of Bonuses.

IV. PLAN ADMINISTRATION

4.1 This Plan shall be administered by the Board of Directors with the support of the Company’s Human Resources Department (“HR Department”). The Board of Directors shall have powers, including, but not limited to:

(a) decide on any and all measures related to the administration of this Plan, detailing and application of the general rules established herein;

(b) resolve on the list of Participants and the classification of the Participants in one of the cycles comprising this Plan;

(c) establish and change the dates on which the Bonuses may be paid, the terms of the investment in the Units and other terms and conditions of the Investment Form (as defined below), in addition to any adaptations that may be made as a result of changes in the relevant legislation;

(d) examine exceptional cases arising out of or related to this Plan;

(e) settle doubts as to the interpretation of the general rules set forth in this Plan;

(f) approve the terms and contents of the Agreement (as defined below) and any other document related to the Plan; and

(g) propose changes to the Plan due to adaptations of similar plans adopted by other companies of the Santander Group.

4.2 The HR Department shall handle the implementation of the Plan as determined herein, including, but not limited to, calculation of the parameters (as defined below), and shall provide all applicable notices to the Participants throughout the course of the Plan.

V. PARTICIPANTS OF THE PLAN

5.1 For the purposes of this Plan, for each of the three cycles Participants will be those determined by the Board of Directors and reported to the HR Department, the choice of whom shall take into consideration the seniority at the Santander Group Brasil. After the Participants comprising a given cycle are defined, no new Participants will be allowed to enter the said cycle; however, it will be possible (a) to switch Participants from one cycle to another; and (b) subject to the provisions of Chapter XI, to exclude the Participant from the cycle, at any time, and according to decisions made by the Board of Directors.

VI. AGREEMENT; INVESTMENT FORM

6.1 Subject to the provisions of this Plan, the Participants shall sign:

     (i) an agreement of the Plan (“Agreement”) upon its eligibility with the Participant of each cycle of this Plan, which shall, among other provisions, provided for:

     (a) the full consent of the Participant to the rules and conditions contained herein in relation to the respective cycle;

     (b) the number of Reference Units for the purposes of this Plan applicable to the respective cycle (“Number of Reference Units”), and the effective quantity shall be determined upon the determination of the Bonus as a result of the application of the parameters (as defined below); and

     (c) the consent with the discount in the payroll for the investment in Units under the terms provided for herein; and

     (ii) an Investment Form (“Investment Form”) to be signed together with the Agreement, which shall include, among other provisions, the investment in Units as a result of the determination of the Bonus.

6.2 The number of Reference Units to calculate the Bonus to be paid to each Participant under this Plan shall be freely defined by the Board of Directors at each cycle considering the relevance and essentiality of the position, the Participant’s potential, the involvement in strategic projects and the value added offered to the Company. The exact amounts to be paid to the Participants as Bonus in each fiscal year shall be defined after the application of the parameters and shall be calculated pursuant to Chapter IX below.

VII. QUANTITY LIMIT; NON-DILUTION

7.1 The Plan shall not cause dilution of the capital of Banco Santander Brasil, since the investment in the Units shall be made through direct purchases in the market.

VIII. PARAMETERS FOR THE PAYMENT OF BONUSES

8.1 The amounts of the Bonus shall be determined in accordance with the determination of two (2) performance parameters of Banco Santander Brasil in each cycle applicable (“Parameters”): (a) Total Return to the Shareholder (“RTA”) (defined pursuant to Section 8.5 below); and (b) the comparison, measured in percentage, between the Annual budgeted Net Profit, as determined by the Board of Directors for each applicable year (“Budgeted Net Profit”), and the annual Net Profit realized according to the International Financial Reporting Standards, issued by the International Accounting Standards Board - IASB (“IFRS”), for each applicable year (“Realized Net Profit”). For the fiscal year 2009, exceptionally, the IFRS criterion adopted by Banco Santander, S.A. (Spain) shall be considered due to the non-existence of goal in the criterion referred to in the preceding sentence. Each of the said parameters shall individually determine up to fifty percent (50%) of the amounts to calculate the Bonus to be received by the Participants.

8.2. The parameters shall be evaluated on the following basis:

(a) Total Return to the Shareholder - RTA: The RTA of Banco Santander Brasil shall be determined, according to the terms of Section 8.5 below, in the fiscal years of each cycle and shall be compared with the RTAs of its major competitors, according to list of institutions chosen by the Board of Directors and disclosed to the HR Department. The position of Banco Santander Brasil among its competitors in relation to the RTA shall determine the RTA Percentage applicable in each fiscal year (“RTA Percentage”), according to the following table:

Position among competitors –	Percentage of the Bonus
RTA	to be applied to the
Participant

1st (first)	50%

2nd (second)	35%

3rd (third)	25%

4th (fourth)	0%

(b) Budgeted Net Profit compared to Realized Net Profit: The Parameter shall be applied in each fiscal year during the three (3) cycles (2009-2014) to encourage both the performance of each year and the total period of three (3) years of each cycle. The Parameter shall be calculated by dividing the (i) Realized Net Profit by the (ii) Budgeted Net Profit, in percentage terms, determined after (i) each applicable vesting and (ii) at the end of each cycle to determine the result accrued along the years each cycle. (i) ten percent (10%) for each year of the cycle; and (ii) twenty percent (20%) shall be allocated to determine the Realized Net Profit accrued in each cycle. The tables below indicate the percentage to be applied pursuant to Chapter IX below (“Net Profit Percentage”):

(b.1) 1st Cycle - years 2009 to 2011

Year 2009:

Percentage of the Realized	Percentage of the Bonus
Net Profit x Budgeted Net	to be applied to the
Profit (2009)	Participant

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

Year 2010:

Percentage of the Realized	Percentage of the Bonus
Net Profit x Budgeted Net	to be applied to the
Profit (2010)	Participant

100%	10%

90%	8%

80%	5%

70%	2%

< 70%	0%

Year 2011:

Percentage of the Realized	Percentage of the Bonus
Net Profit x Budgeted Net	to be applied to the
Profit (2011)	Participant

100%	10%

90%	8%

80%	5%

70%	2%

<70%	0%

Accrued during the 1st Cycle (years 2009, 2010 and 2011):

Percentage of the Realized	Percentage of the Bonus
Net Profit x Budgeted Net	to be applied to the
Profit	Participant
(accrued 2009, 2010 and
2011)

100%	20%

90%	16%

80%	10%

70%	4%

<70%	0%

8.2.1 The Board of Directors shall be incumbent to timely define the percentages to be applied in the determination of the Net Profit Percentage in the 2nd and 3rd Cycles.

8.3 If the Realized Net Profit compared to the Budgeted Net Profit result at the intermediate ranges of the tables above, the calculation shall be made through interpolation. If the Realized Net Profit is higher than a hundred percent (100%) of the Budgeted Net Profit, the maximum percentage shall be considered to each Participant, that is, ten percent (10%) for each fiscal year individually and twenty percent (20%) for the accrued in each cycle.

8.4 The RTA Percentage added to the Net Profit Percentage applicable in each fiscal year shall be the percentage to be applied for each Participant (“Performance Percentage”). The Performance Percentage shall determine the Bonus and the calculation basis of the investment in the Units, pursuant to Chapter IX below. The Performance Percentage shall be the same for all Participants, so as there shall be no individual calculation.

8.5 For the purposes of this Plan, the RTA is a financial result indicator, determined in percentage terms, defined through the difference between (a) the result of hypothetical investments made, individually, in Units issued by Banco Santander Brasil and shares of its major competitors, determined for each of the three cycles on December 31, 2011, December 31, 2012 and December 31, 2013, respectively (“Final Values”); and (b) the result of the same hypothetical investments for each of the three cycles on October 7, 2009, December 31, 2009 and December 31, 2010, respectively (“Initial Values”), as follows:

(a) The Initial Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to:

1st Cycle: October 7, 2009 including, that is, from September 17, 2007 to October 7, 2009 for the competitors and for Banco Santander Brasil shall be R$ 23.50 per Unit;

2nd Cycle: December 31, 2009; and

3rd Cycle: December 31, 2010.

(b) the determination of the Final Values shall consider the amounts related to dividends and interests on own capital, that may be distributed to the shareholders until December 31, 2011, December 31, 2012 and December 31, 2013, according to the cycle applicable, as if they had been reinvested in the payors on such dates they were made available to the shareholders;

(c) The Final Values are calculated by the weighted average per daily volume of the weighted average price of the Unit or share in question within fifteen (15) business days at BM&FBOVESPA immediately prior to December 31, 2011, December 31, 2012 and December 31, 2013, according to the cycle applicable;

(d) according to the above, exceptionally, the 1st Cycle shall have a shorter determination period because of the date on which the trading of the Units commences at the floor of BM&FBOVESPA.

8.5.1 The determination of the RTA shall use (i) the weighted averages per daily volume of the average price of the registered common shares and registered preferred shares issued by the Company’s major competitors, when applicable and, for the calculation of the Company, (ii) the Units of the Company – ticker SANB11. Any change of type or otherwise in relation to the shares in negotiation shall be subject to examination and review by the Board of Directors to determine the new calculation basis.

8.6 Subject to the Policy of Trading with Securities issued by the Company, the Company’s Investor Relations Director may, at any time, establish restrictions for the making of the Investment in Units on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the end of the fiscal year and the publication of the Company’s financial statements, dates comprised between decisions for capital increase, distribution of dividends, bonus in share or split and the publication of the respective notices or announcements and such other dates on which the investment is recommended to be suspended.

IX. CALCULATION OF THE BONUS; CALCULATION OF THE INVESTMENT IN UNITS

9.1 The Bonuses for each Participant, at each cycle, shall be calculated as follows:

Number of Reference Units x Performance Percentage x Payment Price

Wherein:
Number of Reference Units: as defined in Section 6.1(b) above
Performance Percentage: as defined in Section 8.4 above
Payment Price: calculated by the weighted average per daily volume of the weighted average price of the Unit within fifteen (15) business days at BM&FBOVESPA immediately prior to June 10, 2012, June 10, 2013, June 10, 2014, according to the cycle applicable.

9.2. The investment in Units shall be made in an amount corresponding to fifty percent (50%) of the total of the Bonuses paid, after less all taxes, charges and withholdings, pursuant to Sections 3.5 and 3.6 above.

X. UNITS DISPOSAL RESTRICTIONS (LOCK-UP)

10.1 The quantity of the Units comprising the investment under this Plan may not be disposed of by the Participant for one (1) year as of the purchase date of each batch of Units (“Lock-up Period”). For the avoidance of doubt, the Lock-up Period shall be started every time investments in Units are made by the Participant, as a result of the distribution of the Bonus. The Units shall remain blocked for disposal at Santander Corretora during the Lockup Period.

10.2 For the purposes of this Chapter X, “disposal” means the offer, the sale, the promise to sell, the closing of sale, the exchange, the rent, the promise to rent, the pledge, the giving in trust, the transactions with derivatives backed in Units or any other direct or indirect manner of disposal or encumbrance of Units.

XI. DISCHARGE, DEATH AND DISABILITY

11.1 Subject to the provisions of Section 11.2 below, the Plan shall be legally terminated in advance in relation to such the Participants who resign or are dismissed from the Company and/or controlled companies and no longer have executive attributions in any company of the group.

11.2 In the event of discharge of the Participant, the following rules shall apply:

(a) in case of discharge of a Participant as a result of dismissal, resignation or by virtue of dismissal with cause or removal from office, the Participant shall lose the right to participate in the Plan, so as to leave no right to receive future Bonuses;

(b) in case of discharge of a Participant due to termination of the Employment agreement as a result of acts practiced by the Company, pursuant to article 483 of the Brazilian Labor Code, or by virtue of dismissal without cause, or by mutual consent in case of a Participant who does not have an employment relationship, the Participant shall receive, at the time the payments are made to the other Participants of the respective cycle, the amount of Bonus proportional to the time of permanence of the Participant in the Plan, subject to the Performance Percentage, and according to the following formula:

Discharge Date – Cycle Commencement Date = % to be applied on the Bonus
   Total Duration of Cycle (number of days)

     (b.1) as example, what follows is the formula indicated above with hypothetical dates:

8.20.2010 – 1.22.2010 = 210 (days) = 23.59%
               890                        890

Wherein:
8.20.2010 = Participant’s Discharge Date
1.22.2010 = Cycle Commencement Date
890 = total days of the Cycle = 6/30/12 – 1/22/2010

     (b.2) the percentage so calculated (in the example, 23.59%) shall be applied on the Bonus, so as a new number of Reference Units shall be determined on which the Performance Percentage shall apply. After said determinations, the Bonus shall be paid.

(c) in case of death of the Participant, the Bonus shall be paid to the successors after the cycle applicable without applying the percentage of time of permanence of the Participant no cycle applicable of the Plan, but applying the Performance Percentage, pursuant to the calculation provided for in Chapter IX above;

(d) in case of permanent disability of the Participant, as proven by two (2) medical reports (public or private institution), the Bonus shall be paid to the Participant after the cycle applicable without applying the percentage of time of permanence of the Participant no cycle applicable of the Plan, but applying the Performance Percentage, pursuant to the calculation provided for in Chapter IX above;

(e) in case of a medical leave of the Participant, the Plan shall continue in its regular course; and

(f) in the event of retirement of the Participant for time of service, the provisions in item (b) above shall apply.

11.2.1 It is explained that, in the events described in items (b), (c), (d) and (f) of Section 11.2 above, the Participant or his/her successor, as the case may be, shall not be required to make the investment in Units.

11.3 In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located outside Brazil, the provisions of Section 11.2(b) above shall apply upon the discharge from the Company. In addition, the conditions for the Participant so transferred to participate in the Long-Term Incentive Plan sponsored by the unit of the Santander Group receiving him/her shall be checked.

11.4 For the avoidance of doubt, the same parameters shall be used for all Participants, including those discharged and in the other events described in this Chapter XI, since the parameters relate to the Company’s performance in already specified periods and the calculation thereof shall always be in accordance with Chapter VIII, regardless of the Discharge Date or the occurrence of other events described in this Chapter XI. In addition, to avoid doubt, the payments of Bonuses shall be made, in each cycle, concurrently to all Participants or successors, as the case may be, regardless of the Participant continuation as an employee of Banco Santander Brasil at the time of the payments of the Bonuses.

XII. QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF REFERENCE UNITS

12.1 In order to preserve the Purposes of the Plan, the number of Reference Units shall be adjusted up or down upon the occurrence of: (a) split, grouping or bonus of shares; (b) consolidation, merger, split-up; (c) other procedures of similar nature and relevant meaning. Any adjustment shall also be reflected in the calculation of the Final Values for the purposes of the RTA.

12.2 The HR Department, under the supervision of the Board of Directors, shall proceed to the said quantitative adjustments using the methods adopted by the BM&FBOVESPA to make similar adjustments in its markets of shares.

XIII. NO INTERFERENCE WITH THE EMPLOYMENT, OFFICE OR CONTRACTUAL RELATIONSHIP

13.1 No provision of this Plan may be interpreted as creating rights to the Participating employees, other than those related to the Bonuses, nor shall grant rights to the Participants related to the guarantee of permanence as employee or manager or otherwise interfere with the Company’s right, subject to the legal conditions and those of the employment agreement, to terminate the relationship with the Participant at any time.

13.2 Additionally, no provision of this Plan shall grant any director or member of the Board of Directors Participant, rights concerning permanence until the end of the term thereof, or otherwise interfere with the Company’s right to dismiss him/her or assure his/her right to reelection.

XIV. EFFECTIVE DATE AND PLAN TERMINATION

14.1 The Plan becomes effective immediately after its approval at the Company’s Special Meeting and shall remain in force until 12.31.2014. It is, however, understood that the Plan may be terminated, suspended or changed, at any time, as proposed by the Board of Directors approved at the Special Meeting. The termination of the duration of the Plan shall not affect the payment of Bonus, but shall suspend or cancel, as the case may be, the payment of future Bonus.

XV. ADDITIONAL PROVISIONS

15.1 The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of the Plan, provided that such revision does not change its basic principles, particularly the maximum amounts to be paid according to the Plan, approved by the General Meeting.

15.2 The Board of Directors may also establish a particular treatment for special cases and situations, during the effectiveness of the Plan, provided that it does not hinder the rights already granted to the Participants, or the basic principles of the Plan. Such particular treatment shall not constitute a precedent to be used by other Participants.

15.3 Each Participant shall be responsible for complying with the tax law in force and for the respective payment of taxes levied on the Plan.

15.4 Any relevant legal change regarding the regulation of companies by shares and/or to the tax effects applicable to the Company and to the Participants may imply in its partial or full revision, or even suspension or termination, at the discretion of the Board of Directors, maintaining the rights of the Participants who already have Bonus to receive.

15.5 The casus omissus shall be governed by the Board of Directors.

* * *

Increase of the Company’s capital
Through the capitalization of capital reserves

In compliance with the provision in
Article 14 and respective Attachment 14 of IN CVM 481

ATTACHMENT 14

INCREASE OF CAPITAL

1. Inform the value of the increase and the new capital

The value of the increase of capital amounts to R$ 22,130,211.93 (twenty-two million, one hundred and thirty thousand, two hundred and eleven reais and ninety-three cents), and the new capital of the Company shall amount to R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty-one cents), fully paid-in and divided into 399,044,116,905 (three hundred and ninety-nine billion, forty-four million, one hundred and sixteen thousand and nine hundred and five) shares, of which 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty- four) being registered common shares, and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) registered preferred shares, with no par value.

2. Inform whether the increase will be made through: (a) conversion of debentures into shares; (b) vesting of subscription or subscription bonus right; (c) capitalization of profits or reserves; or (d) subscription of new shares

The increase of the Company’s capital shall be made through the capitalization of the following capital reserves:

• “premium reserve through subscription of shares”, in the amount of R$ 128.82 (one hundred and eighty-two reais and eighty-two cents);
• “reserve of updating of equity bonds”, in the amount of R$ 769,143.76 (seven hundred and sixty-nine thousand, one hundred and fourty-three reais and seventy-six cents);
• “reserve of donations and subventions”, in the amount of R$ 16,804,464.06 (sixteen million, eight hundred and four thousand, four hundred and sixty-four reais and six cents); and
• “tax incentives – allocation of income tax”, in the amount of R$ 4,556,475.29 (four million, five hundred and fifty-six thousand, four hundred and seventy-five reais and twenty-nine cents).

3. Explain in details the reasons for the increase and the legal and economic consequences thereof

The increase of the Company’s capital shall be made in order to meet the provisions of Resolution # 3,605, of August 29, 2008, of the National Monetary Council (“Resolution 3,605/08”), as well as the provisions of article 182 of Law # 6,404/76, as amended with

Law # 11,638/07 (“Lei das S.A.”).

Pursuant to the Resolution 3,605/08, until December 31, 2010, it is imperative to appropriate the balance of the capital reserves that are not within the following classes: (i) the contribution of the subscriber of shares in excess of the par value and the part of the issuance price of shares with no par value in excess of the amount appropriated for the formation of capital, including in cases of conversion of debentures into shares or beneficiary parts; and (ii) the product of the disposal of beneficiary parts and subscription bonus.

For this reason, it is necessary to increase the Company´s capital through the capitalization of the following capital reserves:

• “premium reserve through subscription of shares”, in the amount of R$ 128.82 (one hundred and eighty-two reais and eighty-two cents);
• “reserve of updating of equity bonds”, in the amount of R$ 769,143.76 (seven hundred and sixty-nine thousand, one hundred and fourty-three reais and seventy-six cents);
• “reserve of donations and subventions”, in the amount of R$ 16,804,464.06 (sixteen million, eight hundred and four thousand, four hundred and sixty-four reais and six cents); and
• “tax incentives – allocation of income tax”, in the amount of R$ 4,556,475.29 (four million, five hundred and fifty-six thousand, four hundred and seventy-five reais and twenty-nine cents).

The proposed increase of capital has as legal consequence the amendment to the heading of article 5 of the Company´s Bylaws, in order to reflect the new amount of the capital.

Since there is an increase of capital through the capitalization of capital reserves that compound the net equity, there are no changes in the equity value of the shares, and thus, no economic consequences.

4. Provide copy of the Audit Committee’s opinion, if applicable

Not applicable.

5. In case of increase of capital through subscription of shares

Not applicable.

a. Describe the destination of funds

Not applicable.

b. Inform the number of shares issued of each type and class

Not applicable.

c. Describe the rights, advantages and restrictions attributed to the shares to be issued

Not applicable.

d. Inform whether the subscription will be public or private

Not applicable.

e. In case of private subscription, inform whether the related parties, such as defined by the accounting standards governing the matter, will subscribe shares in the increase of capital, specifying the respective amounts, when such amounts are known

Not applicable.

f. Inform the issuance price of the new shares or the reasons for which the determination should be delegated to the board of directors, in cases of public distribution

Not applicable.

g. Inform the par value of the shares issued or, in case of shares with no par value, the parcel of the issuance price that will be appropriated to the capital reserve

Not applicable.

h. Provide the opinion of managers on the effects of the increase of capital, mainly regarding the dilution caused by the increase

Not applicable.

i. Inform the rationale for the calculation of the issuance price and provide details of the economic aspects that determined the choice

Not applicable.

j. If the issuance price has been determined above or below par in relation to the market value, identify the reason of the above or below par and explain how it was determined

Not applicable.

k. Provide copy of all reports and studies that corroborate the determination of the issuance price

Not applicable.

l. Inform the quotation of each of the types and classes of the company’s shares in the markets they are traded, identifying:

Not applicable.

i. Minimum, average and maximum quotation of each year, in the last three (3) years

Not applicable.

ii. Minimum, average and maximum quotation of each quarter, in the last two (2) years

Not applicable.

iii. Minimum, average and maximum quotation of each month, in the last six (6) months

Not applicable.

iv. Average quotation in the last 90 days

Not applicable.

m. Inform the share issuance prices in increases of capital made in the last three (3) years

Not applicable.

n. Inform the percentage of potential dilution resulting from the issuance

Not applicable.

o. Inform terms, conditions and method of subscription and payment of the shares issued

Not applicable.

p. Inform whether the shareholders will have the preemptive right to subscribe the new shares issued and detail the terms and conditions to which such right is subject

Not applicable.

q. Inform the management’s proposal to treat any overs

Not applicable.

r. Describe in details the procedures to be adopted in case there is an expected partial homologation of the increase of capital

Not applicable.

s. If the issuance price of the shares is made in assets, in full or part

Not applicable.

i. Submit the complete description of the assets

Not applicable.

ii. Explain the relation between the assets incorporated to the company’s equity and its purposes

Not applicable.

iii. Provide copy of the asset appraisal report, if available

Not applicable.

6. In case of increase of capital through the capitalization of profits or reserves

a. Inform whether it will imply change of the par value of the shares, if any, or distribution of new shares among the shareholders

The Company’s shares do not have par value. The proposed increase of the Company’s capital shall not imply distribution of new shares among the shareholders.

b. Inform whether the capitalization of profits or reserves shall be made with or without change of the number of shares, at the companies with shares with no par value

The proposed increase of capital will be made without change of the number of shares issued by the Company, pursuant to article 169, paragraph 1, of the Brazilian Corporate Law.

c. In case of distribution of new shares

Not applicable.

i. Inform the number of shares issued of each type and class

Not applicable.

ii. Inform the percentage the shareholders will receive in shares

Not applicable.

iii. Describe the rights, advantages and restrictions attributed to the shares to be issued

Not applicable.

iv. Inform the purchase cost, in reais per share, to be attributed so shareholders may comply with art. 10, Law 9,249, of December 26, 1995

Not applicable.

v. Inform the treatment of fraction, if that is the case

Not applicable.

d. Inform the term provided for in paragraph 3, art. 169, Law 6,404, of 1976

Not applicable.

e. Inform and provide the information and documents provided for in item 5 above, if applicable

Not applicable.

7. In case of increase of capital through the conversion of debentures into shares or vesting of subscription bonus

Not applicable.

a. Inform the number of shares issued of each type and class

Not applicable.

b. Describe the rights, advantages and restrictions attributed to the shares to be issued

Not applicable.

* * *

Amendment to the Company’s Bylaws, in its articles
5, heading, 12, 15, paragraph 3, 16 e paragraphs, 17, item XIX,
19, heading e paragraph 2, 21 e paragraphs, 22, 26, item IV, and 35, addition of paragraphs 3 and 4

In compliance with the provision in
Article 11, items I and II 14 of IN CVM 481

Copy of the Bylaws containing, in evidence, the changes proposed:

Bylaws of Banco Santander (Brasil) S.A.

Current Wording	Proposed Wording

SECTION I	SECTION I
CORPORATE NAME, REGISTERED OFFICE,	CORPORATE NAME, REGISTERED OFFICE,
LEGAL SEAT, DOMICILE AND PURPOSES	LEGAL SEAT, DOMICILE AND PURPOSES

Article 1. BANCO SANTANDER (BRASIL) S.A. (“Bank” or “Company”), a private-law legal entity, is a corporation governed by these Bylaws and any applicable statutory and regulatory provisions.	unimpared wording

Article 2. The Company has its registered office, legal seat and domicile in the City of São Paulo, State of São Paulo.	unimpared wording
Sole Paragraph. By resolution of the Board of Executive Officers, the Company may create or close facilities anywhere in Brazil or abroad, subject to applicable statutory provisions.	unimpared wording

Article 3. The term of duration of the Company is indefinite.	unimpared wording

Article 4. The purpose of the Company is to engage in active, passive and accessory transactions intrinsic to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investments, Real Estate Credit and Leasing), as well as in Foreign Exchange and Securities Portfolio Management transactions and such other activities as shall hereafter be permitted to companies of a similar nature under statutory and regulatory provisions, having the authority further to hold equity interests in other companies, as a member or shareholder.
unimpared wording

SECTION II	SECTION II
CAPITAL STOCK AND SHARES	CAPITAL STOCK AND SHARES

Article 5. The capital stock is R$49,623,613,674.28 (forty-nine billion, six hundred and twenty-three million, six hundred and thirteen thousand, six hundred and seventy-four reais and twenty-eight cents) divided into 340,143,773,865 (three hundred and forty billion, one hundred forty-three million, seven hundred and seventy-three thousand, eight hundred and sixty-five)shares, consisting of 181,989,171,114 (one hundred and eighty-one billion, nine hundred and eighty-nine million, one hundred and seventy-one thousand, one hundred and fourteen) common shares and 158,154,602,751 (one hundred and fifty-eight billion, one hundred and fifty-four million, six hundred and two thousand, seven hundred and fifty-one) preferred shares, all in registered form and with no par value.

Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty one cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four)common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value.

Paragraph 1. The Company is authorized to increase the capital stock by a resolution of the Board of Directors, regardless of amendment to the bylaws, up to a total limit of 500,000,000,000 (five hundred billion) common or preferred shares without observing a proportion as to the each type of shares, provided that the number of preferred shares shall not exceed the maximum limit permitted by law.
unimpared wording
Paragraph 2. Upon the increase of capital stock, the shares may be fully subscribed for and paid up by any interested shareholder in his own name and on behalf of the other shareholders, as their fiduciary agent, subject to a requirement that, within the time frame for exercise of a preemptive right, the shares to which they may be entitled by virtue of their preemptive right to subscribe for the capital increase or any unsubscribed shares, be passed through to them.
unimpared wording
Paragraph 3. The Board of Directors may take action on the issuance of warrants up to the limit imposed on authorized capital.	unimpared wording
Paragraph 4. The Bank may, up to the limit imposed on authorized capital and pursuant to a plan approved at a shareholders’ meeting, grant stock options to purchase shares to its directors, officers, employees or individual service providers, or to directors, officers, employees or individual service providers of any companies under its control, without preemptive rights to the shareholders in respect of the grant and exercise of such purchase options.
unimpared wording
Paragraph 5. Each common share is entitled to one vote at shareholders’ meetings.	unimpared wording

Paragraph 6. Preferred shares entitle their holders to the following privileges:
I – dividends that are greater by ten percent (10%)than the dividends payable to common shares;
II – priority to receive dividends;
III – a right to participate in capital increases resulting from capitalization of reserves and profits, as well as to receive stock dividends resulting from capitalization of retained earnings, reserves or any funds, on a par with common shareholders;
IV – priority in repayment of share capital without a premium upon the dissolution of the Company; and
V – a right to join in a tender offer in connection with a Transfer of Controlling Interest in the Company, at the same price proposed for the Controlling Interest, according to the definitions set forth in Article IX of these Bylaws.
unimpared wording
Paragraph 7. The holders of preferred shares will not be entitled to vote, except on the matters set out below:

(a) change of type, merger, consolidation or spin-off of the Company;
(b) approval of contracts between the Company and the Controlling Shareholder, directly or through third parties, and contracts of other companies in which the Controlling Shareholder may hold an interest, whenever, pursuant to a statutory or bylaw provision, action is required to be taken on such contracts at a shareholders’ meeting;
(c) the valuation of assets to be contributed to pay up a capital increase of the Company;
(d) selection of an institution or specialized firm to determine the Economic Value of the Company, pursuant to Section 44 of these Bylaws; and
(e) amendment or revocation of any bylaws that may alter or modify any requirements set forth in paragraph 4.1 of the Level 2 Corporate Governance Good Practices Regulations of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) (“Level 2 Regulations” or “Level 2”), provided that such voting rights will prevail for as long as the Level 2 Corporate Governance Good Practices Agreement remains in effect.
unimpared wording
Paragraph 8. All shares are in book-entry form and are deposited with the Company in the name of their holders, without issuance of certificates, and the costs of share ownership transfer services may be charged to the relevant shareholder.
unimpared wording

Paragraph 9. The shareholders’ meeting may, at any time, take action on the conversion of preferred shares into common shares, establishing the ratio therefor.	unimpared wording
Paragraph 10. The Company may, with authorization from the Board of Directors, purchase its own shares to be kept as treasury shares for resale at a later date or cancellation, subject to prevailing statutory or regulatory provisions.
unimpared wording
Paragraph 11. By notice given to the BM&FBOVESPA and further published, the Company may suspend any share transfer and split-up services for a period not to exceed fifteen (15)consecutive days or ninety (90) nonconsecutive days in the course of the year.
unimpared wording
Paragraph 12. Full dividends may be paid on any new shares that are fully paid up, regardless of the date of subscription. It will be incumbent upon the shareholders’ meeting or the Board of Directors, as the case may be, to establish the conditions for the payment of dividends on newly subscribed shares, as well as on any shares issued as stock dividends, and to establish the benefits of immediately paying up the respective amounts.
unimpared wording
Paragraph 13. At the discretion of the Board of Directors, any issue of shares or warrants to be placed by: (i) sale on a stock exchange or through public subscription; or (ii) an exchange of shares in connection with a tender offer, may be made without or with limited preemptive rights to the shareholders, as provided by law.
unimpared wording

SECTION III	SECTION III
SHAREHOLDERS’ MEETINGS	SHAREHOLDERS’ MEETINGS

Article 6. Shareholders’ meetings will be held annually on or before April 30 of each year, and special shareholders’ meetings will be held whenever the interests of the Company may require it.	unimpared wording
Paragraph 1. Shareholders’ meetings will be called by the Board of Directors or, in the cases provided by law, by any shareholders or the Board of Auditors, by publication of notice, a first notice to be given not less than fifteen (15) days prior to the meeting and a second not later than eight (8) days prior to the meeting. A shareholders’ meeting to consider the cancellation of registration as a publicly-held company or the delisting of the Company from Level 2 shall be called on not less than thirty (30) days’ notice.
unimpared wording

Paragraph 2. Any shareholder may attend meetings of shareholders by proxy, under a proxy instrument issued less one (1) year before to any shareholder, director or officer of the Company or lawyer, pursuant to prevailing legislation. The relevant proxy instrument may be required to be delivered in advance at the registered office of the Company within the time frame set forth in the notices of call.
unimpared wording
Paragraph 3. The shareholders’ meeting will annually fix the aggregate compensation of the directors and officers, the Audit Committee and the Board of Auditors, where functioning.	unimpared wording
Paragraph 4. Shareholders’ meetings will be convened and presided over by the Chairman of the Board of Directors or by any member of the Board of Executive Officers, except Officers without a designated title, or further, by a representative of the Controlling Shareholder, who will invite one of those present to act as secretary of the meeting.
unimpared wording
Paragraph 5. The shareholders’ meeting is vested with powers to take action on all matters reserved to the shareholders pursuant to prevailing legislation. Action will be taken by absolute majority voting, subject to the exceptions provided by law and subject to the provisions of Section 44, paragraph one, of these Bylaws.
unimpared wording

SECTION IV	SECTION IV
MANAGEMENT	MANAGEMENT
Article 7. The Company will be managed by a Board of Directors and a Board of Executive Officers.	unimpared wording

Article 8. Only natural persons may be elected as members of the governing bodies; the members of the Board of Directors shall be shareholders, whether or not residing in the country, and the members of the Board of Executive Officers may or may not be shareholders, provided they reside in the country.
unimpared wording

Article 9. The directors and officers will take their offices by signing statements of incumbency recorded in the minutes book of Board of Directors’ or Board of Executive Officers’ meetings, as applicable, with no fidelity bond required, after approval of their names by the Central Bank of Brazil and prior signature of Consents to Appointment (as Directors or Officers), as required under Level 2 Regulations. Immediately after taking their offices, the directors and officers shall communicate to the BM&FBOVESPA the number and characteristics of the securities issued by the Company that are directly or indirectly held by them, including any derivatives.
unimpared wording

Sole paragraph. The statement of incumbency shall be signed within thirty (30) days following approval of the election by the appropriate governmental authority, except where the relevant Director or Officer has provided a justification that is accepted by the governing body to which he has been elected, failing which the election will become void.
unimpared wording

Article 10. No Director or Officer is permitted to be involved in the study, approval or settlement of transactions or loans of interest to a company:
I – in which he holds an ownership interest of more than five percent (5%) as a member or shareholder; or
II – in the management of which he holds or has held a position in the previous six (6) months prior to accepting office as Director or Officer of the Company.
unimpared wording

Article 11. Up to one-third of the members of the Board of Directors may be elected for positions on the Board of Executive Officers.	unimpared wording

Article 12. A member of the Board of Directors who is elected for a position on the Board of Executive Officers will only be entitled to a single compensation, at he may elect.	Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold.

Article 13. The members of the Board of Directors and Board of Executive Officers have simultaneous and coterminous terms of office, and each director and officer will serve until their successors qualify.
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CHAPTER I	CHAPTER I
BOARD OF DIRECTORS	BOARD OF DIRECTORS

Article 14. The Board of Directors will be composed of not less than five (5) and not more than twelve (12)members elected at a shareholders’ meeting for coterminous terms of two (2) years, each such year to be a period between two (2) annual shareholders’ meetings, reelection being permitted.
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Paragraph 1. At the shareholders’ meeting held for the election of the members of the Board of Directors, the shareholders shall first fix the actual number of members of the Board of Directors to be elected.
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Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as set forth in paragraph three of this Section 14. Where application of such percentage results in a fractional number, the number of Directors shall be: (i) rounded up to the nearest whole number if the fraction is equal to or in excess of five tenths (0.5); or (ii) rounded down to the nearest whole number, if the fraction is less than five tenths (0.5).
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Paragraph 3. For purposes of this section, the term “Independent Director” means a Director who: (i)has no relationship with the Company, except for stock held; (ii) is not a Controlling Shareholder (as defined in Section 38 of these Bylaws), a spouse or a person within the second degree of relationship to the Controlling Shareholder, is not and has not been within the past three (3) years related to the Company or to an organization that has a relationship with the Controlling Shareholder (except for persons related to public education and/or research institutions); (iii) has not within the past three (3) years been an employee or officer of the Company, the Controlling Shareholder or any company controlled by the Company; (iv) is not, directly or indirectly, a supplier or purchaser of services and/or products of the Company in any transactions the amount of wh ich could interfere with the exercise of an independent judgment; (v) is not an employee nor a director or officer of a company or organization that is offering to or requiring services and/or products from the Company; (vi) is not a spouse or a person within the second degree of relationship to any director or officer of the Company; (vii) is not paid any compensation by the Company other than that of a director (cash payments for stock held are not subject to this restriction). Anyone elected in a separate election by the holders of voting shares representing not less than fifteen percent (15%) of the total voting shares or the holders of shares without voting rights, or with limited voting rights, representing ten percent (10%) of the capital stock, pursuant to the terms of section 141, paragraphs four and five, of Law No. 6,404/76, will also be deemed to an Independent Director. Qualification as an Independent Direc tor shall be expressly stated in the minutes of the shareholders’ meeting at which the Director is elected.
unimpared wording
Paragraph 4. Upon expiration of their term, the members of the Board of Directors will continue to exercise the duties of their office until the new members elected qualify.	unimpared wording
Paragraph 5. No member of the Board of Directors may have access to information or attend any meetings of the Board of Directors relating to matters as to which he has or represents any interest that may conflict with the interests of the Bank.
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Paragraph 6. To help the Board of Directors to perform its functions, the Board of Directors may create specific-purpose committees or workgroups, which shall function as auxiliary bodies without voting powers, aimed always at assisting the Board of Directors, and which will be composed of persons designated by the Board from among the members of management and/or other persons directly or indirectly related to the Bank.
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Article 15. The Board of Directors will have one (1)Chairman and one (1) Vice Chairman, who will be elected by majority vote of those attending the shareholders’ meeting at which the members of the Board of Directors are elected, subject to the provisions of paragraph two in the case of a vacancy in the office of Chairman and Vice Chairman and in their absences or temporary disabilities.
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Paragraph 1. The Vice Chairman will substitute for the Chairman of the Board of Directors in his absences or temporary disabilities. In the event of absence or temporary disability of the Vice Chairman, the Chairman will designate a substitute from among the other Board members. In the event of absence or temporary disability of any other member of the Board of Directors, each Director will designate his substitute from among the other Directors.
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Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Director will ensue.
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Paragraph 3. If a vacancy in a position on the Board of Directors is created by death, resignation or removal, a substitute will be appointed by the remaining directors, subject to further consideration by the shareholders at their first meeting to be held thereafter. If the office of Chairman becomes vacant, the Vice Chairman will serve as Chairman and will appoint his substitute from among the remaining Directors. If the vacancy is in the office of Vice Chairman, the Chairman will appoint a substitute from among the remaining Directors.

Paragraph 3. In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors.

Article 16. The Board of Directors will meet regularly four (4) times a year and will hold special meetings whenever called by the Chairman of the Board of Directors.	Article 16. The Board of Directors shall meet four (4)times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests.

Paragraph 1. Notices of call will be given in writing and will be delivered to each member of the Board of Directors at least five (5) business days prior to the meeting, unless a majority of its members in the exercise of their functions requires a shorter period, which shall not be less than forty-eight (48) hours. Action taken at Board of Directors’ meetings shall be limited to transacting the business for which notice has been given to the members of the Board of Directors, such notice to state the place, date and time of the meeting and to set forth a summary of the agenda.

Paragraph 1. The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article.

Paragraph 2. The calls shall indicate the place, date and time of the meeting and, briefly, the agenda.
Paragraph 2. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.
Paragraph 2 changed into Paragraph 6. Unimpared wording.
Paragraph 3. The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call.
Paragraph 3. The resolutions of the Board of Directors will be adopted by the vote of a majority of its attending members.	Paragraph 3 changed into Paragraph 7.

Paragraph 4. The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act.

Paragraph 5. The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda.

Paragraph 6. The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published.

Paragraph 7. The resolutions of the Board of Directors shall be taken by majority of votes among the attending members.

Article 17. In addition to the powers granted by law and these Bylaws, the following powers are vested in the Board of Directors:	unimpared wording
I. to comply and cause compliance with these Bylaws and shareholder resolutions;	unimpared wording
II. to direct the general conduct of the business and affairs of the Company;	unimpared wording
III. to elect and remove Officers and to establish their duties;	unimpared wording
IV. to establish Officers compensation, fringe benefits and other incentives within the aggregate limit of management compensation approved by the shareholders’ meeting;	unimpared wording
V. to oversee the performance of the Officers, to examine at any time the books and papers of the Company and to request information on contracts executed or about to be executed, as well as on any other action;
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VI. to choose and replace independent auditors, establishing their compensation, as well as to require them to provide such clarifications as are deemed necessary on any matter;	unimpared wording
VII. to issue an opinion upon the Management Report, the accounts of the Board of Executive Officers and the financial statements of the Bank, and to act upon their submission to the shareholders’ meeting;
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VIII. to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget to be submitted to the shareholders’ meeting for purposes of retaining earnings;	unimpared wording
IX. to decide to call the shareholders’ meeting when the Board deems it convenient or in the case of section 132 of Law No. 6,404/76;	unimpared wording
X. to submit to the annual shareholders’ meeting a proposal for the allocation of the net profit for the fiscal year and to examine and take action on semiannual or other interim balance sheets and the payment of dividends or interest on shareholders’ equity based on such balance sheets, as well as to take action on the payment of interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet;
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XI. to submit proposals to the shareholders’ meeting with respect to increases or decreases in capital stock, stock dividends, stock splits and reverse stock splits, and amendments to the Bylaws;	unimpared wording

XII. to submit to the shareholders’ meeting a proposal for the dissolution, consolidation, spin-off and merger of the Bank;	unimpared wording
XIII. to approve a capital increase of the Bank regardless of amendment to the bylaws, within the limit authorized in paragraph one of Section Five of these Bylaws, establishing the price, time of payment of subscriptions and the conditions for the issue of shares, with further powers to exclude or limit the exercise of preemptive rights in issuances of shares and warrants to be placed by sale on a stock exchange, or through public subscription or in connection with a tender offer, as provided by law;
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XIV. to take action on the issue of warrants, as set forth in paragraph three of Section Five of these Bylaws;	unimpared wording
XV. to grant, after approval by the shareholders’ meeting, purchase stock options to directors, officers, employees or individual service providers of the Company or companies controlled by the Company, without preemptive rights to the shareholders, pursuant to plans approved at a shareholders’ meeting;
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XVI. to take action on the acquisition of the Company’s own shares for cancellation or to be kept as treasury shares for resale, subject to prevailing statutory provisions;	unimpared wording
XVII. to determine the allocation of any profit sharing by the officers and employees of the Bank and companies controlled by the Bank, with powers for withholding any profit sharing;	unimpared wording
XVIII. to take action on the payment or credit to the shareholders of interest on shareholders’ equity, pursuant to the terms of applicable legislation;	unimpared wording
XIX. to authorize the acquisition or sale of equity investments in third parties in amounts in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting and to authorize corporate associations or strategic alliances with third parties;

 XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent)of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties;

XX. to appoint and remove the Ombudsman of the Company;	unimpared wording
XXI. to appoint and remove the members of the Audit Committee, to fill in any vacancies created by death, resignation or removal, and to approve the Internal Regulations of such committee, subject to the provisions of Article VI of these Bylaws;
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XXII. to authorize the acquisition of movable and immovable property recorded as fixed assets, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of five percent (5%) of the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;
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XXIII. to provide specific authorization for certain documents to be signed in special cases by only one Officer, the relevant resolution to be recorded in the proper book, subject to any exceptions prescribed by these Bylaws;
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XXIV. to approve the retaining of an institution to provide book-entry services with respect to shares or certificates of deposit of shares (“Units”);	unimpared wording
XXV. to approve policies on disclosure of information to the market and trading in securities of the Bank;	unimpared wording
XXVI. to define the three-name list of institutions or firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Bank in the event of cancellation of registration as a publicly-held company or delisting from Level 2, as provided under Article IX of these Bylaws;
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XXVII. to take action on any matter submitted to it by the Board of Executive Officers, as well as to call joint meetings of the Board and the members of the Board of Executive Officers whenever it deems it convenient;
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XXVIII. to create permanent or nonpermanent assistant and/or technical commissions or consultative committees and to define their respective responsibilities and duties, without delegating authority reserved to the Board of Directors pursuant to the terms of section 142 of Law No. 6,404/76, and to oversee the performance thereof as provided under Section 14, paragraph six of these Bylaws; and
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XXIX. to provide for the conduct of its own proceedings, subject to these Bylaws and prevailing legislation, and to adopt or establish internal regulations for its own functioning; and	unimpared wording
XXX. to establish the rules to govern Units, as set forth in Article XII of these Bylaws.	unimpared wording

Article 18. It shall be the duty of the Chairman of the Board of Directors: I. to call and preside over the Board meetings; II. to call the shareholders’ meeting; III. to direct preparation for Board meetings; IV. to assign special tasks to the Directors; and V. to call the members of the Board of Auditors, when functioning, to attend meetings of the Board of Directors at which any business to be transacted requires the opinion of the Board of Auditors.
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CHAPTER II	CHAPTER II
BOARD OF EXECUTIVE OFFICERS	BOARD OF EXECUTIVE OFFICERS

Article 19. The management and representation of the Company are vested in the Board of Executive Officers, which will be composed of not less than two (2) and not more than fifty-six (56) members, shareholders or not, residing in Brazil, who will be elected and may be removed at any time by the Board of Directors for coterminous terms of two (2) years, reelection being permitted, such members to be one (1)Chief Executive Officer mandatorily designated as such, up to two (2) Senior Executive Vice Presidents, up to six (6) Executive Vice Presidents; one (1)Investor Relations Officer, and the others to be Executive Officers and Officers without a designated title.

Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation.

Paragraph 1. The members of the Board of Executive Officers shall be elected from among persons of good repute and acknowledged professional competence.	unimpared wording
Paragraph 2. The designation for the positions mentioned in the leading provision of this Section may be made upon their election or by a resolution of the Board of Directors, at any time, during their term of office.
Paragraph 2. The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election.
Paragraph 3.Without prejudice to the provisions in this Section, any Officer may use his title followed by the name of the office for which he is responsible.	unimpared wording
Paragraph 4. Upon the election of a new member of the Board of Executive Officers or a substitute, in the case of a vacancy, his term will be coterminous with that of the other members elected.	unimpared wording
Paragraph 5. The position of Investors Relations Officer may be held cumulatively with any other position on the Board of Executive Officers.	unimpared wording

Article 20. In the event of temporary disability, leave or absence, the Chief Executive Officer and all other Officers will be replaced by a member of the Board of Executive Officers designated by the Chief Executive Officer.
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Paragraph 1. In the event of a vacancy in the office of Chief Executive Officer created by death, resignation or removal, the members of the Board of Directors may designate a substitute from among the remaining members or elect a new Chief Executive Officer.	unimpared wording
Paragraph 2. Where any substitution as provided in this Section results in accumulation of offices, no accumulation of compensation and other benefits or voting rights of the absent or disabled Officer will ensue; nevertheless, where any of the members of the Board of Executive Officers substitutes for the Chief Executive Officer, such member will be entitled to cast the tie-breaking vote.	unimpared wording

Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints.	unimpared wording
Paragraph 1. Except as provided in paragraphs two and three of this Section, a Secretary will be designated by whoever presides over meetings of the Board of Executive Officers. Subject to the provision set forth in item V of Article 26 below, the resolutions of the Board of Executive Officers will be taken by the vote of a majority of its attending members and will be documented in minutes drawn up in the proper book and signed by such members. A quorum will be present if:
I – the Chief Executive Officer and any eight (8)members of the Board of Executive Officers, except Officers without a designated title, are present; or
II – two (2) Executive Vice President Officers and any seven (7) members of the Board of Executive Officers, except Officers without a designated title, are present; or
III – one (1) Senior Executive Vice President Officer or an Executive Vice President Officer and any ten (10) members of the Board of Executive Officers, except Officers without a designated title, are present.	Paragraph 1. The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held:
I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or
II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or
III - upon the attendance of one (1) Senior Vice- President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation.
Paragraph 2. The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published.
Paragraph 2. The matter addressed in item VI of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.	Paragraph 3. The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation.

Paragraph 3. The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item IX of article 22 and item IV of article 26, both of these Bylaws.

Paragraph 4. The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws.

Article 22. The assignments and duties of the Board of Executive Officers are:	unimpared wording
I – to comply and cause compliance with these Bylaws and shareholder and Board of Directors’ resolutions;	unimpared wording
II – to designate representatives and correspondents within the country and abroad;	unimpared wording
III – to carry out, under the general direction of the Board of Directors, the businesses and transactions set forth in Section Four of these Bylaws, with such discretion to schedule its activities as is commensurate with the interests of the Company;
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IV – to propose the distribution of and to allocate profits earned, subject to the provisions of Article VIII;	unimpared wording
V – to authorize the sale of movable and immovable property recorded as fixed assets, including any equity interests, the creation of encumbrances and the granting of security in respect of third-party obligations whenever in excess of three percent the net assets shown on the latest balance sheet approved by the annual shareholders’ meeting;

V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting

VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent)and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting;

VI – resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad;	Item VI changed into item VII. Unimpared wording.
VII – submit to the Board of Directors the financial statements;	Item VII changed into item VIII. Unimpared wording.
VIII – define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and	Item VIII changed into item IX. Unimpared wording.

IX – set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof;
Item IX changed into item X. Unimpared wording.

Article 23. The Company will be represented in all acts, transactions and in connection with the execution of documents binding on it:
I – by any two members of the Board of Executive Officers, except Officers without a designated title;
II – by an Officer without a designated title acting together with the Chief Executive Officer, or one (1)Senior Vice President Executive Officer, or one (1)Executive Vice President Officer, or one (1) Executive Officer;
III – by a member of the Board of Executive Officers acting together with a specially appointed attorney-in- fact; or
IV – by two attorneys-in-fact acting together, with specific powers to act on behalf of the Company.
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Paragraph 1. Subject to the provision in paragraph two of this Section 23, the powers of attorney granted by the Company will be signed by any two members of the Board of Executive Officers together, except Officers without a designated title. The powers of attorney shall specify the powers granted to the grantee and the period of validity thereof.
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Paragraph 2. Representation of the Company in court, in administrative proceedings or in any situation requiring the personal appearance of an authorized representative will be incumbent upon any member of the Board of Executive Officers, except Officers without a designated title, and, for such purposes, an attorney-in-fact may be granted special powers, including powers to receive service of summonses, notices and notification. The instrument of power of attorney under this Paragraph may be signed by a single Officer, without the formalities mentioned in the preceding Paragraph.
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Article 24. Mere endorsement of instruments for collection and endorsement of checks for deposit to the account of the Company itself are excepted from the provisions of the preceding Section; in such cases, the signature of only one (1) attorney-in-fact or one (1)employee expressly authorized by any member of the Board of Executive Officers, except Officers without a designated title, will be sufficient.
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Article 25. The Company may be represented by any member of the Board of Executive Officers acting alone, or by a single attorney-in-fact, in the following cases: a) before any companies, public departments, independent agencies, mixed-capital companies, or public utility companies, in which case the grantee may sign cover letters, documents forming part of any proceedings under consideration by regulatory authorities, among other documents; and b) at general meetings, meetings of shareholders, members or unitholders of companies or investment funds of which the Company is a shareholder, member or unitholder or of any entities of which the Company is a member or an associate.
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Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for:	unimpared wording
I – to oversee and direct the business and activities of the Company;	unimpared wording
II – to comply and cause compliance with these Bylaws, shareholder resolutions and Board of Directors’ directives, and to preside over meetings of the Board of Executive Officers, except as provided in Clauses II and III of paragraph one and in paragraph two and three, all of Section 21 of these Bylaws, in which cases meetings of the Board of Executive Officers may be presided over by any of its members;
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III – to oversee the performance of the members of the Board of Executive Officers and to request information about the affairs of the Company;	unimpared wording
IV – to define the duties of the members of the Board of Executive Officers, subject to the provision set forth in Clause VIII of Section 22 of these Bylaws; and	IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof; and
V – to cast the tie-breaking vote in the event of a tie vote in the Board of Executive Officers.	unimpared wording
Sole paragraph. It is incumbent upon the:	unimpared wording
I. Senior Vice President Executive Officers: to assist the Chief Executive Officer in the performance of his duties;	unimpared wording
II. Vice President Executive Officers: to discharge the duties assigned to them by the Chief Executive Officer or the Board of Directors.	unimpared wording

III.Investor Relations Officer: (i) to coordinate, manage, direct and oversee the investor relations work, as well as to represent the Bank before shareholders, investors, market analysts, the Brazilian Securities Commission, Stock Exchanges, and all other institutions related to activities carried out in capital markets, in Brazil and abroad; and (ii) to discharge such other duties as may, from time to time, be assigned by the Board of Directors;
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IV. Executive Officers: to conduct the activities of the departments and offices of the Bank for which they are responsible and to assist the other members of the Board of Executive Officers; and	unimpared wording
V. Officers without a designated title: to coordinate the activities assigned to them by the Board of Executive Officers.	unimpared wording

SECTION V	SECTION V
BOARD OF AUDITORS	BOARD OF AUDITORS

Article 27. The Company will have a Board of Auditors functioning on a nonpermanent basis, composed of not less than three (3) and not more than five (5) members and an equal number of alternates, shareholders or not, who will be elected by the shareholders’ meeting, if an election occurs, and who may be reelected.
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Paragraph 1. Only natural persons residing in the country, who satisfy all statutory qualifications, may be elected as members of the Board of Auditors.	unimpared wording
Paragraph 2. The members of the Board of Auditors shall sign a Consent to Appointment (as members of the Board of Auditors), as required under Level 2 Regulations. The members of the Board of Auditors will take their respective offices by signing statements of incumbency recorded in the proper book, but as a condition precedent to their taking office, the Consent to Appointment (as as members of the Board of Auditors) mentioned in Level 2 Regulations shall be signed and their election shall be approved by the Central Bank of Brazil.
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Paragraph 3. The compensation of the members of the Board of Auditors will be fixed by the shareholders at the meeting at which they are elected, subject to the provision set forth in section 162, paragraph three, of Law No. 6,404/76.
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Article 28. The Board of Auditors will have such duties and authority as are assigned to them by law.	unimpared wording
SECTION VI	SECTION VI
AUDIT COMMITTEE	AUDIT COMMITTEE

Article 29. The Company will have an Audit Committee composed of not less than three (3) and not more than six (6) members appointed by the Board of Directors from among persons who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, one such member to have a demonstrable knowledge of the accounting and audit practice. Such persons, who may or may not be members of the Board of Directors, shall serve for a term of one (1) year and may be reelected for up to four (4) consecutive times, pursuant to applicable legislation.
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Paragraph 1. A Coordinator will be designated for the Audit Committee upon the appointment of its members.	unimpared wording
Paragraph 2. The Audit Committee will report directly to the Board of Directors of the Company.	unimpared wording
Paragraph 3. In addition to other duties that may be assigned to its members by statutory or regulatory provisions, it is incumbent upon the Audit Committee:	unimpared wording
I – to set operating rules for their activities through Internal Regulations;	unimpared wording
II – to recommend the retaining or replacement of independent auditors to the Board of Directors;	unimpared wording
III – to review, prior to publication, the semiannual accounting statements and notes to the accounts, management reports and the opinion of independent auditors;	unimpared wording
IV – to evaluate the performance of internal and independent auditors, including with respect to compliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes;
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V – to evaluate compliance by the Company management with the recommendations made by internal or independent auditors;	unimpared wording
VI – to establish and disseminate procedures for the receipt and treatment of information regarding noncompliance with statutory and regulatory provisions applicable to the Company and with internal regulations and codes, which provide specific procedures for protecting the disclosing parties and the confidentiality of information;
unimpared wording
VII – to make recommendations to the Board of Executive Officers for correction or improvement of policies, practices and procedures identified within the scope of their duties;	unimpared wording

VIII – to meet at least on a quarterly basis with the Board of Executive Officers, the internal and independent auditors, in order to determine compliance with its recommendations or inquiries, including with respect to the planning of the respective audit works, and to have the business conducted at such meetings documented in minutes;	unimpared wording
IX – to meet with the Board of Auditors, where functioning, and with the Board of Directors, at their request, to discuss policies, practices and procedures identified within the scope of their respective duties;	unimpared wording
X – to prepare the Audit Committee Report at the close of the semiannual periods ended June 30 and December 31 of each year, according to applicable statutory and regulatory provisions.	unimpared wording
Paragrapg 4. Together with the semiannual accounting statements, the Audit Committee will have published a summary of the report mentioned in Clause X of the preceding Paragraph.	unimpared wording

SECTION VII	SECTION VII
OMBUDSMAN	OMBUDSMAN

Article 30. The Company will have an Ombudsman Office staffed by one Ombudsman to be appointed by the Board of Directors from among persons meeting the minimum qualifications and requirements to ensure that the Ombudsman Office will function properly, such Ombudsman to be skilled in issues related to ethics, consumer protection rights and dispute mediation and to serve for a term of three (3)years, reelection being permitted.	unimpared wording
Paragraph 1. The Ombudsman Office will be provided with proper conditions for its functioning in order to ensure transparency and an independent and unbiased judgment, as well as impartiality in its activities;	unimpared wording
Paragraph 2. The Ombudsman Office shall have access to information required to provide an adequate response to complaints received, having full administrative support and the authority to request information and documents in the exercise of its activities.	unimpared wording

Article 31. It shall be incumbent upon the Ombudsman Office:	unimpared wording
I – to receive, enter, substantiate, analyse and give formal proper treatment to the complaints of clients and users of products and services of the companies within the Company’s Financial Group that are not resolved through the usual process at its branch offices and other client help services;	unimpared wording

II – to provide any required clarification and to inform the complaining persons of the progress of their complaints and action taken;	unimpared wording
III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of thirty days;	unimpared wording
IV – to send a conclusive response to the complaining persons’ complaint within the time frame informed pursuant to Clause III above;	unimpared wording
V – to propose to the Board of Directors, or in the absence thereof, to the board of executive officers of the companies within the Company’s Financial Group corrective or improvement actions to procedures and routines, as a result of the analysis of complaints received; and	unimpared wording
VI – to prepare and submit to the internal auditors, the Audit Committee and the Board of Directors, or in the absence thereof, the board of executive officers of the companies within the Company’s Financial Group, at the close of each semiannual period, a quantitative and qualitative report on the activities of the Ombudsman Office, containing the proposals mentioned in Clause V.	unimpared wording
Sole paragraph. The Board of Directors may remove the Ombudsman at any time if he fails to perform the duties set forth in this Section.	unimpared wording

SECTION VIII	SECTION VIII
FISCAL YEAR, FINANCIAL STATEMENTS,	FISCAL YEAR, FINANCIAL STATEMENTS,
RESERVES AND DIVIDENDS	RESERVES AND DIVIDENDS

Article 32. The fiscal year will coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, at which time a Balance Sheet and all other financial statements will be prepared within the time frames set forth by Law No. 6,404/76 and the regulations issued by the Central Bank of Brazil.	unimpared wording

Article 33. Pursuant to prevailing legislation, the Company will have semiannual Balance Sheets prepared in June and December of each fiscal year, provided that any distribution of net income will be subject to the rules set forth below.	unimpared wording

Article 34. The net income so determined, after all deductions and statutory provisions, will be allocated as follows:

I - five percent (5%) towards the establishment of the statutory reserve, up to the limit of twenty percent (20%) of the capital stock;	unimpared wording unimpared wording

II - twenty-five percent (25%) of the net income, as adjusted in accordance with section 202 of Law No. 6,404/76, will be distributed as a mandatory minimum dividend to all the shareholders;	unimpared wording
III - the remaining balance, if any, pursuant to a proposal of the Board of Executive Officers approved by the Board of Directors, will be: (a) allocated towards the creation of a Dividend Equalization Reserve, which will not exceed fifty percent (50%) of the amount of the capital stock, to secure funds for the payment of dividends, including in the form of interest on shareholders’ equity, or any advance payment thereof, so as to ensure a continuous flow of dividends to the shareholders; provided that, when such limit is reached, the shareholders’ meeting shall take action on the remaining balance to distribute it to the shareholders or to use it to increase the capital stock; and/or (b) retained, to provide for capital expenditures included in the General Budget of the Company, as submitted by the management to the approval of the shareholders’ meeting and reviewed by the shareholders’ meeting on an annual basis, where prepared for a period in excess of one fiscal year.
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Sole paragraph. Any net income not allocated according to this Section shall be distributed as dividends, pursuant to the terms of par. six of section 202 of Law No. 6,404/76	unimpared wording

Article 35. During the fiscal year, the Board of Executive Officers may, with authorization from the Board of Directors:
I – declare dividends out of profits shown on a semiannual balance sheet;
II – have quarterly, bimonthly or monthly balance sheets prepared and declare dividends out of profits shown thereon, provided that the total dividends paid in each semiannual period in each fiscal year is not in excess of the amount of capital reserves provided for in par. one of section 182 of Law No. 6,404/76; and
III – declare interim dividends out of the retained earnings account or profit reserves shown on the latest annual or semiannual balance sheet.
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Paragraph 1. Any dividends declared by the Board of Executive Officers under the leading provision of this Section are subject to further approval by the shareholders’ meeting.	unimpared wording

Paragraph 2. By resolution of the Board of Executive Officers, as authorized by the Board of Directors, interest on shareholders’ equity may be paid, up to the limit permitted by law, in the course of the fiscal year and up to the annual shareholders’ meeting, and the amount thereof may, under prevailing legislation, be applied against the mandatory dividends provided under Clause II of Section 34 of these Bylaws.
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Paragraph 3. The dividends and/or interest on capital may be paid within one hundred and eighty (180) days from the date they are declared by the Board of Directors according to the Company’s financial strategy.

Paragraph 4. The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.

Article 36. The Company accounts will be examined by Independent Auditors, as prescribed by law and by regulations applicable to financial institutions.	unimpared wording

Article 37. When the shareholders’ meeting deems it convenient, it may create other reserves pursuant to prevailing legislation.	unimpared wording

SECTION IX	SECTION IX
TRANSFER OF CONTROLLING INTEREST,	TRANSFER OF CONTROLLING INTEREST,
CANCELLATION OF REGISTRATION AS A	CANCELLATION OF REGISTRATION AS A
PUBLICLY-HELD COMPANY,	PUBLICLY-HELD COMPANY,
DELISTING FROM LEVEL 2	DELISTING FROM LEVEL 2

Part I - Definitions	Part I - Definitions

Article 38. For purposes of this Article IX, the capitalized terms below will have the following meanings:	unimpared wording
“Controlling Shareholder” means a shareholder, or group of shareholders that are parties to a shareholders’ agreement or are under common control, that exercises the Controlling Power in the Company.	unimpared wording
“Selling Controlling Shareholder” means the Controlling Shareholder, when selling a controlling interest in the Company.	unimpared wording
“Controlling Interest” means a block of shares that directly or indirectly entitles the holder(s) thereof to exercise, either individually or jointly with others, the Controlling Power in the Company.	unimpared wording
“Outstanding Shares” means all the shares issued by the Company, except for shares owned by the Controlling Shareholder or any related persons, the directors and officers of the Bank, and shares kept as treasury shares.
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“Transfer of Controlling Interest in the Company” means a transfer of Controlling Interest for which payment is made.	unimpared wording
“Purchaser” means a person to whom the Selling Controlling Shareholder transfers the Controlling Power in the Company in a tender offer.	unimpared wording
“Controlling Power” or “Control” means the actual power to directly or indirectly conduct the corporate business and to direct the action of the governing bodies of the Bank, as a matter of fact or law. Ownership of control is to be presumed as to a person, or group of persons that are parties to a shareholders’ agreement or are under common control (a controlling group), holding such number of shares as may have secured an absolute majority of the votes cast by the shareholders present at the past three shareholders’ meetings of the Company even though not holding such number of shares as would secure an absolute majority of the voting capital.

“Economic Value” means the value of the Company and its shares as may be determined by an expert firm using an accepted valuation method or based on another criterion established by the CVM.
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Part II – Transfer of Controlling Interest in the	Part II – Transfer of Controlling Interest in the
Company	Company

Article 39. A Transfer of Controlling Interest in the Company, either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such controlling interest will make a tender offer for the acquisition of all the remaining shares, subject to the terms of and within the time limits prescribed by prevailing legislation and Level 2 Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.
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Paragraph 1. A Transfer of Controlling Interest in the Bank depends on approval by the Central Bank of Brazil.	unimpared wording
Paragraph 2. The Selling Controlling Shareholder shall not transfer title to the shares owned by such Selling Controlling Shareholder, and the Company shall not record any transfer of shares to the Purchaser of the Controlling Power, or anyone who may become the holder of the Controlling Power, unless and until the Purchaser(s) signs/sign the relevant Statement of Consent of Controlling Shareholder(s) referred to in the Level 2 Regulations.
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Paragraph 3. No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Company, at its registered office, if the signatories thereof have not subscribed the Statement of Consent referred to in Par. Two of this Section, such Statement of Consent to be immediately sent to the BM&FBOVESPA.
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Article 40. The tender offer mentioned in the preceding Section must also be made:

I. upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in a transfer of Control of the Company; or

II. in the event of a transfer of Controlling Interest in the Controlling Shareholder of the Company, in which case the Selling Controlling Shareholder will be required to disclose to the BM&FBOVESPA the value assigned to the Company in such sale, as well as the supporting documentation therefor.
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Article 41. Any person that is already a shareholder of the Company and acquires the Controlling Power of the Company, as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required:

I. to make a tender offer as provided in Section 39 of these Bylaws; and

II. to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of a Transfer of Controlling Interest in the Company for the excess, if any, of the price paid for such Controlling Interest over the market quotation of the Company’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (¥ndice de Preços ao Consumidor Amplo – IPCA) published by the Instituto Brasileiro de Geografia e Estatística – IBGE up to the date of payment of such compensation.
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Sole paragraph. Following a Transfer of Controlling Interest, the Purchaser shall take action as appropriate within a period of six (6) months after the acquisition of Control to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Company, if necessary.
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Part III – Cancellation of Registration as a	Part III – Cancellation of Registration as a
Publicly-Held Company	Publicly-Held Company
and Delisting from Level 2	and Delisting from Level 2

Article 42. The minimum tendered price stated in a tender offer to be mandatorily made to all minority shareholders by the Controlling Shareholder or the Company for the purpose of cancellation of registration as a publicly-held company shall be equal to the Economic Value determined according to the valuation report mentioned in Section 44 of these Bylaws.
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Article 43. Should it be resolved at a special shareholders’ meeting that: (i) the Company should delist from Level 2 so that its shares may be traded outside Level 2; or (ii) a corporate restructuring should be made pursuant to which the shares of the resulting company are not admitted to trading as Level 2 shares, the Controlling Shareholder shall make a tender offer for the acquisition of the remaining shares of the Bank, and the minimum tendered price shall be equal to the Economic Value determined according to a valuation report as mentioned in Section 44 of these Bylaws, subject to applicable statutory and regulatory provisions. Immediate notice shall be given of the tender offer to the BM&FBOVESPA and the market following the shareholders’ meeting at which the delisting or restructuring, as the case may, is approved.
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Sole paragraph. The tender offer mentioned in the leading provision of Section 43 will not be required if delisting from Level 2 is for the purpose of execution of the New Market Participation Agreement.
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Article 44. The valuation report referred to in Sections 42 and 43 of these Bylaws shall be prepared by an institution or expert firm of recognized experience, unrelated to the Bank, its directors, officers and Controlling Shareholder, and respective decision- making authority, in accordance with the requirements set out in par. one of section eight of the Law No. 6,404/76, and shall contain an acknowledgement of responsibility as required under par. six of the said section eight.
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Paragraph 1. Selection of the institution or expert firm responsible for determining the Economic Value of the Bank as mentioned in said Sections 42 and 43 is reserved to the shareholders’ meeting based on a three- name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting at which such action is proposed to be taken, each share being entitled to one vote, regardless of type or class; provided that, if the meeting mentioned in this Par. One is convened on first call, a quorum shall consist of shareholders representing not less than twenty percent (20%) of all outstanding shares or, if the meeting is convened on second call, a quorum may consist of any number of shareholders present owning Outstanding Shares.
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Paragraph 2. The costs of preparing the valuation report shall be fully borne by the persons responsible for making the tender offer.	unimpared wording

Part IV – Common Provisions	Part IV – Common Provisions

Article 45. A single tender offer may be made for more than one of the purposes mentioned in this Article IX of these Bylaws or in the regulations issued by the CVM, provided that it is possible to harmonize the requirements for the various forms of tender offer, that no loss is incurred by any offeree and that, where required under applicable legislation, the CVM’s authorization is obtained.
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Article 46. The Company or the shareholders responsible for making a tender offer under this Article IX of these Bylaws or under the regulations issued by the CVM, may secure the making of such tender offer through any shareholder, a third party or, as the case may be, the Company. Neither the Company nor a shareholder, as the case may be, are relieved from the obligation to make the tender offer until the tender offer has been made in accordance with all applicable regulations.
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SECTION X	SECTION X
ARBITRATION	ARBITRATION

Article 47. The Bank, its shareholders, directors and officers and members of the Board of Auditors agree that any and all disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of any violation, of the provisions contained in the Level 2 Corporate Governance Good Practices Agreement, the Level 2 Regulations, the Rules of Arbitration of the Market Arbitration Panel of the BM&FBOVESPA (“Rules of Arbitration”), these Bylaws, the provisions of Law No. 6,404/76, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil and the CVM, the regulations of the BM&FBOVESPA and in all other rules applicable to the operation of capital markets, generally, will be settled by arbit ration conducted by the Market Arbitration Panel in accordance with its Rules of Arbitration.
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Paragraph 1. The arbitration proceeding will be instituted before the Market Arbitration Panel, pursuant to its Rules of Arbitration.	unimpared wording
Paragraph 2. Without prejudice to the validity of this arbitration clause, any party to an arbitration proceeding will be entitled to resort to court for the purpose of obtaining urgent injunctive relief for protection of rights, if and when necessary, whether in the course of an arbitration proceeding previously instituted or in advance of commencement of an arbitration proceeding, provided that, as soon as such injunctive relief is obtained, jurisdiction to adjudicate the merits of the proceeding which is pending or about to be instituted will immediately vest again in the arbitral tribunal.
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Paragraph 3. The law applicable to the merits of any and all disputes, as well as to the enforcement, interpretation and validity of this arbitration agreement will be solely the Brazilian law. The arbitral tribunal will be composed of three arbitrators appointed as set forth in section 7.8 of the Rules of Arbitration.
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Paragraph 4. The arbitration will be held in the City of São Paulo, State of São Paulo, where the award shall be made. The arbitration shall be managed by the Market Arbitration Panel, and the relevant provisions of the Rules of Arbitration will govern the conduct of, and the award made in, the arbitration.
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SECTION XI	SECTION XI
LIQUIDATION	LIQUIDATION

Article 48. The Company will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to determine the manner of liquidation and to elect the liquidator and, where applicable, the Board of Auditors that will function during the period of liquidation.
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SECTION XII	SECTION XII
ISSUANCE OF UNITS	ISSUANCE OF UNITS

Article 49. The Company may provide for the issuance of certificates of deposit of shares (hereinafter referred to as “Units”, or individually, as a “Unit”).	unimpared wording
Paragraph 1. Each Unit will comprise fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors may establish transition rules for the composition of Units by virtue of an increase in capital stock approved by the Central Bank of Brazil. During such transition period, the Units may comprise share subscription receipts. The Units will be in book-entry form.
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Paragraph 2. The Units will be issued in connection with a primary or secondary distribution or upon a request of any interested shareholders, subject to rules to be established by the Board of Directors pursuant to these Bylaws.
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Paragraph 3. Only shares that are free from liens and encumbrances may be deposited in connection with an issuance of Units.	unimpared wording

Article 50. Except in the event of cancellation of Units, title to the shares that comprise the Units will be transferred only through a transfer of Units.	unimpared wording

Article 51. A holder of Units will be entitled, at any time, to request the depository financial institution to cancel the Units and deliver the relevant shares deposited, subject to rules to be established by the Board of Directors pursuant to these Bylaws.
unimpared wording
Paragraph 1. The cost of transferring title to and cancelling Units may be charged to the holder thereof	unimpared wording
Paragraph 2. The Board of Directors of the Company may, at any time, suspend for a definite period the possibility of issuance or cancellation of Units set forth, respectively, in Section 49, Par. Two, and in the leading provision of this Section, in the event of commencement of a primary and/or secondary distribution of Units in the local and/or international markets, provided that, in such case, the suspension period shall not be in excess of one hundred eighty (180) days.
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Paragraph 3. Units that are subject to liens, encumbrances or charges cannot be cancelled.	unimpared wording

Article 52. The Units will entitle their holders to the same rights and privileges as the shares deposited.	unimpared wording
Paragraph 1. The right to attend shareholders’ meetings of the Company and to exercise at such meetings all the privileges attaching to the shares that comprise the Units, subject to proof of ownership, is vested exclusively in the holder of such Units. Any holder of Units may attend meetings of shareholders of the Company by proxy, under a proxy instrument given pursuant to the terms of Section Six, Par. Two of these Bylaws.	unimpared wording
Paragraph 2. In the event of a stock split, reverse stock split, issuance of stock dividends or issuance of new shares through the capitalization of profits or reserves, the following rules shall apply with respect to the Units:	unimpared wording
(i) If there is an increase in the number of shares issued by the Company, the depository financial institution will enter the deposit of the new shares and will credit the new Units to the account of their respective holders in order to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units.	unimpared wording

(ii) If there is a reduction in the number of shares issued by the Company, the depository financial institution will debit the Units to custody accounts of the holders of shares subject to a reverse stock split, and will automatically cancel Units in an amount sufficient to reflect the new number of shares held by the holders of Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where the remaining shares are not sufficient for the creation of Units, such shares will be delivered directly to the shareholders, without issuance of any Units.	unimpared wording

Article 53. In the event of exercise of a preemptive right for subscription of shares issued by the Company, if any, the depository financial institution will create new Units through an entry in the book- entry form Unit register and will credit such Units to the respective holders in order to reflect the new number of preferred shares and common shares issued by the Company that are deposited in the custody account for the Units, observing at all times a proportion of fifty-five (55) common shares and fifty (50) preferred shares issued by the Company for each Unit, provided that, where any shares are not sufficient for the creation of Units, such shares will be credited directly to the shareholders, without issuance of any Units. In the event of exercise of a preemptive right for subscription of other securities issued by the Company, no Units will be automatically credit ed.
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Article 54. The holders of Units will be entitled to receive shares as a result of a spin-off, merger or consolidation involving the Company. In any such event, the Units will always be created or cancelled, as the case may be, through an entry in the book-entry form Unit register in the name of the BM&FBOVESPA, as the fiduciary owner thereof, and the BM&FBOVESPA will credit them to the custody accounts of the respective Unit holders. In the event that any shares are attributed to the holders of Units and such shares are not sufficient for the creation of new Units, such shares will be deposited with the BM&FBOVESPA, as the fiduciary owner of the Units, and the BM&FBOVESPA will credit them to the custody accounts of the respective holders.
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SECTION XIII	SECTION XIII
GENERAL AND TRANSITION PROVISIONS	GENERAL AND TRANSITION PROVISIONS

Article 55. Cases omitted from these Bylaws will be governed by principles of law and by laws, decrees, resolutions and other statutory provisions of the appropriate authorities.	unimpared wording

Article 56.The provisions of Article IX, as well as the rules under Level 2 Regulations mentioned in Section Nine of these Bylaws will become effective only after the date on which the Level 2 Corporate Governance Good Practices Agreement becomes effective.
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Report detailing the origin and justification of the changes proposed and analyzing the corresponding legal economic effects

The proposed changes to the Company’s Bylaws have the following purposes:

• Article 5, heading – adjust the wording of the capital according to the increase of capital approved by the Board of Directors, within the limit of the authorized capital and with the increase proposed by the Board of Executive Officers and the Board of Directors, in meetings held in March, 15th 2010 and March 22nd, 2010, respectively;

• Article 12 – allow the members of the Board of Directors elected for a position in the Board of Executive Officers to receive the compensation related to any of such positions;

• Articles 15, paragraph 3, and paragraphs 16 and 17, item XIX – improvement of the wording of the said provisions which govern the procedures applicable in case of opening of a position of Chairman of the Board of Directors, and procedures applicable to the Meetings of the Board of Directors, such as holding meetings without call (with the attendance of all the members), holding of meetings electronically and at a location rather than the Company’s main place of business; and quorum for holding the meetings;

• Article 19, heading and paragraph 2 – increase of the maximum number of Statutory Officers from 56 to 75 members;

• Articles 21, 22 and 26 – adjustment of the wording due to the changes previously proposed and explanations of the wording;

• Article 35, paragraphs 3 and 4 – extension of the time for payment of dividends for up to 180 days from the declaration date and inclusion of disposition regarding the forfeiture of the right to receive dividends in 3 years as of the declaration, with the purpose of granting transparence to the shareholders compensation structure.

Further details regarding the justifications for the proposed changes are available in the Minutes of the Meeting of the Board of Executive Officers held on March 15, 2010, at 2:00 p.m., attached hereto as ATTACHMENT I.

ATTACHMENT I

BANCO SANTANDER (BRASIL) S.A.
Publicly Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF EXECUTIVE OFFICERS
HELD ON MARCH 15, 2010

DATE, TIME AND PLACE:

March 15, 2010, at 2:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

All the undersigned members of the Board of Executive Officers.

SUMMON:

The meeting was duly convened as provided for in Article 21 of the Company’s Bylaws.

BOARD:

Pursuant to Article 21, paragraph one of the Company’s Bylaws, the meeting was chaired by Mr. Pedro Paulo Longuini, Vice-President Executive Officer, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

Submit for approval of the Board of Directors, under article 17, item XI, of the Company’s Bylaws, a proposal for amendment of the Company’s Bylaws, in its articles 5, “heading”, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, “heading” and paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, including paragraphs 3 and 4.

RESOLUTIONS TAKEN:

After examining and discussing the matter of the Agenda, the Company’s Executive Officers, unanimously and without any restrictions, decided to submit for approval of the Board of Directors, under article 17, item XI of the Company’s Bylaws, in a meeting to be held on next March 22, 2010, the amendment of the following articles of the Company’s Bylaws: (a) article 5, “heading”, in order to adjust the wording of the capital stock in accordance with the capital increase approved by the Board of Directors, within the limit of the authorized capital, at Meetings of the Board of Directors held on October 6 and October 29, 2009, and with the increase proposed by the Board of Executive Officers at a meeting held today at 10 a.m.; (b) article 12, in order to allow members of the Board of Directors elected for an office in the Board of Executive Officers to receive compensation related to any of such offices; (c) article 15, paragraph 3, in order to clarify the applicable procedures in case of vacancy of the President of the Board of Directors office; (d) article 16 and paragraphs, to improve the provisions addressing the procedures to be followed to hold meetings of the Board of Directors, including, but not limited to, the holding of meetings without call (attendance of all the members), the holding of meetings by electronic means and in place other than the main place of business, and the quorum to hold Meetings of the Board of Directors; (e) article 17, item XIX, to improve the wording of said provision; (f) article 19, “heading” and paragraph 2, in order to raise the maximum number of members of the Board of Executive Officers of the Company from fifty six (56) to seventy-five (75) members among them, one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officers, Executive Officers and Officers without a specific designation, as decided by the Board of Directors; (g) article 21 and paragraphs, in order to improve the wording; (h) article 22, in order to (h.1) amend the provisions of item V, to set forth that the Board of Executive Officers shall be responsible for authorizing the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the Company’s equity included in the latest balance sheet approved by the General Meeting; (h.2) create a new item VI, to set forth that the Board of Executive Officers shall be responsible for authorizing the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the Company’s equity included in the latest balance sheet approved by the General Meeting, and (h.3) renumber existing items VI to IX, which shall be items VII to X, respectively, remaining unchanged their writing; (i) article 26, item IV, to update the reference of item VII of article 22 to item IX, because of the amendment contained in item “h.3” above; and (j) article 35, for (j.1) inclusion of paragraph 3, in order to establish that dividends and/or interest on capital may be paid within one hundred and eighty (180) days from the date they are declared by the Board of Directors according to the Company’s financial strategy, and (j.2) inclusion of paragraph 4, in order to establish that dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company. Regarding the inclusion of paragraph 3 of Article 35 of the Company’s Bylaws, said amendment aims to bring transparency to the compensation structure to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company shall apply, including, to the payment of interest on capital proposed by the Board of Executive Officers in the meeting held on this day at 11:00 a.m. Further, the Board of Executive Officers recorded in the Minutes that the Company shall adopt as compensation policy of its shareholder the declaration of dividends/interest on capital on a quarterly basis, and the amount of dividends and/or interest on capital to be effectively declared will depend on several factors, including, but not limited to, cash flow of the Company, financial status (including capital base of the Company), estimates, legal obligations, economic environment and other factors relevant to the time of its proposal under Act # 6,404/76. Upon the approval of the above-mentioned amendments, the articles of the Bylaws shall read as follows: “Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value. (...) Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold. (...) Article 15 (...) Paragraph 3.In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors. Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests. Paragraph 1 The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article. Paragraph 2 The calls shall indicate the place, date and time of the meeting and, briefly, the agenda. Paragraph 3 The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call. Paragraph 4 The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act. Paragraph 5 The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda. Paragraph 6 The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published. Paragraph 7 The resolutions of the Board of Directors shall be taken by majority of votes among the attending members. Article 17. (...) XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties; (...) Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific

Designation. (...) Paragraph 2 The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election. (...) Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints. Paragraph 1 The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held: I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation. Paragraph 2 The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published. Paragraph 3 The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation. Paragraph 4 The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws. Article 22. The assignments and duties of the Board of Executive Officers are: (...) V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting; VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting; VII - resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad; VIII - submit to the Board of Directors the financial statements; IX - define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and X - set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof. (...) Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for: (...) IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof, and (...) Article 35. (…) Paragraph 3 The dividends and/or interest on capital may be paid within one hundred and eighty (180) days from the date they are declared by the Board of Directors according to the Company’s financial strategy. Paragraph 4 The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.”

In conclusion, the Board of Executive Officers recorded in the Minutes that the amendments proposed herein shall be submitted for approval of the Company’s shareholders in an Extraordinary Shareholders Meeting.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by the attended Officers and the Secretary. São Paulo, March 15, 2010. signed) José de Menezes Berenguer Neto and José de Paiva Ferreira - Senior Vice-President Executive Officers; Carlos Alberto López Galán and Pedro Paulo Longuini - Vice-President Executive Officers; José Roberto Machado Filho, Marco Antônio Martins de Araújo Filho and Marcos Matioli de Souza Vieira - Executive Officers; Amancio Acúrcio Gouveia, André Fernandes Berenguer, Luiz Felipe Taunay Ferreira and Reginaldo Antonio Ribeiro - Officers without a Specific Designation.

     I certify that this transcription is a true copy of the minutes drawn up in Book of Minutes of the Company’s Board of Executive Officers Meetings.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Chair

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President